UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13 a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                FOR AUGUST 28, 2000

                            LOCALIZA RENT A CAR S.A.
                                TOTAL FLEET S.A.
                     PRIME PRESTADORA DE SERVICOS S/C LTDA.
                              LOCALIZA SYSTEM LTDA.
               --------------------------------------------------
               (Exact Name of Registrant as Specified in Charter)

                         Avenida Bernardo Monteiro, 1563

                            Funcionarios 30150 - 902

                      Belo Horizonte, Minas Gerais, Brazil

                      -------------------------------------
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

                    FORM 20-F ___X___   FORM 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                    YES ______          NO ___X___

(If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)): notapplicable

LOCALIZA RENT A CAR S.A.
TOTAL FLEET S.A.
PRIME PRESTADORA DE SERVICOS S/C LTDA.
LOCALIZA SYSTEM LTDA.


LOCALIZA RENT A CAR S.A.

1.Minutes of the Consultant Board<180>s Meeting held on August 05, 1998

2.Minutes of the Extraordinary General Meeting held on November 30,
1998

3.Minutes of the Board of Directors<180>Meeting held on May 10, 1999

4.Minutes of the Consultant Board<180>s Meeting held on August 5, 1999

5.Minutes of the Extraordinary General Meeting held on August 10, 1999

6.Minutes of the Meeting of the Board of Directors held on October 25, 1999

7.Minutes of the Extraordinary General Meeting held on October 27, 1999 (with updated by-laws attached)

8.Minutes of the Extraordinary General Meeting held on November 30, 1999

9.Minutes of the Board of Directors<180>Meeting held on November 30, 1999

10.Minutes of the Extraordinary General Meeting held on December 31, 1999 (with updated by-laws attached)

11.Minutes of the Board of Directors<180>Meeting held on December 31, 1999

12.Minutes of the Board of Directors<180>Meeting held on February 14, 2000

13.Minutes of the Extraordinary General Meeting held on March 3, 2000

14.Minutes of the Board of Directors<180>Meeting held on April 24, 2000

15.Minutes of the Extraordinary and Ordinary General Meeting held on April 25, 2000 (with updated by-laws attached)

TOTAL FLEET S.A.

16.Minutes of the Extraordinary General Meeting held on January 31, 1999

17.Minutes of the Ordinary and Extraordinary General Meeting held on March 30, 1999

18.Minutes of the Extraordinary General Meeting held on November 30, 1999

19.Minutes of the Extraordinary General Meeting held on December 31, 1999 (with updated by-laws attached)

20.Minutes of the Extraordinary and Ordinary General Meeting held on April 25, 2000

PRIME PRESTADORA DE SERVICOS S/C LTDA.

21.Company Articles of Association Autovenda Ltda. held on November 16, 1998

22.First Company Articles of Association Amendment Autovenda S/C Ltda held on November 30, 1998

LOCALIZA SYSTEM LTDA.

23.Tenth Company Articles of Association Amendment Localiza System Ltda. held on May 11, 1999

                            LOCALIZA RENT A CAR S.A.
                          C.G.C. N(0)16.670.085/0001-55
                              NIRE n(0)3130001144-5

                    Minutes of the Consultant Board's Meeting

                             held on August 05, 1998

Date, Time and Place: August 05, 1998, at 08 a.m., at the head office in Belo Horizonte, State of Minas Gerais, at 1563 Bernardo Monteiro Avenue. Attendance: the entirety of the Consultant Board. Convocation: In view of the presence of all members of the Consultant Board, evidence of prior convocation has been discharged. Table: Mr. Jose Salim Mattar Junior, President; Mr. Antonio Claudio Brandao Resende, Secretary. Order of the Day: there was nothing to deliberate on that day and, therefore, the meeting was closed. Suspension of Work and Drawing-up of the Minutes: Afterwards, the President passed the word around and, without anyone else to take the floor, he suspended the work for drawing-up hereof which, as the session was reopened, has been read, approved and signed by all those present. The Councilors present: (sgd) Jose Salim Mattar Junior; Antonio Claudio Brandao Resende; Eugenio Pacelli Mattar; Flavio Brandao Resende; Stefano Bonfiglio; Karl Wiss. I attest this document is an exact copy of the minutes drawn up in magnetic means to be filed in the appropriate book.
                        Belo Horizonte, August 05, 1998.

                       ----------------------------------
                            Jose Salim Mattar Junior

                             President of the Table

                       -----------------------------------
                         Antonio Claudio Brandao Resende

                                    Secretary

                   (Minutes of the Consultant Board's Meeting
                            held on August 05, 1998)

                            Those Councilors Present:

                      ------------------------------------
                            Jose Salim Mattar Junior

                      ------------------------------------
                         Antonio Claudio Brandao Resende

                      ------------------------------------
                             Eugenio Pacelli Mattar

                                    Councilor

                      -------------------------------------
                             Flavio Brandao Resende

                                    Councilor

                     --------------------------------------
                                Stefano Bonfiglio

                                    Councilor

                     --------------------------------------
                                    Karl Wiss

                                    Councilor

                            LOCALIZA RENT A CAR S.A.
                           General Taxpayers' Register

                                NIRE: 313000144-5

Minutes of the Extraordinary General Meeting  held on November 30th., 1998

Date, Time and Place:- November 30th., 1998, at 09:00 a.m. at the Corporation's headquarters located at Av. Bernardo Monteiro, N(0)1563, in the City of Belo Horizonte, State of Minas Gerais.

Those Present:- Shareholders representing the totality of the Corporation's Capital.

Board:- Jose Salim Mattar Junior, Chairman; Antonio Claudio Brandao Resound, Secretary.

Convocation:- Proof of prior convocation in the press was dispensed with, in view of paragraph 4 of Article 124 of Law no. 6.404/76.

Order-of-the Day:-

(A) To rectify the Minutes of the General Ordinary and Extraordinary Meeting held on April 30th., 1996, filed at the Chamber of Commerce for the State of Minas Gerais under number 1.470.955 on July 31st., 1996, duly transcribed at Page 2; 3 and 4 of the Book for the General Ordinary and Extraordinary Minutes, number 002;

(B) To ratify the acts performed at the General Ordinary and Extraordinary Meeting held on April 30th., 1996,, consolidating in this form its new wording;
(C) To deliberate in respect of the payment of interests, as remuneration for its own Capital, calculated over the statement of Net Equity; (D) To deliberate on the capitalization of the amounts deriving from the remuneration of its own Capital, and the consequent amendment of Article 5th., "caput" of the Bye-Laws;
(E) To deliberate over the amendment on the renounce of the preference right through the adoption of the Option Plan, through the reformulation of Article 5th., Paragraph 4th., of the Bye-Laws; (F) To deliberate on the amendments of the administrative structure of the Corporation, through the reformulation of
Article 13th., "caput", of Article 14th., "caput", of Article 15th., Paragraph 3rd., of Article 16th., Sole Paragraph, of Article 17th., "caput", of Article 18th., of the Bye-Laws; (G) To deliberate over the amendment in the payment of the minimum obligatory dividends, through the amendment of Article 8th., "caput", of the Bye-Laws; (H) To deliberate on the amendments of the Bye-Laws, for a better adequacy to the situation of a publicly traded Corporation, through the reformulation of Article 7th., which disposes on the property of shares, of
Article  11th.,  Items [a];  [b]; [c]; [d]; [e]; [f]; [h]; [i]; [k] and [m], and
Paragraph 2nd., which wording disposes on the competencies of the Board of Directors, and the expression of the amounts in Brazilian currency, inclusion of Item [o] to Article 11th., to establish a remuneration for the Executive Management, of Article 26th., Paragraph 1st., and 2nd., which disposes on the term of permanence of the Statutory Audit Committee; and (I) To deliberate on the amendment of the Bye-Laws through the reformulation of Article 30TH., Paragraph 2nd., to dispose on the payment of interests over its own capital pursuant to the legislation in force, its payment, credit and capitalization;
(J) By the amendments to be deliberated, approve the Consolidation of the Bye-Laws, which shall pass to rule the Corporation from this date on.

Decisions Taken Unanimously:
In compliance with the order-of-the-day, the shareholders present approved unanimously:

(A) Rectification of the Minutes of the General Ordinary and Extraordinary Meeting held on April 30th., 1996, in order to include the deliberation for the payment of dividends to the Shareholders, which they do through this present General Extraordinary Meeting;

By its terms, the Shareholders decide to include the Item "d)" of the "Deliberations Taken Unanimously", with the following wording:

- "d) Once concluded the approvals of the Accounting Statements which refer to the Accounting Year ending on December 1995, the Shareholders decide for the payment of dividends referring to the existing accumulated profits at the closing of the accounting year of 1995, in accordance with Law 6,404/76, in the amount of R$ 535,914.63 [five hundred and thirty five thousand, nine hundred and fourteen Reais and sixty three centavos], the disbursement of which shall occur partially on the date of March 31st. 1996, in the amount of R$ 450,000.00 [four hundred and fifty thousand Reais] and the remaining balance to be duly paid on May 31st., 1996, in the amount of R$ 85,914.63 [eighty five thousand, nine hundred and fourteen Reais and sixty three centavos]".

(B) Retified the Minutes of the General Ordinary and Extraordinary Meeting held on April 30th., 1996, filed at the Chamber of Commerce for the State of Minas Gerais under number 1.470.955 on July 31st., 1996, duly transcribed at Page 2; 3 and 4 of the Book for the General Ordinary and Extraordinary Minutes, number 002, the Shareholders decided its ratification, consolidating the tenor of the new wording of those Minutes, as follows, to wit:

Minutes of the General Ordinary and Extraordinary Meeting held on April 30th.,

1996

Date, Time and Place:- April 30th., 1996, at 16:00 hours at the Corporation's headquarters located at Av. Bernardo Monteiro, N(0)1563, in the City of Belo Horizonte, State of Minas Gerais.

Those Present:- Shareholders representing the totality of the Corporation's Capital, as recorded in the Book of Presence of Shareholders.

Board:- Jose Salim Mattar Junior, Chairman; Antonio Claudio Brandao Resound, Secretary. Order-of-the Day:- (a) Approval of the General Balance Sheet, the Report of the Executive Board, Statement of Income, Statement of Changes in Net Equity, Statement of Origin and Investment of Resources, Report from the
Auditors referring to the Accounting Year of 1995; (b) Increase of the Corporation's Capital by means of the Monetary Restatement of the Capital and also through the incorporation of part of the balance of the account of Accumulated Profits; (c) Amendment of Clause 34th., of the Bye-Laws, authorizing the Directors, signing always at least 2 [two] of them jointly, to issue Commercial Papers in the name of the Corporation, and also to authorize the opening of branches; (d) To deliberate on the payment of dividends, referring to existing accumulated profits on the closing of the accounting year of 1995.

Deliberations taken unanimously:
(a) Documents referring to the Accounting year of 1995, constituted by: General Balance Sheet, the Report of the Executive Board, Statement of Income, Statement of Changes in Net Equity, Statement of Origin and Investment of Resources, Report from the Auditors referring to the Accounting Year of 1995;

Taking the word, the President Mr. Jose Salim Mattar Junior submitted to the approval of the General Meeting the General Balance Sheet, the Report of the Executive Board, Statement of Income, Statement of Changes in Net Equity,
Statement of Origin and Investment of Resources, Report from the Auditors referring to the Accounting Year of 1995, without any reserves or restrictions.

(b) Passing to the following Item of the Order-of-the-Day, the President proposed the increase in the Corporation's Capital from R$ 40,000,000.00 [forty million Reais] to R$ 50,000,000.00 [fifty million Reais], using for these purposes the monetary restatement of the Balance Sheet in the amount of R$ 7,775,042.82 [seven million, seven hundred and seventy five thousand and forty two Reais and eighty two Centavos], and incorporating part of the balance of the account of Accumulated Profits in the amount of R$ 2,224,957.18 [two million, two hundred and twenty four thousand nine hundred and fifty seven Reais and eighteen Centavos]. With this increase shall then be issued 3,999,968 [three million, nine hundred and ninety nine thousand, nine hundred and sixty eight] common shares, and 32 [thirty two] preferential shares, which shall be distributed to the Shareholders in the proportion of 0.1% [one tenth per cent], for each share held, either common or preferential, of the capital of R$ 40,000,000.00 [forty million Reais].

Put into discussion, the proposal was approved unanimously, the Meeting having deliberated on the new wording for Article 5th., of the Bye-Laws:

"Article 5th.- The Corporation's Capital is R$ 50,000,000.00 [fifty million Reais], divided into 19,999,840 [nineteen million, nine hundred and ninety nine thousand, eight hundred and forty] common shares and 160 [one hundred and sixty] preferential shares, all nominative and without par value, fully subscribed and paid in Brazilian currency".

(c) Passing to the next Item of the Order-of-the-Day, Mr. President proposed the amendment of Clause 34 of the Bye-Laws, authorizing the Directors, signing always at least 2 [two] of them jointly, to issue Commercial Papers in the name of the Corporation, and also to authorize the opening of branches. Placed to discussion, the proposals were approved unanimously, the Meeting having deliberated on the new wording for the Article 34th., of the Bye-Laws:

"Article 34th.- It is also the competence of the Directors, signing at least two of them jointly:

a) to sign financing contracts or loan contracts, exchanges, finances, sureties, warranties, bonds, mortgages, chattel mortgages, the granting of warranties, either real estate security or personal guarantee, assuming in the name of the Corporation the corresponding liabilities;

b) to sign contracts implying, or which may imply, in the alienation or acquisition of movable properties of real estate;

c) purchase and sale of vehicles, property of the Corporation; d) authenticate shares or securities and share certificates representing the same; e) to nominate proxies with the clauses "ad-judicia" and "ad-negotia"; f) to represent the Corporation before any federal, state or private banking institutions and to operate bank accounts; g) to issue Commercial Papers in the name of the Corporation; h) to authorize the opening of branches by means of written instruments, which shall be filed at the Chamber of Commerce".

(d) Once concluded the approval of the Financial Statement referring to the accounting year ending on December 31st., 1995, the Shareholders decide for the payment of the dividends referring to accumulated profits existing at the closing of the accounting year of 1995, in accordance with Law 6,404/76, in the amount of R$ 535,914.63 [five hundred and thirty five thousand, nine hundred and fourteen Reais and sixty three centavos], and its disbursement shall occur partially, on March 31st., 1996 in the amount of R$ 450,000.00 [four hundred and fifty thousand Reais], and the balance to be duly paid on May 31st., 1996, in the amount of R$ 85,914.63 [eighty five thousand, nine hundred and fourteen Reais and sixty three Centavos].

Once accomplished the Order-of-the-Day, the President thanked the participants for the support and trust given to the Management Board and gave the word to those who wanted to use it. As no one did, and nothing else having to be discussed, the Meeting was closed, these present Minutes being drawn up, and after having been read, was approved by all present Shareholders.

Signed: LOCAPAR - Localiza Participacoes e Administracao Ltda., by his Director Antonio Claudio Brandao Rezende.

Belo Horizonte, April 30th., 1996".

(C) To remunerate the Shareholders through the application of Article 9th., of Law 9,249/95 and amendments inserted by Article 78 of Law 9430/96, in the form of interests on its own capital in the total amount of R$ 9,675,000.00 [nine million, six hundred and seventy five thousand Reais], the net amount of which, net of Retained Income Tax equivalent to R$ 1,451,250.00 [one million, four hundred and fifty one thousand, two hundred and fift Reais], shall be credited proportionally to the participation of each Shareholder.

-------------------------------------------------------------------------------
(D) By the will of the Shareholders, the same decide for the capitalization of the credited amounts, on this date, as remuneration for their own capital, for the total amount of R$ 8,223,750.00 [eight million, two hundred and twenty three thousand, seven hundred and fifty Reais], incorporated proportionally to the share of the capital of which they are owners, having for these purposes the subscription of 1,472,224 [one million four hundred and seventy two thousand, two hundred and twenty four] new common shares, nominative and without par value, as determined in Article 169 of the Corporation's Law. Therefore, Article 5th., "caput", of the Bye-Laws shall have from now on the following wording:

-------------------------------------------------------------------------------

"Article 5. - The share capital of the Corporation is R$94,023,750.00 (ninety-four million, twenty three thousand and seven hundred and fifty reais) divided into 16,832,224 (sixteen million eight hundred and thirty two thousand, two hundred and twenty four) common shares, without par value".

(E); (F); (G); (H); (I).- By the amendments introduced by this present General Meeting, and for all other adaptations necessary for the situation of an publicly trade Corporation, the Shareholders decide to approve the reformulation of the Bye-Laws, through the literal transcription of the new wording for the following Articles:

"Article 5. - The share capital of the Corporation is R$94,023,750.00 (ninety-four million, twenty three thousand and seven hundred and fifty reais) divided into 16,832,224 (sixteen million eight hundred and thirty two thousand, two hundred and twenty four) common shares, without par value".

Paragraph 1.- The Corporation is authorized to increase the Corporation's Capital, independently of an amendment of the statutes, in up to more 810,000 [eight hundred and ten thousand] nominal preferential shares, observing always the following rules:

(a) it shall be the competence of the Board of Directors to deliberate on the issuance of shares and the conditions to which the same shall be subject; (b) the issuance of shares may be made without keeping the proportion between the classes and species; and (c) the issuance of preferential shares shall be subject to the limits foreseen in law.

Paragraph 2.- Without any changes in the rights and restrictions which are inherent to the same, pursuant to the terms of this Article, all shares of the Corporation may be transformed, by deliberation of the Board of Directors, into Book Entry Shares, remaining in a deposit account in the financial institution determined by the Board of Directors, in the name of its holders, without the issuance of certificates, pursuant to the terms of Articles 34 and 35 of Law 6,404 of December 15th., 1976, being authorized the collection from the Shareholders the remuneration related to Paragraph 3rd., of Article 35th., of the above mentioned Law.

Paragraph 3.- The Corporation may, through authorization of the Board of Directors, acquire its own shares for the purposes of canceling or holding in treasury, for later disposal, respecting the legal dispositions and applicable regulations.

Paragraph 4.- Within the limits of the authorized capital, and in accordance with the plan approved by the General Meeting, the Corporation may grant a purchase option to its managers, employees or natural persons which are rendering services to the same, or to managers, employees or natural persons rendering services to companies under its control, with the exclusion of the preference right of the Shareholders in the granting and in the exercise of the purchase options.

Article 7.- The shares are indivisible in regard to the Corporation, and each common share shall give to its holder, a vote in the deliberations in the general meetings.

Article 8.- The preferential shares hold the following advantages:

(a) Priority in receiving a non cumulative annual dividend of R$ 0.01 [one Centavo of Real] per share; (b) Priority in the reimbursement of the capital in the case of winding up of the Corporation, up to the amount of the capital represented by these shares; and (c) Participation, in equality of conditions with the common shares in the capital increases deriving from the capitalization of profits or reserves.

Paragraph 1.- The preferential share are not convertible into common shares, and have no voting rights. The voting rights will only be acquired in the hypothesis that the Corporation, for a term of three consecutive accounting years, will not pay the minimum dividends which these shares have the right for, this right being kept until the payment of the non cumulative dividends.

Paragraph 2.- The Corporation, by deliberation of the General Meeting, may create other classes of preferential shares, beside those already existing.

Article 11.- The Board of Directors has as its primary function the establishment of fundamental guidelines and the general guidance of the policies and business of the Corporation, as well as to verify and follow up its execution, having especially, besides the attributions foreseen by Law:

(a) to previously pronounce itself on the presentation, to the General Meeting, of any proposal for amendment of these Bye-Laws, except those requested by law;
(b) to previously pronounce itself on the presentation, to the General Meeting, of any proposal for amendment of the Corporation's objectives and or development of the Corporation in a new business branch; (c) to previously pronounce itself on the presentation, to the General Meeting, of any proposal for incorporation or amalgamation of the Corporation or its subsidiaries; (d) to approve the acquisition or disposal by the Corporation [or related acquisitions or disposals] of assets, business, operations or titles and securities involving amounts which, on the date of acquisition or disposal, are higher that R$ 1,200,000.00 [one million, two hundred thousand Reais], except:

i) automobiles purchased or sold in the normal course of business of the Corporation; II) transaction from financial investments for the purposes of managing the cash flow within the normal course of business of the Corporation;
(e) to previously pronounce itself on the presentation, to the General Meeting, of any proposal for liquidation, dissolution, self-bankruptcy, preventive forced agreement or similar event, or a filing for liquidation, dissolution, self-bankruptcy, preventive forced agreement or similar event, of the Corporation and/ or any of its subsidiaries;

(f) to approve, within the authorized capital and legal competence of the General Meeting, the proposal for the issuance, voluntary redemption our repurchase of any title or security, issued by the Corporation or its subsidiaries [including shares, options, convertible or exchangeable securities, or warrants], by the Corporation or by any of its subsidiaries, or the practice of any act which may affect the capital structure of the Corporation or its subsidiaries;

(g) to deliberate on the assumption or guarantees, by the Corporation or any of its subsidiaries, of any indebtedness which, after the consideration of the assumption or guarantee of such indebtedness in the whole, the consolidated indebtedness of the Corporation or its subsidiaries is greater than twice the tangible net equity of the Corporation or its subsidiaries, in the last quarterly interim balance sheet of the Corporation or its subsidiaries;

(h) to previously pronounce itself on the presentation, to the General Meeting, of any proposal for declaration, payment or retention of dividends over the 25% [twenty five per cent] of the adjusted net profit, defined in Article 189 and following of Law N(0) 6,404/76;

(i) to previously pronounce itself on the presentation, to the General Meeting, of any proposal for distribution, as bonus or dividend of any class, of securities of the Corporation or its subsidiaries, except as foreseen in Item [h], above;

(j) to approve the annual business plan, the annual budget and the long term strategic planning of the Corporation and its subsidiaries; (k) to deliberate on the execution or amendment of any contract [or related contracts] by the Corporation or its subsidiaries, involving payments by or to the Corporation, or any of its subsidiaries, during the term of the contract or amendment, of amounts higher than R$ 1,200,000.00 [one million, two hundred thousand Reais], on the date of execution of the contract or amendment, except contracts executed during the normal course of business related to:

(I) car rentals;
(II) franchising;
(III) indebtedness and cash flow management;
(l) to chose and destitute independent auditors of the Corporation; (m) to approve any operation between the Corporation or its subsidiaries and any Shareholder, its affiliates and associates, except in the case of: (I) operations between the Corporation and its subsidiaries for the purposes of cash flow management; (II) operation in strictly commutative conditions and with adequate compensatory payment, with "Radio Beep Telecomunicacoes Ltda.", up to the amount on the date of operation of R$ 1,200,000.00 [one million, two hundred thousand Reais], per year;

(n) to authorize the constitution and acquisition of new subsidiaries or associations [including the acquisition of other subsidiaries, as well as the disposal of subsidiaries of the Corporation; and

(o) to previously pronounce itself on the presentation, to the General Meeting, of any proposal for remuneration, benefits and other incentives for the members of the Board of Directors and of the Executive Management of the Corporation, as well as to approve any changes in the remuneration, benefits and other existing incentive plans for Executive Managers and the Board of Directors, except in the normal course of business, in a consistent form with the previous practices and in accordance with the remuneration's, benefits and other incentives in force for Brazilian companies of organization and size similar to the Corporation.

Paragraph 1.- For the purposes of the dispositions of Items [g] and [k] above, indebtedness means:

(A) (i) liabilities deriving from loans in cash;
(ii) liabilities evidenced by bonuses, debentures, promissory notes or similar instruments; (iii) liabilities related to deferred payments in the price for the acquisition of goods or services, except accounts payable deriving from the normal course of business of the Corporation; (iv) liabilities related to financial leasing; (v) obligations related to amounts remaining due in agreements for the payment of taxes in installments ou similar agreements; (vi) all third parties indebtedness guaranteed by a lien on any asset of the Corporation or its subsidiaries; and (vii) all third parties indebtedness guaranteed by the Corporation or its subsidiaries, less B

(i) cash, in bank accounts deposited cash, and financial investments; (ii) in relation to the Corporation and its subsidiaries, loans among the Corporation and its subsidiaries.

Paragraph 2.- The maximum amounts foreseen in Items [d]; [k] and [m], of "caput" of Article 11, above, shall be revised and readjusted every year, at the General Extraordinary Meeting.

Article 13.- The Executive Board shall be composed by 5 [five] Directors, Shareholders or not, all resident in Brazil, elected by the Board of Directors. Of the Executive Board, one shall receive the designation of Director President, three shall receive the designation of Executive Vice President Director, and the fifth, shall receive the designation of Director for Finances and Market Relations

Article 14.- The Executive Board shall convene always when necessary, but at least once every 6 [six] months. The meetings shall be chaired by the Director President, or in his absence, by one of the Executive Vice President Directors indicated by the Director President.

Article 15.- In the absences or temporary hindrances of any Director, the same, subject to the approval of the Director President, may indicate among the remaining Directors, a substitute to serve during his absence or teporary hindrance. The substitute Director shall perform all functioons and shall have all powers, rights and duties of the subtuituted Director.

Paragraph 1.- The substitute Director shall vote at the meetings of the Executive Board, for himself and for the Director he is substituting.

Paragraph 2.- In the case of death, incapacity or renouncement of a Director, the Board of Directors shall nominate a substitute, or designate a new Director, determining, in any of the cases, the term of office, which shall not exceed the term of office of the substituted Director.

Paragraph 3.- In the absences or temporary hindrances of the Director President, the same shall indicate one of the Vice President Directors to substitute him and to perform all functions, powers, rights and dutiues of the Director President.

Article 16.- The Executive Board shall be responsible for the management of the corporate business in general and in so doing shall perform all of the acts necessary or suitable, with the exception of acts, which by law or under these Bylaws, are attributed to the authority of the General Meeting or Board of Directors. Their powers include, but are not limited to, those sufficient to:
(a) ensure compliance with the law and these Bylaws; (b) ensure compliance with the resolutions taken at General Meetings, Board of Directors' meetings, and at their own meetings; (c) administer, manage, and superintend the corporate business; and (d) issue and approve instructions and in-house regulations deemed useful or necessary.

Paragraph 1.- The Director President shall:

a) perform general supervision and strategic planning for all the Corporation's business; b) coordinate and direct the activities of the other directors in their respective areas of competence; c) perform executive decision-making functions; d) designate whichever director to perform special activities and tasks, independent of those that the director ordinarily performs; and e) summon and preside over Executive Board of Directors meetings.

Paragraph 2.- The executive Director Vice President, and administrative director shall:

a) substitute the Director President in his absence or incapacity when recommended by the Director President; b) assist the Director President in the supervision, coordination, management and administration of activities and businesses of the Corporation and in all tasks to which he is assigned; and c) coordinate, administer, direct and supervise the activities in the areas of human resources, telecommunication systems, legal assistance, corporate communication and fleet acquisition.

Paragraph 3.- The executive Director Vice President, of car fleet rental shall:

a) substitute the Director President in his absence or incapacity when recommended by the Director President; b) assist the Director President in the supervision, coordination, management and administration of activities and businesses of the Corporation and in all tasks to which he is assigned; c) coordinate, administer, direct and supervise the operations related to car fleet rental, encompassing the activities of sales and marketing related to this market segment; and d) coordinate, administer, direct and supervise operations related to the deactivation of fleets.

Paragraph 4.- The executive Director Vice President, car rental director shall:

a) substitute the Director President in his absence or incapacity when recommended by the Director President; b) assist the Director President in the supervision, coordination, management and administration of activities and businesses of the Corporation and in all tasks to which he is assigned; and c) coordinate, administer, direct and supervise operations related to car rental, including the areas of sales and marketing related to this market segment.

Paragraph 5.- The director of finances and market relations shall:

a) coordinate, administer, direct and supervise work related to the capital market; b) represent the Corporation before shareholders, investors, market analysts, the Securities Commission, the stock market, the Central Bank of Brazil and other organs involved in activities related to the capital market in Brazil and abroad; and c) coordinate, administer, direct and supervise the areas of accounting and finances of the Corporation

Paragraph 6.- The representation of the Corporation in and out of court, actively or passively, before third parties, whichever public department or federal, state or local authority as well as state owned companies, private and state joint owned companies, and para-state entities, is the sole responsibility of whichever director.

Article 17.- Deeds of any nature, bills of exchange, checks, money orders, contracts and any other documents that create a liability or obligation for the Corporation must be signed either by: (a) the Director President jointly with any Director; (b) one Director Vice President, jointly with any other director;
(c) by 2 (two) Director Vice Presidents jointly; (d) by the Director President jointly with one attorney in fact, provided that vested with special and specific powers;
(e) by one Director Vice President jointly with one attorney in fact, provided that vested with special and specific powers; or (f) by 2 (two) attorneys in fact jointly, provided that vested with special and specific powers.

Article 18.- Powers of attorney in the name of the Corporation shall always be granted by the Director President and any of the Director Vice Presidents jointly, or by 2 (two) Director Vice Presidents jointly; shall specify the powers granted; and with the exception of Ad-judicia powers, shall be granted for a limited period of at most 13 (thirteen) months.

Article 26.- General meetings shall be called by the Chairman of the Board of Directors, as provided for by law, and shall be presided over by a shareholder chosen by majority of votes of those present. The chairman of the meeting shall appoint the secretary of the meeting.

Sole Paragraph.- Shareholders may be represented at the General Meetings by an attorney-in-fact, shareholder, manager of the Corporation or lawyer, duly authorized by a power of attorney.

Article 27.- The Corporation's Statutory Audit Committee shall only be instated upon request of the shareholders, pursuant to law.

Sole Paragraph.- The members of the Statutory Audit Committee shall remain in office until the next General Ordinary Meeting of the Corporation succeeding the Meeting in which they were elected.

Article 30.- The Corporation's net profits, after hearing the Statutory Audit Committee if in operation, and after the deductions provided by the Corporation's bylaws and the applicable law, shall be applied as resolved on by the General Meeting.

Paragraph 1.- Shareholders are assured the right to receive a annual dividend of not less than 25% (twenty-five percent) of the net profit of the year, increased or reduced by the following amounts: (a) the legal reserve; (b) contingency reserves and reversion of these same reserves formed in previous years; and (c) realizable profits transferred to the respective reserve and profits previously recorded in this reserve and realized during the year.

Paragraph 2.- The Corporation may pay or credit interests as its own capital remuneration, calculated on the accounts of the net worth, observing always the interest rates and the limits established in the legislation in force. The amounts paid to the shareholders as interests on its own capital shall be deducted from the minimum obligatory dividend. As decided by the General
Meeting, the amount of the interests may be credited and paid to the shareholders and later incorporated to the Corporation's capital instead of being distributed and paid.

(J) Once concluded the amendments, the Shareholders approved the new consolidated wording of the Bye-Laws, which shall be filed before the Chamber of Commerce for the State of Minas Gerais, in separate to the filing of this General Extraordinary Meeting, in order to produce effects, in fact and at law.

Adjournment of Business and Writing Up of the Minutes: there being nothing else to be dealt with, whoever wished to speak was invited to, and as no one did, business was adjourned for as long as necessary to draw up these minutes by magnetic means to be transcribed in its proper book, and after having been read and checked was by all approved and signed.

Shareholders present: [signed]

In behalf of: SM PARTICIPACOES E ADMINISTRACAO LTDA. Jose Salim Mattar Junior

In behalf of: ACBR PARTICIPACOES E ADMINISTRACAO LTDA Antonio Claudio Brandao Resende

In behalf of: EM PARTICIPACOES E ADMINISTRACAO LTDA, Eugenio Pacelli Mattar.

In behalf of: FBR PARTICIPACOES E ADMINISTRACAO LTDA., Flavio Brandao Resende

DLJMB FUNDING II, INC.; DLJ FIRST ESC. L.L.C.;DLJ DIVERSIFIED PARTNERS,L.P.; DLJ OFFSHORE PARTNERS II, C.V.; DLJMB OVERSEAS PARTNERS II, C.V., represented by its proxies Mr. Carlos Alberto Moreira Lima Junior; Jose Salim Mattar Junior, Antonio Claudio Brandao Resound, Eugenio Pacelli Mattar, Francisco Savio Mattar, Aristides Luciano de Azevedo Newton, Tarcisio Pinto Ferreira, Messias da Silva Filho, Jose Olympio da Veiga Pereira and Eduardo Alcalay.

We certify that this is a conformed and certified copy of the original transcribed on the proper book.

Belo Horizonte, November 30th., 1998

[illegible signature]
Jose Salim Mattar Junior
Chairman

[illegible signature]
Antonio Claudio Brandao Resende
Secretary

Seal:
Chamber of Commerce for the State of Minas Gerais

I certify the register on December 28th., 1998 under number 1710754

[illegible signature]
Augusto Pimenta de Portilho
In behalf of the General Secretary

Docket: 983113025

/AGE-30-11-98-LOC

4

                            Localiza Rent A Car S.A.
              General Taxpayers' Register Number 16.670.085/0001-55
                              Subscribers Bulletin

List of Subscribers for the increase in capital stock of Localiza Rent A Car S.A. represented by the issuance of 1,472,224 [one million, four hundred and seventy two thousand, two hundred and twenty four] nominative common stock in the total amount of R$ 8,223,750.00 (eight million, two hundred and twenty three thousand seven hundred and fifty Brazilian Reais), as decided at the General Extraordinary Meeting held on November 30th., 1998.

--------------------------------------------------------------------------------
Subscribers

SM Participacoes e Administracao Ltda., a Limited Liability Company, with headquarters in the City of Belo Horizonte, State of Minas Gerais at Avenida Bernardo Monteiro N(0)1563, Bairro Funcionarios, enrolled at the CNPJ/MF 42.763.771/0001-80, with its constitution documents filed at the Notary Public for Civil Register of Juridical Persons under N(0) 80.398 - Book A, on 05/08/92 and docket 01 on 12/22/92, represented by its Director Jose Salim Mattar Junior, Brazilian, judicially separated, businessman, Id. Card N(0) M-1.653.965/ SSP/MG and CPF N(0) 071.823.766-87, resident and domiciled at Rua Boa Esperanca 525, apt 300, Carmo Sion, Belo Horizonte - Minas Gerais

No. of Shares of Common Stock Subscribed

294,445

Value of Shares of Common Stock Subscribed in Brazilian Reais

5.5859375

Payment Form

Brazilian currency, derived from the payment of interests over the Shareholders own capital

Amount Paid up on this date in Brazilian Reais
Capital

1,644,750.00

Share premium

0.00

--------------------------------------------------------------------------------
Subscribers

ACBR Participacoes e Administracao Ltda. with , with headquarters in the City of Belo Horizonte, State of Minas Gerais at Avenida Bernardo Monteiro N(0)1563 [part], Bairro Funcionarios, enrolled at the CNPJ/MF 42.764.423/0001-28, with its constitution documents filed at the Notary Public for Civil Register of Juridical Persons under N(0)80.399 - Book A, on 05/08/92 and docket 01 on 12/22/92, represented by its Director Antonio Claudio Brandao Resende, Brazilian, married, businessman, Id. Card N(0) M-578.679/ SSP/MG and CPF N(0) 076.364.666/00, resident and domiciled at Rua Aldo Casilo N(0)21, Bairro Mangabeiras, Belo Horizonte, MG

No. of Shares of Common Stock Subscribed

294,445

Value of Shares of Common Stock Subscribed in Brazilian Reais

5.5859375

Payment Form

Brazilian currency, derived from the payment of interests over the Shareholders own capital

Amount Paid up on this date in Brazilian Reais
Capital

1,644,750.00

Share premium

0.00

-------------------------------------------------------------------------------
Subscribers

EM Participacoes e Administracao Ltda., established in the City of Belo Horizonte, State of Minas Gerais, with its constitution derived from the payment documents filed at the Notary Public for Civil Register of of interests over the Juridical Persons under N(0) 94,036, on 03/12/1997, represented by Shareholders own capital its Director Eugenio Pacelli Mattar, Brazilian, judicially separated, businessman, Id. Card issued by SSP/MG under N(0) MG-4.491, and CPF N(0) 130.057.586-72, resident and domiciled at Rua Santa Maria de Itabira N(0) 211, apt 1300, Sion, Belo Horizonte - Minas Gerais

No. of Shares of Common Stock Subscribed

196,297

Value of Shares of Common Stock Subscribed in Brazilian Reais

5.5859375

Payment Form

Brazilian currency, derived from the payment of interests over the Shareholders own capital

Amount Paid up on this date in Brazilian Reais
Capital

1,096,500.00

Share premium

0.00

--------------------------------------------------------------------------------
Subscribers

FBR Participacoes e Administracao Ltda., enrolled at the CGC under number 42.764.548/0001-58 with its constitution documents filed at the Notary Public for Civil Register of Juridical Persons under N(0)80.401, on 05/08/92, represented by its Flavio Brandao Resende, Brazilian, of age, bachelor, businessman, Id. Card issued by SSP/MG under N(0) MG-4.661, and CPF N(0) 186.119.316-53, resident and domiciled at Rua Florida N(0) 289, apt 801, Sion, Belo Horizonte - Minas Gerais

No. of Shares of Common Stock Subscribed

196,297

Value of Shares of Common Stock Subscribed in Brazilian Reais

5.5859375

Payment Form

Brazilian currency, derived from the payment of interests over the Shareholders own capital

Amount Paid up on this date in Brazilian Reais
Capital

1,096,500.00

Share premium

0.00

-------------------------------------------------------------------------------
Subscribers

DLJ OVERSEAS PARTNERS II,C.V. a Company duly constituted and existing in accordance with the laws of the Dutch Antilles, with headquarters at 277 Park Avenue, New York, United States, represented in this instrument by its proxy, Mr. Carlos Alberto Moreira Lima Junior, Brazilian, Lawyer, enrolled at the
OAB/SP under N(0) 119.149, and registered at the CPC/MF under N(0) 048.383.938-81, with offices in the City of Sao Paulo, State of Sao Paulo, at Rua Boa Vista N(0) 254, 8(0) and 9(0) floors.

No. of Shares of Common Stock Subscribed

321,441

Value of Shares of Common Stock Subscribed in Brazilian Reais

5.5859375

Payment Form

Brazilian currency, derived from the payment of interests over the Shareholders own capital

Amount Paid up on this date in Brazilian Reais
Capital

1,795,550.87

Share premium

0.00

-------------------------------------------------------------------------------
Subscribers

     DLJ FIRST ESC L.L.C., a Company duly constituted and existing in accordance with the laws of the State of Delaware, United States, with headquarters at 277 Park Avenue, New York, United States, represented in this instrument by its proxy, Mr. Carlos Alberto Moreira Lima Junior, Brazilian, Lawyer, enrolled at the OAB/SP under N(0) 119.149, and registered at the CPC/MF under N(0) 048.383.938-81, with offices in the City of Sao Paulo, State of Sao Paulo, at Rua Boa Vista N(0) 254, 8(0) and 9(0) floors.

No. of Shares of Common Stock Subscribed

46,392

Value of Shares of Common Stock Subscribed in Brazilian Reais

5.5859375

Payment Form

Brazilian currency, derived from the payment of interests over the Shareholders own capital

Amount Paid up on this date in Brazilian Reais
Capital

295,145.03

Share premium

0.00

--------------------------------------------------------------------------------
Subscribers

     DLJ DIVERSIFIED PARTNERS L.P. a Company duly constituted and existing in accordance with the laws of the State of Delaware, United States, with headquarters at 277 Park Avenue, New York, United States, represented in this instrument by its proxy, Mr. Carlos Alberto Moreira Lima Junior, Brazilian, Lawyer, enrolled at the OAB/SP under N(0) 119.149, and registered at the CPC/MF under N(0) 048.383.938-81, with offices in the City of Sao Paulo, State of Sao Paulo, at Rua Boa Vista N(0) 254, 8(0) and 9(0) floors.

No. of Shares of Common Stock Subscribed

24,785

Value of Shares of Common Stock Subscribed in Brazilian Reais

5.5859375

Payment Form

Brazilian currency, derived from the payment of interests over the Shareholders own capital

Amount Paid up on this date in Brazilian Reais
Capital

138,447.05

Share premium

0.00

--------------------------------------------------------------------------------
Subscribers

     DLJ FUNDING II, INC. a Company duly constituted and existing in accordance with the laws of the State of Delaware, United States, with headquarters at 277 Park Avenue, New York, United States, represented in this instrument by its proxy, Mr. Carlos Alberto Moreira Lima Junior, Brazilian, Lawyer, enrolled at the OAB/SP under N(0) 119.149, and registered at the CPC/MF under N(0) 048.383.938-81, with offices in the City of Sao Paulo, State of Sao Paulo, at Rua Boa Vista N(0) 254, 8(0) and 9(0) floors.

No. of Shares of Common Stock Subscribed

82,921

Value of Shares of Common Stock Subscribed in Brazilian Reais

5.5859375

Payment Form

Brazilian currency, derived from the payment of interests over the Shareholders own capital

Amount Paid up on this date in Brazilian Reais
Capital

463,193.08

Share premium

0.00

--------------------------------------------------------------------------------
Subscribers

     DLJMB OFFSHORE PARTNERS II, C.V. a Company duly constituted and existing in accordance with the laws of the Dutch Antilles, with headquarters at 277 Park Avenue, New York, United States, represented in this instrument by its proxy, Mr. Carlos Alberto Moreira Lima Junior, Brazilian, Lawyer, enrolled at the
OAB/SP under N(0) 119.149, and registered at the CPC/MF under N(0) 048.383.938-81, with offices in the City of Sao Paulo, State of Sao Paulo, at Rua Boa Vista N(0) 254, 8(0) and 9(0) floors.

No. of Shares of Common Stock Subscribed

82,921

Value of Shares of Common Stock Subscribed in Brazilian Reais

5.5859375

Payment Form

Brazilian currency, derived from the payment of interests over the Shareholders own capital

Amount Paid up on this date in Brazilian Reais
Capital

463,193.08

Share premium

0.00

                     Belo Horizonte, November 30th. 31, 1998

                             [Illegible signatures]

                         Antonio Claudio Brandao Resende

                        Executive Vice President Director

                               Management Director

                            LOCALIZA RENT A CAR S.A.
                          C.G.C. N(0)16.670.085/0001-55
                              NIRE n(0)3130001144-5

                   Minutes of the Board of Directors' Meeting

                              held on May 10, 1999

Date, Time and Place: May 10, 1999, at 11 a.m., at the head office in Belo Horizonte, State of Minas Gerais, at 1563 Bernardo Monteiro Avenue. Attendance: the entirety of the Board of Directors. Convocation: In view of the presence of all members of the Board of Directors, evidence of prior convocation was discharged. Table: Mr. Jose Salim Mattar Junior, President; Mr. Antonio Claudio Brandao Resende, Secretary. Order of the Day: (a) to ratify the approved value for exertion of the option ("Exertion Price") of R$17,00 per share, for the Stock-Acquisition Option Program ("99 Program") of the Stock-Acquisition Option Plan. Unanimously-Made Decisions: approval was given to the Exertion Price of R$17,00 (seventeen Brazilian reais) per share, to be monetarily restated in accordance with the variation in the IGP-M (General Price Index - Market) computed by Fundacao Getulio Vargas based on April,1999 and applied pro rate temporis, on exponential basis, up to the index of the month corresponding to the month the Company is effectively paid by the 99 Program's beneficiary, when purchasing the shares, as set forth in the 99 Program, approved in the Minutes of the Meeting of the Stock-Acquisition Option Program Management held on 05/10/1998. Suspension of Work and Drawing-Up of the Minutes. The President, then, passed the word around and, without anyone else to take the floor, he suspended the work for the drawing-up hereof, which, when the session was reopened, was read, approved and signed by all those present. Place and Date:
Belo Horizonte, May 10, 1999. Table (sgd) Jose Salim Mattar Junior, the Table's President; Antonio Claudio Brandao Resende, the Table's Secretary. Those councilors present: (sgd) Jose Salim Mattar Junior; Antonio Claudio Brandao Resende; Eugenio Pacelli Mattar; Francisco Savio Mattar; Aristides Luciano de Azevedo Newton; Tarcisio Pinto Ferreira; Messias da Silva Filho; Jose Olympio da Veiga Pereira; Eduardo Alcalay. I attest this document is an exact copy of the minutes drawn up in the appropriate book.


                       ----------------------------------
                            Jose Salim Mattar Junior

                             President of the Table

                       ----------------------------------
                         Antonio Claudio Brandao Resende

                                    Secretary

(Minutes of the Board of Directors' Meeting held on May 10, 1999 at 11 a.m.)

Those Members Present:
-----------------------------------
            Jose Salim Mattar Junior
                    Chairman

-------------------------------------
     Antonio Claudio Brandao Resende
                      Member

-------------------------------------
            Eugenio Pacelli Mattar
                    Member

------------------------------------
           Francisco Savio Mattar
                    Member

--------------------------------------
    Aristides Luciano de Azevedo Newton
                       Member

--------------------------------------
           Tarcisio Pinto Ferreira
                    Member

-------------------------------------
            Messias da Silva Filho
                    Member

---------------------------------------
      Jose Olympio da Veiga Pereira
                      Member

-------------------------------------
                 Eduardo Alcalay
                        Member

                            LOCALIZA RENT A CAR S.A.
                          C.G.C. N(0)16.670.085/0001-55
                              NIRE n(0)3130001144-5

                    Minutes of the Consultant Board's Meeting

                             held on August 05, 1999

Date, Time and Place: August 05, 1999, at 08 a.m., at the head office in Belo Horizonte, State of Minas Gerais, at 1563 Bernardo Monteiro Avenue. Attendance: the entirety of the Consultant Board. Convocation: In view of the presence of all members of the Consultant Board, evidence of prior convocation has been discharged. Table: Mr. Jose Salim Mattar Junior, President; Mr. Antonio Claudio Brandao Resende, Secretary. Order of the Day: there was nothing to deliberate on that day and, therefore, the meeting was closed. Suspension of Work and Drawing-up of the Minutes: Afterwards, the President passed the word around and, without anyone else to take the floor, he suspended the work for drawing-up hereof which, as the session was reopened, has been read, approved and signed by all those present. The Councilors present: (sgd) Jose Salim Mattar Junior; Antonio Claudio Brandao Resende; Eugenio Pacelli Mattar; Flavio Brandao Resende; Stefano Bonfiglio; Karl Wiss. I attest this document is an exact copy of the minutes drawn up in magnetic means to be filed in the appropriate book.

                        Belo Horizonte, August 05, 1999.

                       ----------------------------------
                            Jose Salim Mattar Junior

                             President of the Table

                       -----------------------------------
                         Antonio Claudio Brandao Resende

                                    Secretary

                   (Minutes of the Consultant Board's Meeting
                            held on August 05, 1999)

                            Those Councilors Present:

                      ------------------------------------
                            Jose Salim Mattar Junior

                                    Chairman

                      ------------------------------------
                         Antonio Claudio Brandao Resende

                                  Vice Chairman

                      ------------------------------------
                             Eugenio Pacelli Mattar

                                    Councilor

                      -------------------------------------
                             Flavio Brandao Resende

                                    Councilor

                     --------------------------------------
                                Stefano Bonfiglio

                                    Councilor

                     --------------------------------------
                                    Karl Wiss

                                    Councilor

                            LOCALIZA RENT A CAR S.A.
                            CNPJ: 16.670.085/0001-55

                               NIRE: 3130001144-5

                   Minute of the Extraordinary General Meeting

                             as of August 10, 1999.

Date, time, place: August 10, 1999, at 08:00 o'clock at the Company's hearquarter located at Av. Bernardo Monteiro, n(0): 1563, Funcionarios District, in Belo Horizonte, State of Minas Gerais.

Attendance: With the Shareholders that represent the totality of the Capital Stock of the Company.

Head: President Mr. Jose Salim Mattar Junior, Secretary Mr. Antonio Claudio Brandao Resende.

Call: the press call was waived in accordance toss.4(0), of article 124 of the Law n(0)6.404/76.

Issues: i) To remove from office the members of the current Advisory Council;
ii) To elect and install the new Advisory Council of the Company.

Unanimous Deliberations: i) The members of the current Advisory Council were removed from office. ii) It was approved, with no exceptions to the attendants, the election for the new Advisory Council of the Company, Mr. Jose Salim Mattar Junior, Brazilian, judicial separated, businessman, with an ID n(0): M-1.653.965 SSP/MG, and CPF: 071.823.766-87, domiciled at Jose do Patrocinio Pontes Street, n(0) 1600, Mangabeiras District; Antonio Claudio Brandao Resente, Brazilian, married, businessman, with an ID n(0): M-578.679 SSP/MG, and CPF:
076.364.666-00, domiciled at Aldo Casilo Street, n(0) 21, in the District of Mangabeiras, Belo Horizonte-MG; Eugenio Pacelli Mattar, Brazilian, judicial separated, businessman, with an ID n(0): MG-4.491, and CPF: 130.057.586-72, domiciled at Santa Maria de Itabira, 211, apartment 1300, Sion District, Belo Horizonte-MG Flavio Brandao Resende, Brazilian, not married, businessman, with an ID n(0): M-4.661, and CPF: 186.119.316-53, domiciled at Bahia Street, 2.577, apartment 6010, Lourdes District, BeloHorizonte-MG; Stefano Bonfiglio, Italian, married, economist, with passport n(0): 300625T, domiciled in London, United Kingdom, at 59 Cadogan Square, SW1; Karl Wyss, American, married, investment/merchant banker with passport n(0): 111172356, with domiciled at 3133 Rum Row, Naples, FL 33940, New York, NY, USA.

The members of the Advisory Council herewith elected were properly installed in their respective office, for the term to elapse until the next Ordinary General Meeting.

Closing and writing up of the minute:

With no further deliberation to be held, Mr President conceded to anybody who wanted to do so, the right to speak, and, since nobody did so, the session was then closed, and the herein minute was plough in a magnetic disc, for further transcription in the proper book, which, after read and approved, was signed by all.

Attendant Shareholders: SM PARTICIPACOES E ADMINISTRACAO LTDA. P. Jose Salim Mattar Junior, ACBR PARTICIPACOES E ADMINISTRACAO LTDA. P. Antonio Claudio Brandao Resende. EM. PARTICIPACOES E ADMINISTRACAO LTDA. P. Eugenio Pacelli Mattar, FBR PARTICIPACOES E ADMINISTRACAO LTDA. P. Flavio Brandao Resende;

DLJMB OVERSEAS PARTNERS II, C.V., DLJ DIVERSIFIED PARTNERS, II-A, C.V. OFFSHORE PARTNERS II, C.V., DLJ DIVERSIFIED PARTNERS, L.P., DLJ DIVERSIFIED PARTNERS, A.L.P., DLJMB FUNDING II, INC., DLJMB MILLENIUM PARTNERS L.P., DLJMB MILLENIUM PARNTERNS-A, L.P., DLJ EAB PATNERS, L.P, UK INVESTMENT PLAN 1997 PARTNERS, and DLJ FIRST ESC L.L.C, all represented by their proxy, Mr. Carlos Alberto Moreira Lima Junior;

JOSE SALIM MATTAR JUNIOR, ANTONIO CLAUDIO BRANDAO RESENDE, EUGENIO PACELLI MATTAR, FRANCISCO SAVI MATTAR, ARISTIDES LUCIANO DE AZEVEDO NEWTON, TARCISIO PINTO FERREIRA, MESSIAS DA SILVA FILHO, JOSE OLYMPIO DA VEIGA PEREIRA and EDUARDO ALCALAY.

We hereof certify that the current minute is a faithful copy of the original one, plough in its proper book.

Belo Horizonte, August 10,1999

[illegible signature]
Jose Salim Mattar Junior
President

[illegible signature]
Antonio Claudio Brandao Resende
Secretary

Chamber of commerce for the State of Minas Gerais

I certify the register as of february 4, 2000 under the number 1875474 [illegible signature] Augusto Pimenta de Portilho

In behalf of the General Secretary
Docket 200375768

LOCALIZA RENT A CAR S.A.
                General Taxpayers' Register No.16.670.085/0001-55
                                NIRE: 313000144-5

   Minutes of the Meeting of the Board of Directors held on October 25th 1999

Date, Time and Place:- October 25th, 1999, at 10:00 a.m. at the Company headquarters located at Av. Bernardo Monteiro, N(0)1563, in the City of Belo Horizonte, State of Minas Gerais.

Those Present:- All the members of the Board of Directors, to wit: Messrs. Jose Salim Mattar Junior, Antonio Claudio Brandao Resende, Eugenio Pacelli Mattar, Francisco Savio Mattar, Aristides Luciano de Azevedo Newton, Messias da Silva
Filho,  Tarcisio  Pinto  Ferreira,  Jose  Olympio da Veiga  Pereira  and Eduardo
Alcalay.

Board:-
Jose Salim Mattar Junior, Chairman; Antonio Brandao Resende, Secretary.

Convening of the Meeting:-
Proof of prior convening of the meeting in the press was dispensed with, due to the presence of all Counsellors of the Corporation.

Order-of-the-day:-
i) They manifested themselves about the proposal to reformulate article 3 of the Bye-Laws of the Corporation, and consequently of its corporate object; ii) They manifested themselves about the proposal to reformulate article 13 and article 16, paragraph 5, of the Bye-Laws, in order to modify the appointment of the officer responsible for providing the public with information, in accordance with the requirements of CVM Instruction no. 309 of June 17, 1999, and ratify his election;

iii) They manifest themselves concerning the proposal to reformulate Article 11 of the Bye-Laws, in order to fit the same to the current condition of an Open Capital Corporation.

Decisions Taken Unanimously:

The Board Members of the Corporation present at this session came out in favor of the orders of the day, to wit: (i) Article 3 of the Bye-Laws is now worded as follows:

              "Article 3 - The object of the Corporation is:

(i) the rental of cars, of fleets of cars and their disposal at the end of their useful economic life; (ii) exploitation and licensing of trademarks and franchises in Brazil and overseas"

(ii) Proceeding with the requirements of CVM Instruction no 309, mentioned above, article 13 of the Bye-Laws will now be worded as follows:

"Article 13 - The Management board will be made up of 5 (five) Officers, stockholders or otherwise, all Brazilian residents, elected by the Board of Directors. Of the Officers, one will be designated President, three will be designated Executive Vice-Presidents, and the fifth will be designated Officer for Finances and Investor Relations.

Paragraph 1.- The term of office of the Officers is 1 (one) year, reelection being allowed. At the end of the term of office, the members of the Board of Management will remain in their posts until the new members elected take office.

Paragraph 2.- The Officers will be vested in their posts upon signature of the term of office to be written up in the proper book, while observing the statute of limitations."

The article having been reformulated, the officer responsible for information provided to the public, hereby elected at a Meeting of this Board of Directors on March 30, 1999, his term of office to end on March 30, 2000, will now be referred to as "Officer for Finances and Investor Relations" there being as a result no alterations to his attributions and term of office with the corporation and the body of directors, and the wording of article 16, paragraph 5, stands altered, its new wording being as follows:

Article 16.- It behooves the Board of Management to manage the business....

 ....Paragraph 5- It behooves the Officer for Finances and Investor Relations to:
(a) coordinate, administer, direct and supervise the work of relations with the capital market; (b) represent the Corporation before stockholders, investors, market analysts, the Securities

         Commission, the Stock Exchanges, the Central Bank of Brazil and all other bodies related to activities carried out on the capital markets, in Brazil and overseas; and

(c) coordinate, administer, direct and supervise the accounting and finance areas of the Corporation."
(iii) They approved the reformulation of article 11 of the Bye-Laws, whose new wording is transcribed as follows:

Article 11.- The Board of Directors has the primordial function of establishing the fundamental guidelines and general orientation for policy and business of the Corporation, as well as verifying and accompanying its performance, it being its special duty to:

(a) manifest itself in advance concerning the presentation, to the General Meeting, of any proposal to amend these Bye-Laws, except if required by law; (b) manifest itself in advance in regard to the presentation, to the General Meeting, of any proposal to alter the corporate line of business; (c) manifest itself in advance in regard to the presentation, to the General Meeting, of a proposal to incorporate or merge the Corporation or its subsidiaries; (d) manifest itself in advance in regard to the acquisition or disposal by the Corporation (or related acquisitions or disposals) of assets, businesses, operations or securities involving a value, higher than R$ 2,000,000.00 (two million Brazilian Reais), on the date of acquisition or disposal, except:

(I) cars bought or sold in the normal course of the Corporation's  business; and
(II) of movement of financial investments for the purpose of cash management within the normal course of business; (e) manifest itself in advance in regard to the presentation to the

          General  Meeting,  of  any  proposal  for  liquidation,   winding  up,
          self-bankruptcy, composition or similar event, or a request for liquidation, winding up, self-bankruptcy or similar event, of the corporation and/or any of its subsidiaries;

(f) deliberate, within authorized capital and legal competency of the Board of Directors, or manifest itself in regard to the presentation, to the General Meeting, of a proposal for issue, voluntary redemption or repurchase of any security, issued by the Corporation or its subsidiaries (including stock, options, convertible or exchangeable bills, or warrants), by the Corporation or by any of its subsidiaries, or the practice of any act that affects the capital structure of the Corporation or its subsidiaries;

(g) to manifest itself in advance in regard to the assumption or guaranty, by the Corporation or its subsidiaries, of any indebtedness if, after considering the assumption or guaranty of such indebtedness overall, the consolidated indebtedness of the Corporation or its subsidiaries is higher than twice the tangible net worth of the Corporation or its subsidiaries in the latest quarterly balance of the Corporation or subsidiaries;

(h) to manifest itself in advance in regard to the presentation to the General Meeting, of any proposal of declaration, payment or retention of a dividend higher than 25% (twenty five percent) of the adjusted net profit defined in article 189 and following, of Law N(0). 6404/76;

(i) to manifest itself in advance in regard to the presentation, to the General Meeting, of a distribution proposal, by way of bonus or dividend, of any class of securities of the Corporation or its subsidiaries, except as provided in item (h) above;

(j) to manifest itself in advance in regard to the annual business plan, the annual budget and long term strategic planning of the Corporation and its subsidiaries; (k) to manifest itself in advance in regard to the execution or amendment of any contract (or related contracts) by the Corporation or its subsidiaries, involving payments by or for the Corporation or any of its subsidiaries, during the term of the contract or amendment, of an amount higher than R$ 2,000,000.00 (two million Brazilian Reais), on the date of execution of the contract or amendment, excepting contracts executed in the normal course of the business relating to:

(I)      car rental;
(II)     franchising; or
(III)    indebtedness and cash management;

(l) choose and dismiss the independent auditors of the Corporation; (m) manifest itself in advance in regard to any operation between the Corporation or its subsidiaries and any stockholder, their affiliates or associates, except (I) operations between the Company and its subsidiaries for purposes of cash management; and (II) operations in strictly commutative conditions and with proper compensating payment with Radio Beep Telecomunicacoes Ltda. up to the value, on the date of the operation, of R$ 2,000,000.00 (two million Brazilian Reais) per annum; (n) to manifest itself in advance in regard to the constitution and acquisition of new subsidiaries or associations (including acquisition of other subsidiaries, as well as the disposal of the subsidiaries of the Corporation); and (o) to manifest itself in advance in regard to presentation to the General Meeting, of a proposal for remuneration, benefits and other incentives for the members of the Board of Directors, except in the normal course of business, in a way consistent with previous practices and in accordance with remuneration, benefits or other incentives in force for Brazilian companies whose organization and size are similar to those of the Corporation.

Paragraph 1-for the purposes of the provisions in items (g) and (k) above, indebtedness means: (A) (i) liabilities deriving from loans in cash; (ii)
liabilities   proven  by  bonds,   debentures,   promissory   notes  or  similar
instruments; (iii) liabilities relating to the deferred payment of the acquisition price of goods or services, except for accounts payable arising in the normal course of business; (iv) liabilities related to financial leasing;
(v) liabilities relating to amounts that remained due in tax installment payment agreements or similar agreements; (vi) all third party indebtedness guaranteed by a lien on any asset of the Corporation or its subsidiaries; and (vii) all third party indebtedness guaranteed by the Corporation or its subsidiaries;

           less (B)
(i) cash, cash deposited in current account and financial investments; and (ii) in regard to the Corporation and its Subsidiaries, loans between the Corporation and its Subsidiaries.

Paragraph 2 - The discretionary amounts set in items (d), (k) and (m) of the heading of Article 11 above will be reviewed and adjusted annually, at an
Extraordinary General Meeting. ..."

Suspension of the Session and Writing up of the Minutes: there being nothing else to be dealt with, the floor was opened up to whoever wished to take it, and, as no one came forward, the session was suspended for as long as necessary for these minutes to be drawn up in magnetic form. After the session was reopened, these minutes were read, checked, approved and signed by all.

Belo Horizonte, October 25, 1999.

(Minutes of the Meeting of the Board of Directors held on October 25, 1999)

[Illegible signature]
Jose Salim Mattar Junior
Chairman

[Illegible signature]
Antonio Claudio Brandao Resende
Secretary

Members Present:
[Illegible signature]
Jose Salim Mattar Junior
President of the Board of Directors

[Illegible signature]
Antonio Claudio Brandao Resende
Vice-President of the Board of Directors

[Illegible signature]
Eugenio Pacelli Mattar
Member of the Board

[Illegible signature]
Francisco Savio Mattar
Member of the Board

{Illegible signature]
Aristides Luciano de Azevedo Newton
Member of the Board

[Illegible signature]
Tarcisio Pinto Ferreira
Member of the Board

[Illegible signature]
Messias da Silva Filho
Member of the Board

[Illegible signature]
Jose Olympio da Veiga Pereira
Member of the Board

Seal:

Chamber of Commerce for the State of Minas Gerais



I certify the register on November 19th, 1999 under number 1835781

[Illegible signature]
Augusto Pimenta de Portilho
In behalf of the General Secretary

Docket: 993098126
Cons-adm-251099

                            LOCALIZA RENT A CAR S.A.
                General Taxpayers' Register No.16.670.085/0001-55
                                NIRE: 313000144-5

             Extraordinary General Meeting held on October 27th 1999

Date, Time and Place:- October 27th, 1999, at 10:00 a.m. at the Company headquarters located at Av. Bernardo Monteiro, N(0)1563, in the City of Belo Horizonte, State of Minas Gerais.

Those Present:-
Stockholders representing the entire ownership of the company<180>s capital stock.

Board:-
Chairman: Jose Salim Mattar Junior; Secretary: Antonio Brandao Resende.

Call:-
Prior calling was waived in view of the provision in paragraph 4 of article 124 of law 6.404/76.

Order-of-the-day:-
i) To approve the proposal to reformulate article 3 of the Bye-Laws of the Corporation, and consequently of its corporate object; ii) To approve the proposal to reformulate article 13 and article 16, paragraph 5, of the Bye-Laws, in order to modify the appointment of the officer responsible for providing the public with information, in accordance with the requirements of CVM Instruction no. 309 of June 17, 1999;

iii) To approve the proposal to reformulate Article 11 of the Bye-Laws, in order to fit the same to the current condition of an Open Capital Corporation; iv) To approve the Consolidation of the Articles of Incorporation.

Decisions Taken Unanimously:

The Board Members of the Corporation present at this session came out in favor of the orders of the day, to wit: (i) Approved without any impediment the proposal to reformulate Article 3 of the Bye-Laws is now worded as follows:

              "Article 3 - The object of the Corporation is:

(i) the rental of cars, of fleets of cars and their disposal at the end of their useful economic life; (ii) exploitation and licensing of trademarks and franchises in Brazil and overseas"

(ii) Approved, without reserves or restrictions, the proposal to reformulate the designation of the officer responsible for information provided to the public, in according with the requirements of CVM Instruction no 309, of June 17th , 1999 , resulting to change article 13 and article 16, paragraph 5, will now be worded as follows:

              "Article 13 - The Management board will be made up of 5 (five) Officers, stockholders or otherwise, all Brazilian residents, elected by the Board of Directors. Of the Officers, one will be designated President, three will be designated Executive Vice-Presidents, and the fifth will be designated Officer for Finances and Investor Relations.

              Paragraph 1.- The term of office of the Officers is 1 (one) year, reelection being allowed. At the end of the term of office, the members of the Board of Management will remain in their posts until the new members elected take office.

              Paragraph 2.- The Officers will be vested in their posts upon signature of the term of office to be written up in the proper book, while observing the statute of limitations."

Article 16.- It behooves the Board of Management to manage the business....

 ....Paragraph 5- It behooves the Officer for Finances and Investor Relations to:
(a) coordinate, administer, direct and supervise the work of relations with the capital market; (b) represent the Corporation before stockholders, investors, market analysts, the Securities

         Commission, the Stock Exchanges, the Central Bank of Brazil and all other bodies related to activities carried out on the capital markets, in Brazil and overseas; and

(c) coordinate, administer, direct and supervise the accounting and finance areas of the Corporation."

(iii) They approved,  without  reserves or  restrictions,  the  reformulation of article 11 of the Bye-Laws, whose new wording is transcribed as follows:

Article 11.- The Board of Directors has the primordial function of establishing the fundamental guidelines and general orientation for policy and business of the Corporation, as well as verifying and accompanying its performance, it being its special duty to:

(a) manifest itself in advance concerning the presentation, to the General Meeting, of any proposal to amend these Bye-Laws, except if required by law; (b) manifest itself in advance in regard to the presentation, to the General Meeting, of any proposal to alter the corporate line of business; (c) manifest itself in advance in regard to the presentation, to the General Meeting, of a proposal to incorporate or merge the Corporation or its subsidiaries; (d) manifest itself in advance in regard to the acquisition or disposal by the Corporation (or related acquisitions or disposals) of assets, businesses, operations or securities involving a value, higher than R$ 2,000,000.00 (two million Brazilian Reais), on the date of acquisition or disposal, except: (I) cars bought or sold in the normal course of the Corporation's business; and (II) of movement of financial investments for the purpose of cash management within the normal course of business; (e) manifest itself in advance in regard to the presentation to the General Meeting, of any proposal for liquidation, winding up, self-bankruptcy, composition or similar event, or a request for liquidation, winding up, self-bankruptcy or similar event, of the corporation and/or any of its subsidiaries;

(f) deliberate, within authorized capital and legal competency of the Board of Directors, or manifest itself in regard to the presentation, to the General Meeting, of a proposal for issue, voluntary redemption or repurchase of any security, issued by the Corporation or its subsidiaries (including stock, options, convertible or exchangeable bills, or warrants), by the Corporation or by any of its subsidiaries, or the practice of any act that affects the capital structure of the Corporation or its subsidiaries;

(g) to manifest itself in advance in regard to the assumption or guaranty, by the Corporation or its subsidiaries, of any indebtedness if, after considering the assumption or guaranty of such indebtedness overall, the consolidated indebtedness of the Corporation or its subsidiaries is higher than twice the tangible net worth of the Corporation or its subsidiaries in the latest quarterly balance of the Corporation or subsidiaries;

(h) to manifest itself in advance in regard to the presentation to the General Meeting, of any proposal of declaration, payment or retention of a dividend higher than 25% (twenty five percent) of the adjusted net profit defined in article 189 and following, of Law N(0). 6404/76; (i) to manifest itself in advance in regard to the presentation, to the General Meeting, of a distribution proposal, by way of bonus or dividend, of any class of securities of the Corporation or its subsidiaries, except as provided in item (h) above;

(j) to manifest itself in advance in regard to the annual business plan, the annual budget and long term strategic planning of the Corporation and its subsidiaries; (k) to manifest itself in advance in regard to the execution or amendment of any contract (or related contracts) by the Corporation or its subsidiaries, involving payments by or for the Corporation or any of its subsidiaries, during the term of the contract or amendment, of an amount higher than R$ 2,000,000.00 (two million Brazilian Reais), on the date of execution of the contract or amendment, excepting contracts executed in the normal course of the business relating to:

(I)      car rental;
(II)     franchising; or
(III)    indebtedness and cash management;

(l) choose and dismiss the independent auditors of the Corporation; (m) manifest itself in advance in regard to any operation between the Corporation or its subsidiaries and any stockholder, their affiliates or associates, except (I) operations between the Company and its subsidiaries for purposes of cash management; and (II) operations in strictly commutative conditions and with proper compensating payment with Radio Beep Telecomunicacoes Ltda. up to the value, on the date of the operation, of R$ 2,000,000.00 (two million Brazilian Reais) per annum; (n) to manifest itself in advance in regard to the constitution and acquisition of new subsidiaries or associations (including acquisition of other subsidiaries, as well as the disposal of the subsidiaries of the Corporation); and (o) to manifest itself in advance in regard to presentation to the General Meeting, of a proposal for remuneration, benefits and other incentives for the members of the Board of Directors, except in the normal course of business, in a way consistent with previous practices and in accordance with remuneration, benefits or other incentives in force for Brazilian companies whose organization and size are similar to those of the Corporation.

Paragraph 1-for the purposes of the provisions in items (g) and (k) above, indebtedness means: (A) (i) liabilities deriving from loans in cash; (ii)
liabilities   proven  by  bonds,   debentures,   promissory   notes  or  similar
instruments; (iii) liabilities relating to the deferred payment of the acquisition price of goods or services, except for accounts payable arising in the normal course of business; (iv) liabilities related to financial leasing; (v) liabilities relating to amounts that remained due in tax installment payment agreements or similar agreements; (vi) all third party indebtedness guaranteed by a lien on any asset of the Corporation or its subsidiaries; and (vii) all third party indebtedness guaranteed by the Corporation or its subsidiaries;

less (B)
(i) cash, cash deposited in current account and financial investments; and (ii) in regard to the Corporation and its Subsidiaries, loans between the Corporation and its Subsidiaries.

Paragraph 2 - The discretionary amounts set in items (d), (k) and (m) of the heading of Article 11 above will be reviewed and adjusted annually, at an
Extraordinary General Meeting. ..."

(iv) Due to the changes of the articles of Incorporation introduced by this instrument, the shareholders decide to Consolidate the Articles of Incorporation, which they make through the filing in an annex to this present session.

Suspension of the Session and Writing up of the Minutes: There being no more decisions to be taken, the president provided the opportunity for others to speak, and no one else had anything to say, the session was closed, and these minutes drawn up by magnetic means, to be transcribed in the proper book, which, after being read, was signed by everyone.

Stockholders present: signed SM PARTICIPACOES E ADMINISTRACAO LTDA. by Jose Salim Mattar Junior, ACBR PARTICIPACOES E ADMINISTRACAO LTDA. by Antonio Claudio Brandao Resende, EM PARTICIPACOES E ADMINISTRACOES LTDA. by Eugenio Pacelli Mattar, FBR PARTICIPACOES E ADMINISTRACAO LTDA. by Flavio Brandao Resende;

DLJMB OVERSEAS PARTNERS II,C.V.,DLJ OVERSEAS PARTNERS II-A, C.V., DLJ OFFSHORE PARTNERS II, C.V., DLJ DIVERSIFIED PARTNERS, L.P., DLJ DIVERSIFIED PARTNERS-A,L.P., DLJMB FUNDING II, INC., DLJMB MILLENIUM PARTNERS, L.P., DLJMB MILLENIUM PARTNERS-A, L.P., DLJ EAB PARTNERS, L.P., UK INVESTMENT PLAN 1997 PARTNERS, E DLJ FIRST ESC L.L.C., represented by their proxy, Sr. Carlos Alberto Moreira Lima Junior;
JOSE SALIM MATTAR JUNIOR, ANTONIO CLAUDIO BRANDAO RESENDE, EUGENIO PACELLI MATTAR, FRANCISCO SAVIO MATTAR, ARISTIDES LUCIANO DE AZEVEDO NEWTON, TARCISIO PINTO FERREIRA, MESSIAS DA SILVA FILHO, JOSE OLYMPIO DA VEIGA PEREIRA E EDUARDO ALCALAY.

We certify that this document is a true copy of the original, written up in the proper book.

Belo Horizonte, October 27, 1999.

(Minutes of the Meeting of the Board of Directors held on October 27, 1999)

[Illegible signature]
Jose Salim Mattar Junior
Chairman

[Illegible signature]
Antonio Claudio Brandao Resende
Secretary

Seal:

Chamber of Commerce for the State of Minas Gerais



I certify the register on November 19th, 1999 under number 1835775

[Illegible signature]
Augusto Pimenta de Portilho
In behalf of the General Secretary

Docket: 993098215

                               CONSOLIDATED BYLAWS

                                       OF

                            LOCALIZA RENT A CAR S.A.

PART I.- NAME, PRINCIPAL PLACE OF BUSINESS, OBJECT AND DURATION

Article 1. - LOCALIZA RENT A CAR S.A. is a joint-stock Corporation (sociedade anonima), and shall be governed by these Bylaws and by applicable laws and regulations.
Article 2. - The Corporation has its principal place of business and jurisdiction at Avenida Bernardo Monteiro, No. 1563, in the City of Belo Horizonte, State of Minas Gerais. It may open, transfer or close branches, agencies, offices, and any other establishments upon resolution of the Executive Board.

Article 3 - The object of the Corporation is:

(i) the rental of cars, of fleets of cars and their disposal at the end of their useful economic life; (ii) exploitation and licensing of trademarks and franchises in Brazil and overseas"

Article 4.- The Corporation shall endure for an indeterminate period.

Chapter II. - Capital and shares

Article 5. - The share capital of the Corporation is R$94,658,700.00 (ninety-four million, six hundred and fifty-eight thousand and seven hundred reais) divided into 15,360,000 (fifteen million, three hundred and sixty thousand) nonpar common registered shares.

Paragraph 1.- Without any alterations in the rights and restrictions that are inherent in the terms of this article, all the Corporation's shares may be transformed, through deliberation of the Board of Directors, into book-entry shares and remain deposited in the account of o financial institution designated by the Board of Directors in the name of its holders, without the issuance of certificates under the terms of articles 34 and 35 of Law # 6,404 dated 15/12/1976. Shareholders may be charged remuneration stipulated in the third article of the above-mentioned law.

Paragraph 2.- Through Board of Directors authorization the Corporation may redeem its own shares for the purpose of cancellation or for deposit in the treasury for later disposal in accordance with applicable laws and regulations.

Article 6.- The Corporation is hereby authorized to increase its capital, independent of statutory reform, up to an additional 810,000 (eight hundred and ten thousand) nominative preferential shares.

Paragraph 1.- It will be incumbent upon the Board of Directors to deliberate on the issuance of shares within the limits of authorized capital. The issue price will be fixed by the Board of Directors without unjustifiably limiting the participation of current shareholders, since they have the preferential right to subscribe them, considering, solely or jointly: (a) profitability perspectives of the Corporation; (b) the net worth of the share; (c) the share value on the stock market or the organized over-the-counter market, admitted a premium in function of market conditions.

Paragraph 2.- The issuance of shares, debentures or convertible beneficiary parts of shares and subscription bonuses that are sold on the stock market or through public offering, or trading shares in public offerings to gain controlling majority, may disregard the preferential right based on Board of Directors criteria that may concede priority to the shareholders subscription in the offering of one or both types of shares.

Paragraph 3.- Shares may be issued without maintaining a ratio between classes and types.

Paragraph 4.- The issuance of preferential shares is subject to the limits defined by law.

Paragraph 5.- Within the limits of authorized capital and in accordance with a plan approved at a General Meeting, the Corporation may grant shares purchase options to its managers, employees or citizens who render services to the Corporation, or to managers, employees or citizens who render services to companies controlled by the Corporation. In such cases, the preferential right of the shareholders in the granting and exercising of the purchase options is excluded. The Board of Directors must elect a share purchase option plan administrative committee that will create annual share purchase options programs.

Article 7.- Shares are indivisible relating to the Corporation and each common share confers upon its proprietor one vote in the deliberations of the General Meetings.

Article 8.- Preferential shares have the following advantages: (a) priority in receipt of a minimum non-accumulative annual dividend of R$0.01 (one cent of a real) per share: (b) priority in the reimbursement of capital, in case of the Corporation's liquidation, up to the value of the portion of capital represented by these shares; and (c) participation equal to common shares in capital increases deriving from the capitalization of profits or reserves.

Paragraph 1.- Preferential shares are not convertible to common shares and have no voting rights. The voting rights is acquired only if the Corporation does not pay the obligatory minimum dividend in three consecutive terms. The voting rights will continue until the payment of non-cumulative dividends is made.

Paragraph 2.- Through a General Meeting's resolution, the Corporation may create other classes of preferential shares in addition to those already in existence.

Chapter III.- Administration of the Corporation

Article 9.- A Board of Directors and an Executive Board of Directors, assisted by a Advisory Council, will manage the Corporation.

Chapter IV.- Board of Directors

Article 10.- The Board of Directors shall be composed of 9 (nine) members, all shareholders and residents of Brazil. Members will be elected annually by the General Ordinary Meeting and may be reelected. The same General Meeting will designate one elected member to hold the position of Chairman.

Paragraph 1.- The members of the Board of Directors shall be vested in office upon the signature of the instrument of investiture drawn up in the Book of Minutes of the Board of Directors Meetings, and shall remain in office until their successors take office.

Paragraph 2.- The General Meeting shall establish the aggregate compensation of the Board of Directors, who shall allocate such compensation among its members in a meeting.

Article 11.- The Board of Directors has the primordial function of establishing the fundamental guidelines and general orientation for policy and business of the Corporation, as well as verifying and accompanying its performance, it being its special duty to:

(a) manifest itself in advance concerning the presentation, to the General Meeting, of any proposal to amend these Bye-Laws, except if required by law; (b) manifest itself in advance in regard to the presentation, to the General Meeting, of any proposal to alter the corporate line of business; (c) manifest itself in advance in regard to the presentation, to the General Meeting, of a proposal to incorporate or merge the Corporation or its subsidiaries; (d) manifest itself in advance in regard to the acquisition or disposal by the Corporation (or related acquisitions or disposals) of assets, businesses, operations or securities involving a value, higher than R$ 2,000,000.00 (two million Brazilian Reais), on the date of acquisition or disposal, except:

(I) cars bought or sold in the normal course of the Corporation's  business; and
(II) of movement of financial investments for the purpose of cash management within the normal course of business; (e) manifest itself in advance in regard to the presentation to the General Meeting, of any proposal for liquidation, winding up, self-bankruptcy, composition or similar event, or a request for liquidation, winding up, self-bankruptcy or similar event, of the corporation and/or any of its subsidiaries; (f) deliberate, within authorized capital and legal competency of the Board of Directors, or manifest itself in regard to the presentation, to the General Meeting, of a proposal for issue, voluntary redemption or repurchase of any security, issued by the Corporation or its subsidiaries (including stock, options, convertible or exchangeable bills, or warrants), by the Corporation or by any of its subsidiaries, or the practice of any act that affects the capital structure of the Corporation or its subsidiaries;

(g) to manifest itself in advance in regard to the assumption or guaranty, by the Corporation or its subsidiaries, of any indebtedness if, after considering the assumption or guaranty of such indebtedness overall, the consolidated indebtedness of the Corporation or its subsidiaries is higher than twice the tangible net worth of the Corporation or its subsidiaries in the latest quarterly balance of the Corporation or subsidiaries;

(h) to manifest itself in advance in regard to the presentation to the General Meeting, of any proposal of declaration, payment or retention of a dividend higher than 25% (twenty five percent) of the adjusted net profit defined in article 189 and following, of Law N(0). 6404/76;

(i) to manifest itself in advance in regard to the presentation, to the General Meeting, of a distribution proposal, by way of bonus or dividend, of any class of securities of the Corporation or its subsidiaries, except as provided in item
(h) above;

(j) to manifest itself in advance in regard to the annual business plan, the annual budget and long term strategic planning of the Corporation and its subsidiaries; (k) to manifest itself in advance in regard to the execution or amendment of any contract (or related contracts) by the Corporation or its subsidiaries, involving payments by or for the Corporation or any of its subsidiaries, during the term of the contract or amendment, of an amount higher than R$ 2,000,000.00 (two million Brazilian Reais), on the date of execution of the contract or amendment, excepting contracts executed in the normal course of the business relating to:

(I)      car rental;
(II)     franchising; or
(III)    indebtedness and cash management;

(l) choose and dismiss the independent auditors of the Corporation; (m) manifest itself in advance in regard to any operation between the Corporation or its subsidiaries and any stockholder, their affiliates or associates, except (I) operations between the Company and its subsidiaries for purposes of cash management; and (II) operations in strictly commutative conditions and with proper compensating payment with Radio Beep Telecomunicacoes Ltda. up to the value, on the date of the operation, of R$ 2,000,000.00 (two million Brazilian Reais) per annum;

(n) to manifest itself in advance in regard to the constitution and acquisition of new subsidiaries or associations (including acquisition of other subsidiaries, as well as the disposal of the subsidiaries of the Corporation); and (o) to manifest itself in advance in regard to presentation to the General Meeting, of a proposal for remuneration, benefits and other incentives for the members of the Board of Directors, except in the normal course of business, in a way consistent with previous practices and in accordance with remuneration, benefits or other incentives in force for Brazilian companies whose organization and size are similar to those of the Corporation.

Paragraph 1-for the purposes of the provisions in items (g) and (k) above, indebtedness means: (A) (i) liabilities deriving from loans in cash; (ii)
liabilities   proven  by  bonds,   debentures,   promissory   notes  or  similar
instruments;

(iii) liabilities relating to the deferred payment of the acquisition price of goods or services, except for accounts payable arising in the normal course of business; (iv) liabilities related to financial leasing; (v) liabilities relating to amounts that remained due in tax installment payment agreements or similar agreements; (vi) all third party indebtedness guaranteed by a lien on any asset of the Corporation or its subsidiaries; and (vii) all third party indebtedness guaranteed by the Corporation or its subsidiaries;

           less (B)
(i) cash, cash deposited in current account and financial investments; and (ii) in regard to the Corporation and its Subsidiaries, loans between the Corporation and its Subsidiaries.

Paragraph 2 - The discretionary amounts set in items (d), (k) and (m) of the heading of Article 11 above will be reviewed and adjusted annually, at an Extraordinary General Meeting.

Article 12.- The Board of Directors shall meet ordinarily every 3 (three) months and extraordinarily whenever necessary, at the Corporation's principal place of business or at any other chosen location. Minutes of such meetings shall be drawn up in the proper book.

Paragraph 1.- Meetings shall be convened by the Chairman of the Board of Directors or by the simple majority of the members of the Board upon prior written notice sent at least 10 (ten) business days in advance, stating the location, date and time of the meeting as well as a summary of the agenda. Resolutions taken in the Board of Directors meetings shall be limited to the agenda as sent to the members of the Board 10 (ten) business days in advance.

Paragraph 2.- The attendance of the majority of the members in office shall be required to instate Board of Directors' meetings and pass valid resolutions. The presence of all members of the Board of Directors shall be necessary to resolve on the issues mentioned in items (a) through (n) of clause 11 above. A member shall be considered present if he/she is represented by his/her alternate or legally appointed representative or if he/she has sent a vote by telex, telegram, facsimile or in any other written form.

Paragraph 3.- Resolutions taken in Board of Directors meetings shall always be taken by majority vote of the members present at such meetings, and the Chairman of the Meeting or his/her alternate or representative shall have the casting vote.

PART V. -EXECUTIVE BOARD

Article 13 - The Management board will be made up of 5 (five) Officers, stockholders or otherwise, all Brazilian residents, elected by the Board of Directors. Of the Officers, one will be designated President, three will be designated Executive Vice-Presidents, and the fifth will be designated Officer for Finances and Investor Relations.

Paragraph 1.- The term of office of the Officers is 1 (one) year, reelection being allowed. At the end of the term of office, the members of the Board of Management will remain in their posts until the new members elected take office.

Paragraph 2.- The Officers will be vested in their posts upon signature of the term of office to be written up in the proper book, while observing the statute of limitations."

Article 14.- The Executive Board shall meet whenever necessary and at least once every 6 [six] months, under the chairmanship of the Director President or, in his/her absence, of any of the Director Vice President indicated by the Director President.

Paragraph 1.- Executive Board meetings shall always be summoned by the Director President or by the majority of the members of the Executive Board. The presence of a majority of the then existing Directors shall be required to constitute a quorum and permit valid resolutions.

Paragraph 2.- Resolutions of the Executive Board shall be recorded in minutes drawn up in the proper book, and shall be approved by a majority of votes; the chairman of the meeting will have also a casting vote in the case of a tie.

Article 15.- In the event of absence or temporary impairment of any Director, he/she shall appoint, subject to the prior approval of the Director President, from the remaining Directors, an alternate to serve during his/her absence or impairment. The Director's alternate shall carry out all duties and have the same powers, rights and obligations as the substituted Director.

Paragraph 1.- The alternate Director shall have, at the Executive Board meetings, one vote for himself and another vote for the Director he is substituting.

Paragraph 2.- In the event of death, impairment or withdrawal of any Director, the Board of Directors may appoint an alternate or name a new Director, who shall serve for a period not exceeding the term of office of the replaced Director.

Paragraph 3.- In the event of temporary absence or impairment of the Director President, the Director President shall appoint one of the Director Vice Presidents as an alternate to serve during his/her absence or impairment. The Director President's alternate shall carry out all duties and have the same powers, rights and obligations as the Director President.

Article 16.- The Executive Board shall be responsible for the management of the corporate business in general and in so doing shall perform all of the acts necessary or suitable, with the exception of acts, which by law or under these Bylaws, are attributed to the authority of the General Meeting or Board of Directors. Their powers include, but are not limited to, those sufficient to (a) ensure compliance with the law and these Bylaws; (b) ensure compliance with the resolutions taken at General Meetings, Board of Directors' meetings, and at their own meetings; (c) administer, manage, and superintend the corporate business; and (d) issue and approve instructions and in-house regulations deemed useful or necessary.

Paragraph 1.- The Director President shall:

a) perform general supervision and strategic planning for all the Corporation's business; b) coordinate and direct the activities of the other directors in their respective areas of competence; c) perform executive decision-making functions; d) designate whichever director to perform special activities and tasks, independent of those that the director ordinarily performs; and
e)       summon and preside over Executive Board of Directors meetings.

Paragraph 2.- The executive Director Vice President, and administrative director shall:

a) substitute the Director President in his absence or incapacity when recommended by the Director President; b) assist the Director President in the supervision, coordination, management and administration of activities and businesses of the Corporation and in all tasks to which he is assigned; and c) coordinate, administer, direct and supervise the activities in the areas of human resources, telecommunication systems, legal assistance, corporate communication and fleet acquisition.

Paragraph 3.- The executive Director Vice President, of car fleet rental shall:

a) substitute the Director President in his absence or incapacity when recommended by the Director President; b) assist the Director President in the supervision, coordination, management and administration of activities and businesses of the Corporation and in all tasks to which he is assigned; c) coordinate, administer, direct and supervise the operations related to car fleet rental, encompassing the activities of sales and marketing related to this market segment; and d) coordinate, administer, direct and supervise operations related to the deactivation of fleets.

Paragraph 4.- The executive Director Vice President, car rental director shall:

a) substitute the Director President in his absence or incapacity when recommended by the Director President; b) assist the Director President in the supervision, coordination, management and administration of activities and businesses of the Corporation and in all tasks to which he is assigned; and c) coordinate, administer, direct and supervise operations related to car rental, including the areas of sales and marketing related to this market segment.

Paragraph 5- It behooves the Officer for Finances and Investor Relations to:

a) coordinate, administer, direct and supervise the work of relations with the capital market; b) represent the Corporation before stockholders, investors, market analysts, the Securities Commission, the Stock Exchanges, the Central Bank of Brazil and all other bodies related to activities carried out on the capital markets, in Brazil and overseas; and

c) coordinate, administer, direct and supervise the accounting and finance areas of the Corporation.

Paragraph 6.- The representation of the Corporation in and out of court, actively or passively, before third parties, whichever public department or federal, state or local authority as well as state owned companies, private and state joint owned companies, and para-state entities, is the sole responsibility of whichever director.

Article 17.- Deeds of any nature, bills of exchange, checks, money orders, contracts and any other documents that create a liability or obligation for the Corporation must be signed either by (a) the Director President jointly with any Director; (b) one Director Vice President, jointly with any other director; (c) by 2 (two) Director Vice Presidents jointly; (d) by the Director President jointly with one attorney in fact, provided that vested with special and specific powers; (e) by one Director Vice President jointly with one attorney in fact, provided that vested with special and specific powers; or (f) by 2 (two) attorneys in fact jointly, provided that vested with special and specific powers.

Sole Paragraph.- The Executive Board may in meeting appoint any Director or authorize the appointment of a third party as an attorney-in-fact to individually perform any act which the Executive Board or any Director is competent to perform, without prejudice to any identical powers or duties granted by these Bylaws or by the Executive Board to the Executive Board itself or to any Director.

Article 18.- Powers of attorney in the name of the Corporation shall always be granted by the Director President and any of the Director Vice Presidents jointly, or by 2 (two) Director Vice Presidents jointly; shall specify the powers granted; and with the exception of Ad-judicia powers, shall be granted for a limited period of at most 13 (thirteen) months.

Article 19.- The acts of any Corporation Director, employee, or attorney in fact, that involve the Corporation in any obligation regarding businesses or operations outside the scope of the object of the Corporation, such as sureties, guarantees, endorsements or any other guarantee on behalf of third parties, are hereby expressly forbidden and shall be deemed to be null and void, and without any effect in relation to the Corporation, except when expressly authorized by the Executive Board in meeting, with due regard for the limits established by the Board of Directors.

PART VI.- ADVISORY COUNCIL

Article 20.- The Board of Directors and the Executive Board shall rely on the support of an Advisory Council composed of 6 (six) members, shareholders or not, resident in Brazil or abroad, elected by the General Extraordinary Meeting, with a term of office of 1 (one) year and re-election is allowed. The members of the Advisory Council shall not be entitled to any compensation whatsoever.

Paragraph 1.- The Advisory Council shall have a Chairman appointed at the same General Extraordinary Meeting that elected the Advisory Council.

Paragraph 2.- The members of the Advisory Council shall be vested in office by signing the instrument of investiture in the Book of Minutes of the Advisory Council Meetings. The Advisory Council members shall serve until their successors are invested in office.

Article 21.- In the event of absence or temporary impairment of any Director, he/she shall appoint an alternate to serve during his/her absence or impairment. The Director's alternate shall carry out all duties and have the same powers, rights and obligations as the replaced Director. The alternate may be one of the other Advisory Council members, and in this case, shall have one vote for himself and another vote for the alternate Director he is substituting.

Article 22. - In case of vacancy in Advisory Council positions for any reason whatsoever, the Advisory Council shall meet within 10 (ten) days after the event to fulfill such vacant position. The alternate may be any of the other Advisory Council members, and in this case, shall have one vote for himself and another vote for the alternate Director he is substituting.

Paragraph 1.- A General Meeting shall be summoned to fulfill the vacant position on a definitive basis, within 60 (sixty) days of the respective vacancy. The alternate elected hereunder shall serve for the remaining term of Director of the person replaced thereby.

Paragraph 2.- The Advisory Council members appointed or elected hereunder shall carry on all duties and have the same powers, rights and obligations as the replaced member.

Article 23.- The Advisory Council, in its capacity as an entity intended to support the Board of Directors and the Executive Board members of the Corporation, and pursuant to article 160 of Law 6404/97, shall give an opinion, whenever required, on any subject related to the policy and guidelines of the Corporation. The Advisory Council members may attend at the Board of Directors meetings

Article 24.- The Advisory Council shall meet ordinarily once a year, and extraordinarily whenever necessary, at the Corporation's principal place of business or at any other chosen location. The minutes of such meetings shall be draw up in the proper book.

Paragraph 1.- Meetings shall be convened by the Chairman of the Advisory Council, or by any two members thereof, upon prior written notice sent at least 10 (ten) days in advance, stating the place, date and time of the meeting, in first and second calls, as well as a summary of the agenda. Meetings in second call shall take place one (1) hour after the time scheduled for the meeting in first call.

Paragraph 2.- The prior call requirement set forth in the preceding paragraph shall be waived, whenever all members of the Advisory Council are present, or provided that the members expressly consent on such waiver.

Paragraph 3.- The attendance, in first call, of at least 5 (five) members or, one hour later, in second call, the attendance of at least 4 (four) members, shall be required to instate the Advisory Council meetings and pass valid resolutions. A member shall be considered present if he/she is represented by his/her alternate or legally appointed representative, or if he/she has sent a written vote.

Paragraph 4.- The Chairman of the Advisory Council or his/her alternate shall preside over the meetings and shall choose as secretary one of the other members present, or a third party.

Paragraph 5.- Resolutions of the Advisory Council shall always be taken by majority vote of the members present at such meeting, and the Chairman of the Advisory Council or his/her alternate or representative shall have the casting vote.

PART VII. -       GENERAL MEETINGS

Article 25.- General Meetings shall be both ordinary and extraordinary. Annual general meetings shall be held within 4 (four) months after the end of the fiscal year, and General Extraordinary meetings shall be held as often as deemed necessary.

Article 26.- General meetings shall be called by the Chairman of the Board of Directors, as provided for by law, and shall be presided over by a shareholder chosen by majority of votes of those present. The chairman of the meeting shall appoint the secretary of the meeting.

Paragraph 1.- Shareholders may be represented at the General Meetings by an attorney-in-fact, shareholder, manager of the Corporation or lawyer, duly authorized by a power of attorney.

PART VIII.- STATUTORY AUDIT COMMITTEE

Article 27.- The Corporation's Statutory Audit Committee shall only be instated upon request of the shareholders, pursuant to law.

Sole Paragraph.- The members of the Statutory Audit Committee shall remain in office until the next General Meeting of the Corporation.

Article 28.- The Statutory Audit Committee, when in operation, shall be composed of five (5) effective members, all resident in Brazil, alien to the Corporation's management, and the same number of alternates. The operation of the Statutory Audit Committee and the compensation, authority, duties and liabilities of its members shall comply with prevailing legislation.

PART IX. - FISCAL YEAR, PROFITS AND DIVIDENDS

Article 29.- The Corporation's fiscal year shall begin on January 1st and end on December 31st each year. At the end of each fiscal year, the financial statements shall be drawn up in accordance with applicable laws.

Article 30.- The Corporation's net profits, after hearing the Statutory Audit Committee if in operation, and after the deductions provided by the Corporation's bylaws and the applicable law, shall be applied as resolved on by the General Meeting.

Paragraph 1.- Shareholders are assured the right to receive a annual dividend of not less than 25% (twenty-five percent) of the net profit of the year, increased or reduced by the following amounts: (a) the legal reserve; (b) contingency reserves and reversion of these same reserves formed in previous years; and (c) realizable profits transferred to the respective reserve and profits previously recorded in this reserve and realized during the year.

Paragraph 2.- The Corporation may pay or credit interests as its own capital remuneration, calculated on the accounts of the net worth, observing always the interest rates and the limits established in the legislation in force. The amounts paid to the shareholders as interests on its own capital shall be deducted from the minimum obligatory dividend. As decided by the General
Meeting, the amount of the interests may be credited and paid to the shareholders and later incorporated to the Corporation's capital instead of being distributed and paid.

Article 31.- By resolution of the Board of Directors, the Corporation may draw up semi-annual and interim balance sheets and pay dividends from profits ascertained on these balance sheets or accrued profits, pursuant to law.

PART X.- LIQUIDATION

Article 32.- The Corporation shall be liquidated when required by law; a general meeting shall determine the manner of liquidation and appoint the liquidator and the Statutory Audit Committee that shall officiate during the period of liquidation.

PART XI.- FINAL PROVISIONS

Article 33.- In the event of any omission or doubt hereunder, the legal provisions in force shall prevail.

Updated until the Minutes of the General Ordinary and Extraordinary Meeting held on October 27th., 1999, at 10:00 a.m. hours, now in registration phase.


[illegible signature]
Jose Salim Mattar Junior
Director President

[illegible signature]
Antonio Claudio Brandao Resende
Executive Director Vice President

[illegible signature]
Eugenio Pacelli Mattar
Executive Director Vice President

[illegible signature]
Flavio Brandao Resende
Executive Director Vice President

[illegible signature]
Roberto Antonio Mendes
Director of Finances and Market Relations

Chamber of Commerce for the State of Minas Gerais

I certify the register on November 19th., 1999 under number 1835780

[illegible signature]
Augusto Pimenta de Portilho
In behalf of the General Secretary

Docket 993 098118

LOCALIZA RENT A CAR S.A.
                            CNPJ: 16.670.085/0001-55

                   Minute of the Extraordinary General Meeting

                            as of November 30, 1999.

Date, time, place: November 30, 1999, at 10:00 o'clock at the Company's hearquarter located at Av. Bernardo Monteiro, n(0): 1563, in Belo Horizonte-MG;

Attendance: With the Shareholders that represent the totality of the Capital Stock of the Company.

Head: President Mr. Jose Salim Mattar Junior, Secretary Mr. Antonio Claudio Brandao Resende.

Call: the press call was waived in accordance toss.4(0), of article 124 of the Law n(0)6.404/76.

Issues: i) To approve the Capital Increase of the wholly-owned subsidiary TOTAL FLEET S.A through the capitalization of credits with that Company in the amount of R$ 2.200.000,00 (two million and two hundred thousand Reals) net of withholding income tax, equivalent to R$ 330.000,00 (three hundred and thirty thousand Reals)

Unanimous Deliberations: ii) To approve, without exceptions nor restrictions, the Capital Increase of the wholly-owned subsidiary TOTAL FLEET S.A through the capitalization of credits that arise from the appliance of the Law 9249/95 and amendments insert through the article 78 of the Law 9430/96, as interest on net worth in the amount of R$ 1.870.000,00 (one million, eight hundred and seventy thousand Reals), without, however, the subscription of new shares, in accordance to ss. 1(0), of article 169 of the Law 6.404/76.

Closing and writing up of the minute:

With no further deliberation to be held, Mr President conceded to anybody who wanted to do so, the right to speak, and, since nobody did so, the session was then closed, and the herein minute was plough in a magnetic disc, for further transcription in the proper book, which, after read and approved, was signed by all.

Attendant Shareholders: SM PARTICIPACOES E ADMINISTRACAO LTDA. P. Jose Salim Mattar Junior, ACBR PARTICIPACOES E ADMINISTRACAO LTDA. P. Antonio Claudio Brandao Resende. EM. PARTICIPACOES E ADMINISTRACAO LTDA. P. Eugenio Pacelli Mattar, FER PARTICIPACOES E ADMINISTRACAO LTDA. P. Flavio Brandao Resende;

DLJMB OVERSEAS PARTNERS II, C.V., DLJ DIVERSIFIED PARTNERS, II-A, C.V. OFFSHORE PARTNERS II, C.V., DLJ DIVERSIFIED PARTNERS, L.P., DLJ DIVERSIFIED PARTNERS, A.L.P., DLJMB FUNDING II, INC., DLJMB MILLENIUM PARTNERS L.P., DLJMB MILLENIUM PARNTERNS-A, L.P., DLJ EAB PATNERS, L.P, UK INVESTMENT PLAN 1997 PARTNERS, and DLJ FIRST ESC L.L.C, all represented by their proxy, Mr. Carlos Alberto Moreira Lima Junior;

JOSE SALIM MATTAR JUNIOR, ANTONIO CLAUDIO BRANDAO RESENDE, EUGENIO PACELLI MATTAR, FRANCISCO SAVI MATTAR, ARISTIDES LUCIANO DE AZEVEDO NEWTON, TARCISIO PINTO FERREIRA, MESSIAS DA SILVA FILHO, JOSE OLYMPIO DA VEIGA PEREIRA and EDUARDO ALCALAY.

We hereof certify that the current minute is a faithful copy of the original one, plough in its proper book.

Belo Horizonte, November 30, 1999

[illegible signature]
Jose Salim Mattar Junior
President

[illegible signature]
Antonio Claudio Brandao Resende
Secretary

Chamber of commerce for the State of Minas Gerais

I certify the register as of February 4, 2000 under the number 1875473 [illegible signature] Augusto Pimenta de Portilho

In behalf of the General Secretary
Docket 200375822

                             LOCALIZA RENT A CAR S.A

                            CNPJ: 16.670.085/0001-55

                               NIRE: 3130001144-5

                  Minute of the Board of Directors<180> Meeting

                            as of November 30, 1999.

Date, time, place: November 30, 1999, at 09:00 o'clock, at the Company's hearquarter located at Av. Bernardo Monteiro, n(0): 1563-partially, in the city of Belo Horizonte, State of MG;

Attendance: With the members of the Administration Council, whereas: Jose Salim Mattar Junior, Antonio Claudio Brandao Resende, Eugenio Pacelli Mattar, Francisco Savio Mattar, Aristides Luciano de Azevedo Newton, Messias da Silva
Filho,  Tarcisio  Pinto  Ferreira,  Jose  Olympio da Veiga  Pereira  and Eduardo
Alcalay.

Head: President Mr. Eugenio Pacelli Mattar, Secretary Mr. Antonio Claudio Brandao Resende.

Call: the previous call was waived once all the Counselors attended the meeting.

Issues: i) To deliberate over the Capital Increase of Total Fleet S.A in the amount of R$ 1.870.000,00 (one million, eight hundred and seventy thousand Reals), paid through the capitalization of interest on net worth, as of 11.30.99, in accordance to the accounting books and to its wholly-owned subsidiary company;

Unanimous Deliberations: The Company's Counselors that attended the meeting pronounced in favor of the capitalization of credits of interest on net worth, as of 11.30.99, derived from the wholly-owned subsidiary TOTAL FLEET S.A in a total amount of R$ 1.870.000 (one million, eight hundred and seventy thousand Reals), with no subscription of new shares in favor of the Company.

There was also a favorable deliberation over the Extraordinary General Meeting to authorize the capitalized Company to proceed with the Capital Increase hereof agreed and take all the necessary steps for its accomplishment

Closing and writing up of the minute:

With no further deliberation to be held, Mr President conceded to anybody who wanted to do so, the right to speak, and, since nobody did so, the session was then closed, and the herein minute was plough in a magnetic disc, for further transcription in the proper book, which, after read and approved, was signed by all.

Attendant Counselors:

JOSE SALIM MATTAR JUNIOR, ANTONIO CLAUDIO BRANDAO RESENDE, EUGENIO PACELLI MATTAR, FRANCISCO SAVIO MATTAR, ARISTIDES LUCIANO DE AZEVEDO NEWTON, TARCISIO PINTO FERREIRA, MESSIAS DA SILVA FILHO, JOSE OLYMPIO DA VEIGA PEREIRA and EDUARDO ALCALAY.

We hereof certify that the current minute is a faithful copy of the original one, plough in

Belo Horizonte, November 30, 1999

[Illegible signature]
Jose Salim Mattar Junior
President

[Illegible signature]
Antonio Claudio Brandao Resende
Secretary

Members present:
[Illegible signature]
Jose Salim Mattar Junior
Chairman of the Board

[Illegible signature]
Antonio Claudio Brandao Resende
Vice Chairman of the Board

[Illegible signature]
Eugenio Pacelli Mattar
Board Member

[Illegible signature]
Francisco Savio Mattar
Board Member

[Illegible signature]
Aristides Luciano de Azevedo Newton
Board Member

[Illegible signature]
Tarcisio Pinto Ferreira
Board Member

[Illegible signature]
Messias da Silva Filho
Board Member

[Illegible signature]
Jose Olympio da Veiga Pereira
Board Member

[Illegible signature]
Eduardo Alcalay
Board Member

Chamber of commerce for the State of Minas Gerais

I certify the register as of February 4, 2000 under the number 1875472 [illegible signature] Augusto Pimenta de Portilho

In behalf of the General Secretary
Docket 200375181

                            LOCALIZA RENT A CAR S.A.
                            CNPJ: 16.670.085/0001-55

                   Minute of the Extraordinary General Meeting

                            as of December 31, 1999.

Date, time, place: December 31, 1999, at 10:00 o'clock at the Company's hearquarter located at Av. Bernardo Monteiro, n(0): 1563, in Belo Horizonte-MG;

Attendance: With the Shareholders that represent the totality of the Capital Stock of the Company.

Head: President Mr. Jose Salim Mattar Junior, Secretary Mr. Antonio Claudio Brandao Resende.

Call: the press call was waived in accordance toss.4(0), of article 124 of the Law n(0)6.404/76.

Issues: i) To deliberate over the interest credit to the shareholders, considered as interest on net worth, calculated over the equity; ii) To deliberate over the capitalization of the interest that was credit to the shareholders at this date, as interest on net worth and as part of the balance of the legal reserve account, with following amendment of article 5(0), of the Bylaws. iii) To deliberate over the consolidation of the Bylaws, restated through deliberation of the present meeting iv) To approve the Capital increase of the wholly-owned subsidiary TOTAL FLEET S.A through the capitalization of credits with that company.

Unanimous Deliberations: i) To approve with unanimity of votes the shareholder remuneration, through the appliance of Article 9(0) of the Law 9249/95 and amendments insert through the article 78 of the Law 9430/96, as interest on net worth in a total amount of R$ 5.750.000,00 (five millions, five hundred and seventy thousand Reals) whereas, net of withholding income tax, gets equivalent to R$ 862.500,00 (eight hundred and sixty two thousand and five hundred Reals) which shall be credit at this date in accordance to the ratio of participation of each shareholder;

ii) To approve, without exceptions nor restrictions, the capitalization of the amount credit at this date, in accordance to the ratio of participation of each shareholder as interest on net worth in the amount of R$ 4.887.500,00 (four million eight hundred and eighty seven thousand and five hundred) with no subscription of new shares, in accordance with ss. 1(0), of article 169 of the Law 6.404/76, as well as, the capitalization of part of the balance of the legal reserve account, in the amount of R$ 453.800,00 (four hundred and fifty three thousand and eight hundred Reals) with no subscription of new shares.

The article 5 of the Bylaws shall then have the following content:

"Article 5(0): The Capital Stock is of R$ 100.000.000,00 (a hundred million of Reals) divided in 15.360.000 (fifteen million three hundred and sixty thousand) common nominative shares, with no nominal value."

iii) When concluded the amendment above deliberated, the shareholders approved the new consolidated content of the Bylaws, which shall be filed at The Board of Trade Department of the State of Minas Gerais separately to the present Extraordinary General Meeting in order to produce effects, in fact and at law.

iv) It was approved, with no exceptions nor restrictions, the Capital Increase of the wholly-owned subsidiary TOTAL FLEET S.A in the amount of R$ 28.150.000,00 (twenty eight millions, a hundred and fifty thousand Reals), through the capitalization of the credits derived from the appliance of the Law 9.249/95 along with the amendments insert through the article 78 of the law 9.430/96, for remuneration through interest on net worth in the amount of R$ 680.000,00 (six hundred and eighty thousand Reals), net of withholding income tax, with no subscription of new shares, and also, through the capitalization of the values registered in the Books of the Company as "advances to future capital increase", which hereof are converted into Paid-in Capital in the wholly-owned subsidiary TOTAL FLEET S.A., in the amount of R$ 27.470.000,00 (twenty seven million, four hundred and seventy thousand Reals).

There shall be, on behalf of the hereof approved Capital Increase, the issuance of 27.470.000,00 (twenty seven million, four hundred and seventy thousand) new common shares, with no nominal value, nominative to LOCALIZA RENT A CAR S.A, related to advances for future capital increase, paid at this date.

The attending group of shareholders authorize the Executive Committee of the wholly-owned subsidiary TOTAL FLEET S.A to proceed with the Capital increase in order to make the moves for the necessary arrangements of the herewith agreement.

Closing and writing upof the minute:

With no further deliberation to be held, Mr President conceded to anybody who wanted to do so, the right to speak, and, since nobody did so, the session was then closed, and the herein minute was plough in a magnetic disc, for further transcription in the proper book, which, after read and approved, was signed by all.

Attendant Shareholders: SM PARTICIPACOES E ADMINISTRACAO LTDA. P. Jose Salim Mattar Junior, ACBR PARTICIPACOES E ADMINISTRACAO LTDA. P. Antonio Claudio Brandao Resende. EM. PARTICIPACOES E ADMINISTRACAO LTDA. P. Eugenio Pacelli Mattar, FER PARTICIPACOES E ADMINISTRACAO LTDA. P. Flavio Brandao Resende; DLJMB OVERSEAS PARTENERS II, V.V., DLJ DIVERSIFIED PARTNERS, L.P., DLJ EAB PATNERS, L.P, UK INVESTMENT PLAN 1997 PARTNERS, and DLJ FIRST ESC L.L.C, all represented by their proxy, Mr. Carlos Alberto Moreira Lima Junior;

JOSE SALIM MATTAR JUNIOR, ANTONIO CLAUDIO BRANDAO RESENDE, EUGENIO PACELLI MATTAR, FRANCISCO SAVI MATTAR, ARISTIDES LUCIANO DE AZEVEDO NEWTON, TARCISIO PINTO FERREIRA, MESSIAS DA SILVA FILHO, JOSE OLYMPIO DA VEIGA PEREIRA and EDUARDO ALCALAY.

We hereof certify that the current minute is a faithful copy of the original one, plough in its proper book.

Belo Horizonte, December 31, 1999

[illegible signature]
Jose Salim Mattar Junior
President

[illegible signature]
Antonio Claudio Brandao Resende
Secretary

Chamber of commerce for the State of Minas Gerais

I certify the register as of February 4, 2000 under the number 1875475 [illegible signature] Augusto Pimenta de Portilho

In behalf of the General Secretary
Docket 200375792

                               CONSOLIDATED BYLAWS

                                       OF

                            LOCALIZA RENT A CAR S.A.

PART I.- NAME, PRINCIPAL PLACE OF BUSINESS, OBJECT AND DURATION

     Article 1. - LOCALIZA RENT A CAR S.A. is a joint-stock Corporation (sociedade anonima), and shall be governed by these Bylaws and by applicable laws and regulations.

Article 2. - The Corporation has its principal place of business and jurisdiction at Avenida Bernardo Monteiro, No. 1563, in the City of Belo Horizonte, State of Minas Gerais. It may open, transfer or close branches, agencies, offices, and any other establishments upon resolution of the Executive Board.

Article 3 - The object of the Corporation is:

(i) the rental of cars, of fleets of cars and their disposal at the end of their useful economic life; (ii) exploitation and licensing of trademarks and franchises in Brazil and overseas"

Article 4.- The Corporation shall endure for an indeterminate period.

Chapter II. - Capital and shares

Article 5. - The share capital of the Corporation is R$100,000,000.00 (one hundred million reais) divided into 15,360,000 (fifteen million, three hundred and sixty thousand) nonpar common registered shares.

Paragraph 1.- Without any alterations in the rights and restrictions that are inherent in the terms of this article, all the Corporation's shares may be transformed, through deliberation of the Board of Directors, into book-entry shares and remain deposited in the account of o financial institution designated by the Board of Directors in the name of its holders, without the issuance of certificates under the terms of articles 34 and 35 of Law # 6,404 dated 15/12/1976. Shareholders may be charged remuneration stipulated in the third article of the above-mentioned law.

Paragraph 2.- Through Board of Directors authorization the Corporation may redeem its own shares for the purpose of cancellation or for deposit in the treasury for later disposal in accordance with applicable laws and regulations.

Article 6.- The Corporation is hereby authorized to increase its capital, independent of statutory reform, up to an additional 810,000 (eight hundred and ten thousand) nominative preferential shares.

Paragraph 1.- It will be incumbent upon the Board of Directors to deliberate on the issuance of shares within the limits of authorized capital. The issue price will be fixed by the Board of Directors without unjustifiably limiting the participation of current shareholders, since they have the preferential right to subscribe them, considering, solely or jointly: (a) profitability perspectives of the Corporation; (b) the net worth of the share; (c) the share value on the stock market or the organized over-the-counter market, admitted a premium in function of market conditions.

Paragraph 2.- The issuance of shares, debentures or convertible beneficiary parts of shares and subscription bonuses that are sold on the stock market or through public offering, or trading shares in public offerings to gain controlling majority, may disregard the preferential right based on Board of Directors criteria that may concede priority to the shareholders subscription in the offering of one or both types of shares.

Paragraph 3.- Shares may be issued without maintaining a ratio between classes and types.

Paragraph 4.- The issuance of preferential shares is subject to the limits defined by law.

Paragraph 5.- Within the limits of authorized capital and in accordance with a plan approved at a General Meeting, the Corporation may grant shares purchase options to its managers, employees or citizens who render services to the Corporation, or to managers, employees or citizens who render services to companies controlled by the Corporation. In such cases, the preferential right of the shareholders in the granting and exercising of the purchase options is excluded. The Board of Directors must elect a share purchase option plan administrative committee that will create annual share purchase options programs.

Article 7.- Shares are indivisible relating to the Corporation and each common share confers upon its proprietor one vote in the deliberations of the General Meetings.

Article 8.- Preferential shares have the following advantages: (a) priority in receipt of a minimum non-accumulative annual dividend of R$0.01 (one cent of a real) per share: (b) priority in the reimbursement of capital, in case of the Corporation's liquidation, up to the value of the portion of capital represented by these shares; and (c) participation equal to common shares in capital increases deriving from the capitalization of profits or reserves.

Paragraph 1.- Preferential shares are not convertible to common shares and have no voting rights. The voting rights is acquired only if the Corporation does not pay the obligatory minimum dividend in three consecutive terms. The voting rights will continue until the payment of non-cumulative dividends is made.

Paragraph 2.- Through a General Meeting's resolution, the Corporation may create other classes of preferential shares in addition to those already in existence.

Chapter III.- Administration of the Corporation

Article 9.- A Board of Directors and an Executive Board of Directors, assisted by a Advisory Council, will manage the Corporation.

Chapter IV.- Board of Directors

Article 10.- The Board of Directors shall be composed of 9 (nine) members, all shareholders and residents of Brazil. Members will be elected annually by the General Ordinary Meeting and may be reelected. The same General Meeting will designate one elected member to hold the position of Chairman.

Paragraph 1.- The members of the Board of Directors shall be vested in office upon the signature of the instrument of investiture drawn up in the Book of Minutes of the Board of Directors Meetings, and shall remain in office until their successors take office.

Paragraph 2.- The General Meeting shall establish the aggregate compensation of the Board of Directors, who shall allocate such compensation among its members in a meeting.

Article 11.- The Board of Directors has the primordial function of establishing the fundamental guidelines and general orientation for policy and business of the Corporation, as well as verifying and accompanying its performance, it being its special duty to:

(a) manifest itself in advance concerning the presentation, to the General Meeting, of any proposal to amend these Bye-Laws, except if required by law; (b) manifest itself in advance in regard to the presentation, to the General Meeting, of any proposal to alter the corporate line of business; (c) manifest itself in advance in regard to the presentation, to the General Meeting, of a proposal to incorporate or merge the Corporation or its subsidiaries; (d) manifest itself in advance in regard to the acquisition or disposal by the Corporation (or related acquisitions or disposals) of assets, businesses, operations or securities involving a value, higher than R$ 2,000,000.00 (two million Brazilian Reais), on the date of acquisition or disposal, except:

(I) cars bought or sold in the normal course of the Corporation's  business; and
(II) of movement of financial investments for the purpose of cash management within the normal course of business; (e) manifest itself in advance in regard to the presentation to the General Meeting, of any proposal for liquidation, winding up, self-bankruptcy, composition or similar event, or a request for liquidation, winding up, self-bankruptcy or similar event, of the corporation and/or any of its subsidiaries;

(f) deliberate, within authorized capital and legal competency of the Board of Directors, or manifest itself in regard to the presentation, to the General Meeting, of a proposal for issue, voluntary redemption or repurchase of any security, issued by the Corporation or its subsidiaries (including stock, options, convertible or exchangeable bills, or warrants), by the Corporation or by any of its subsidiaries, or the practice of any act that affects the capital structure of the Corporation or its subsidiaries;

(g) to manifest itself in advance in regard to the assumption or guaranty, by the Corporation or its subsidiaries, of any indebtedness if, after considering the assumption or guaranty of such indebtedness overall, the consolidated indebtedness of the Corporation or its subsidiaries is higher than twice the tangible net worth of the Corporation or its subsidiaries in the latest quarterly balance of the Corporation or subsidiaries;

(h) to manifest itself in advance in regard to the presentation to the General Meeting, of any proposal of declaration, payment or retention of a dividend higher than 25% (twenty five percent) of the adjusted net profit defined in article 189 and following, of Law N(0). 6404/76;

(i) to manifest itself in advance in regard to the presentation, to the General Meeting, of a distribution proposal, by way of bonus or dividend, of any class of securities of the Corporation or its subsidiaries, except as provided in item
(h) above;

(j) to manifest itself in advance in regard to the annual business plan, the annual budget and long term strategic planning of the Corporation and its subsidiaries; (k) to manifest itself in advance in regard to the execution or amendment of any contract (or related contracts) by the Corporation or its subsidiaries, involving payments by or for the Corporation or any of its subsidiaries, during the term of the contract or amendment, of an amount higher than R$ 2,000,000.00 (two million Brazilian Reais), on the date of execution of the contract or amendment, excepting contracts executed in the normal course of the business relating to:

(I)      car rental;
(II)     franchising; or
(III)    indebtedness and cash management;

(l) choose and dismiss the independent auditors of the Corporation; (m) manifest itself in advance in regard to any operation between the Corporation or its subsidiaries and any stockholder, their affiliates or associates, except (I) operations between the Company and its subsidiaries for purposes of cash management; and (II) operations in strictly commutative conditions and with proper compensating payment with Radio Beep Telecomunicacoes Ltda. up to the value, on the date of the operation, of R$ 2,000,000.00 (two million Brazilian Reais) per annum; (n) to manifest itself in advance in regard to the constitution and acquisition of new subsidiaries or associations (including acquisition of other subsidiaries, as well as the disposal of the subsidiaries of the Corporation); and (o) to manifest itself in advance in regard to presentation to the General Meeting, of a proposal for remuneration, benefits and other incentives for the members of the Board of Directors, except in the normal course of business, in a way consistent with previous practices and in accordance with remuneration, benefits or other incentives in force for Brazilian companies whose organization and size are similar to those of the Corporation.

Paragraph 1-for the purposes of the provisions in items (g) and (k) above, indebtedness means: (A) (i) liabilities deriving from loans in cash; (ii)
liabilities   proven  by  bonds,   debentures,   promissory   notes  or  similar
instruments; (iii) liabilities relating to the deferred payment of the acquisition price of goods or services, except for accounts payable arising in the normal course of business; (iv) liabilities related to financial leasing;
(v) liabilities relating to amounts that remained due in tax installment payment agreements or similar agreements; (vi) all third party indebtedness guaranteed by a lien on any asset of the Corporation or its subsidiaries; and (vii) all third party indebtedness guaranteed by the Corporation or its subsidiaries; less
(B) (i) cash, cash deposited in current account and financial  investments;  and
(ii) in regard to the Corporation and its Subsidiaries, loans between the Corporation and its Subsidiaries.

Paragraph 2 - The discretionary amounts set in items (d), (k) and (m) of the heading of Article 11 above will be reviewed and adjusted annually, at an Extraordinary General Meeting.

Article 12.- The Board of Directors shall meet ordinarily every 3 (three) months and extraordinarily whenever necessary, at the Corporation's principal place of business or at any other chosen location. Minutes of such meetings shall be drawn up in the proper book.

Paragraph 1.- Meetings shall be convened by the Chairman of the Board of Directors or by the simple majority of the members of the Board upon prior written notice sent at least 10 (ten) business days in advance, stating the location, date and time of the meeting as well as a summary of the agenda. Resolutions taken in the Board of Directors meetings shall be limited to the agenda as sent to the members of the Board 10 (ten) business days in advance.

Paragraph 2.- The attendance of the majority of the members in office shall be required to instate Board of Directors' meetings and pass valid resolutions. The presence of all members of the Board of Directors shall be necessary to resolve on the issues mentioned in items (a) through (n) of clause 11 above. A member shall be considered present if he/she is represented by his/her alternate or legally appointed representative or if he/she has sent a vote by telex, telegram, facsimile or in any other written form.

Paragraph 3.- Resolutions taken in Board of Directors meetings shall always be taken by majority vote of the members present at such meetings, and the Chairman of the Meeting or his/her alternate or representative shall have the casting vote.

PART V. -EXECUTIVE BOARD

Article 13 - The Management board will be made up of 5 (five) Officers, stockholders or otherwise, all Brazilian residents, elected by the Board of Directors. Of the Officers, one will be designated President, three will be designated Executive Vice-Presidents, and the fifth will be designated Officer for Finances and Investor Relations.

Paragraph 1.- The term of office of the Officers is 1 (one) year, reelection being allowed. At the end of the term of office, the members of the Board of Management will remain in their posts until the new members elected take office.

Paragraph 2.- The Officers will be vested in their posts upon signature of the term of office to be written up in the proper book, while observing the statute of limitations."

Article 14.- The Executive Board shall meet whenever necessary and at least once every 6 [six] months, under the chairmanship of the Director President or, in his/her absence, of any of the Director Vice President indicated by the Director President.

Paragraph 1.- Executive Board meetings shall always be summoned by the Director President or by the majority of the members of the Executive Board. The presence of a majority of the then existing Directors shall be required to constitute a quorum and permit valid resolutions.

Paragraph 2.- Resolutions of the Executive Board shall be recorded in minutes drawn up in the proper book, and shall be approved by a majority of votes; the chairman of the meeting will have also a casting vote in the case of a tie.

Article 15.- In the event of absence or temporary impairment of any Director, he/she shall appoint, subject to the prior approval of the Director President, from the remaining Directors, an alternate to serve during his/her absence or impairment. The Director's alternate shall carry out all duties and have the same powers, rights and obligations as the substituted Director.

Paragraph 1.- The alternate Director shall have, at the Executive Board meetings, one vote for himself and another vote for the Director he is substituting.

Paragraph 2.- In the event of death, impairment or withdrawal of any Director, the Board of Directors may appoint an alternate or name a new Director, who shall serve for a period not exceeding the term of office of the replaced Director.

Paragraph 3.- In the event of temporary absence or impairment of the Director President, the Director President shall appoint one of the Director Vice Presidents as an alternate to serve during his/her absence or impairment. The Director President's alternate shall carry out all duties and have the same powers, rights and obligations as the Director President.

Article 16.- The Executive Board shall be responsible for the management of the corporate business in general and in so doing shall perform all of the acts necessary or suitable, with the exception of acts, which by law or under these Bylaws, are attributed to the authority of the General Meeting or Board of Directors. Their powers include, but are not limited to, those sufficient to (a) ensure compliance with the law and these Bylaws; (b) ensure compliance with the resolutions taken at General Meetings, Board of Directors' meetings, and at their own meetings; (c) administer, manage, and superintend the corporate business; and (d) issue and approve instructions and in-house regulations deemed useful or necessary.

Paragraph 1.- The Director President shall:

a) perform general supervision and strategic planning for all the Corporation's business; b) coordinate and direct the activities of the other directors in their respective areas of competence; c) perform executive decision-making functions; d) designate whichever director to perform special activities and tasks, independent of those that the director ordinarily performs; and e) summon and preside over Executive Board of Directors meetings.

Paragraph 2.- The executive Director Vice President, and administrative director shall:

a) substitute the Director President in his absence or incapacity when recommended by the Director President; b) assist the Director President in the supervision, coordination, management and administration of activities and businesses of the Corporation and in all tasks to which he is assigned; and c) coordinate, administer, direct and supervise the activities in the areas of human resources, telecommunication systems, legal assistance, corporate communication and fleet acquisition.

Paragraph 3.- The executive Director Vice President, of car fleet rental shall:

a) substitute the Director President in his absence or incapacity when recommended by the Director President; b) assist the Director President in the supervision, coordination, management and administration of activities and businesses of the Corporation and in all tasks to which he is assigned; c) coordinate, administer, direct and supervise the operations related to car fleet rental, encompassing the activities of sales and marketing related to this market segment; and d) coordinate, administer, direct and supervise operations related to the deactivation of fleets. Paragraph 4.- The executive Director Vice President, car rental director shall:

a) substitute the Director President in his absence or incapacity when recommended by the Director President; b) assist the Director President in the supervision, coordination, management and administration of activities and businesses of the Corporation and in all tasks to which he is assigned; and c) coordinate, administer, direct and supervise operations related to car rental, including the areas of sales and marketing related to this market segment.

Paragraph 5- It behooves the Officer for Finances and Investor Relations to:

a) coordinate, administer, direct and supervise the work of relations with the capital market; b) represent the Corporation before stockholders, investors, market analysts, the Securities Commission, the Stock Exchanges, the Central Bank of Brazil and all other bodies related to activities carried out on the capital markets, in Brazil and overseas; and

c) coordinate, administer, direct and supervise the accounting and finance areas of the Corporation.

Paragraph 6.- The representation of the Corporation in and out of court, actively or passively, before third parties, whichever public department or federal, state or local authority as well as state owned companies, private and state joint owned companies, and para-state entities, is the sole responsibility of whichever director.

Article 17.- Deeds of any nature, bills of exchange, checks, money orders, contracts and any other documents that create a liability or obligation for the Corporation must be signed either by (a) the Director President jointly with any Director; (b) one Director Vice President, jointly with any other director; (c) by 2 (two) Director Vice Presidents jointly; (d) by the Director President jointly with one attorney in fact, provided that vested with special and specific powers; (e) by one Director Vice President jointly with one attorney in fact, provided that vested with special and specific powers; or (f) by 2 (two) attorneys in fact jointly, provided that vested with special and specific powers.

Sole Paragraph.- The Executive Board may in meeting appoint any Director or authorize the appointment of a third party as an attorney-in-fact to individually perform any act which the Executive Board or any Director is competent to perform, without prejudice to any identical powers or duties granted by these Bylaws or by the Executive Board to the Executive Board itself or to any Director.

Article 18.- Powers of attorney in the name of the Corporation shall always be granted by the Director President and any of the Director Vice Presidents jointly, or by 2 (two) Director Vice Presidents jointly; shall specify the powers granted; and with the exception of Ad-judicia powers, shall be granted for a limited period of at most 13 (thirteen) months.

Article 19.- The acts of any Corporation Director, employee, or attorney in fact, that involve the Corporation in any obligation regarding businesses or operations outside the scope of the object of the Corporation, such as sureties, guarantees, endorsements or any other guarantee on behalf of third parties, are hereby expressly forbidden and shall be deemed to be null and void, and without any effect in relation to the Corporation, except when expressly authorized by the Executive Board in meeting, with due regard for the limits established by the Board of Directors.

PART VI.- ADVISORY COUNCIL

Article 20.- The Board of Directors and the Executive Board shall rely on the support of an Advisory Council composed of 6 (six) members, shareholders or not, resident in Brazil or abroad, elected by the General Extraordinary Meeting, with a term of office of 1 (one) year and re-election is allowed. The members of the Advisory Council shall not be entitled to any compensation whatsoever.

Paragraph 1.- The Advisory Council shall have a Chairman appointed at the same General Extraordinary Meeting that elected the Advisory Council.

Paragraph 2.- The members of the Advisory Council shall be vested in office by signing the instrument of investiture in the Book of Minutes of the Advisory Council Meetings. The Advisory Council members shall serve until their successors are invested in office.

Article 21.- In the event of absence or temporary impairment of any Director, he/she shall appoint an alternate to serve during his/her absence or impairment. The Director's alternate shall carry out all duties and have the same powers, rights and obligations as the replaced Director. The alternate may be one of the other Advisory Council members, and in this case, shall have one vote for himself and another vote for the alternate Director he is substituting.

Article 22. - In case of vacancy in Advisory Council positions for any reason whatsoever, the Advisory Council shall meet within 10 (ten) days after the event to fulfill such vacant position. The alternate may be any of the other Advisory Council members, and in this case, shall have one vote for himself and another vote for the alternate Director he is substituting.

Paragraph 1.- A General Meeting shall be summoned to fulfill the vacant position on a definitive basis, within 60 (sixty) days of the respective vacancy. The alternate elected hereunder shall serve for the remaining term of Director of the person replaced thereby.

Paragraph 2.- The Advisory Council members appointed or elected hereunder shall carry on all duties and have the same powers, rights and obligations as the replaced member.

Article 23.- The Advisory Council, in its capacity as an entity intended to support the Board of Directors and the Executive Board members of the Corporation, and pursuant to article 160 of Law 6404/97, shall give an opinion, whenever required, on any subject related to the policy and guidelines of the Corporation. The Advisory Council members may attend at the Board of Directors meetings

Article 24.- The Advisory Council shall meet ordinarily once a year, and extraordinarily whenever necessary, at the Corporation's principal place of business or at any other chosen location. The minutes of such meetings shall be draw up in the proper book.

Paragraph 1.- Meetings shall be convened by the Chairman of the Advisory Council, or by any two members thereof, upon prior written notice sent at least 10 (ten) days in advance, stating the place, date and time of the meeting, in first and second calls, as well as a summary of the agenda. Meetings in second call shall take place one (1) hour after the time scheduled for the meeting in first call.

Paragraph 2.- The prior call requirement set forth in the preceding paragraph shall be waived, whenever all members of the Advisory Council are present, or provided that the members expressly consent on such waiver.

Paragraph 3.- The attendance, in first call, of at least 5 (five) members or, one hour later, in second call, the attendance of at least 4 (four) members, shall be required to instate the Advisory Council meetings and pass valid resolutions. A member shall be considered present if he/she is represented by his/her alternate or legally appointed representative, or if he/she has sent a written vote.

Paragraph 4.- The Chairman of the Advisory Council or his/her alternate shall preside over the meetings and shall choose as secretary one of the other members present, or a third party.

Paragraph 5.- Resolutions of the Advisory Council shall always be taken by majority vote of the members present at such meeting, and the Chairman of the Advisory Council or his/her alternate or representative shall have the casting vote.

PART VII. -       GENERAL MEETINGS

Article 25.- General Meetings shall be both ordinary and extraordinary. Annual general meetings shall be held within 4 (four) months after the end of the fiscal year, and General Extraordinary meetings shall be held as often as deemed necessary.

Article 26.- General meetings shall be called by the Chairman of the Board of Directors, as provided for by law, and shall be presided over by a shareholder chosen by majority of votes of those present. The chairman of the meeting shall appoint the secretary of the meeting.

Paragraph 1.- Shareholders may be represented at the General Meetings by an attorney-in-fact, shareholder, manager of the Corporation or lawyer, duly authorized by a power of attorney.

PART VIII.- STATUTORY AUDIT COMMITTEE

Article 27.- The Corporation's Statutory Audit Committee shall only be instated upon request of the shareholders, pursuant to law.

Sole Paragraph.- The members of the Statutory Audit Committee shall remain in office until the next General Meeting of the Corporation.

Article 28.- The Statutory Audit Committee, when in operation, shall be composed of five (5) effective members, all resident in Brazil, alien to the Corporation's management, and the same number of alternates. The operation of the Statutory Audit Committee and the compensation, authority, duties and liabilities of its members shall comply with prevailing legislation.

PART IX. - FISCAL YEAR, PROFITS AND DIVIDENDS

Article 29.- The Corporation's fiscal year shall begin on January 1st and end on December 31st each year. At the end of each fiscal year, the financial statements shall be drawn up in accordance with applicable laws.

Article 30.- The Corporation's net profits, after hearing the Statutory Audit Committee if in operation, and after the deductions provided by the Corporation's bylaws and the applicable law, shall be applied as resolved on by the General Meeting.

Paragraph 1.- Shareholders are assured the right to receive a annual dividend of not less than 25% (twenty-five percent) of the net profit of the year, increased or reduced by the following amounts: (a) the legal reserve; (b) contingency reserves and reversion of these same reserves formed in previous years; and (c) realizable profits transferred to the respective reserve and profits previously recorded in this reserve and realized during the year.

Paragraph 2.- The Corporation may pay or credit interests as its own capital remuneration, calculated on the accounts of the net worth, observing always the interest rates and the limits established in the legislation in force. The amounts paid to the shareholders as interests on its own capital shall be deducted from the minimum obligatory dividend. As decided by the General
Meeting, the amount of the interests may be credited and paid to the shareholders and later incorporated to the Corporation's capital instead of being distributed and paid.

Article 31.- By resolution of the Board of Directors, the Corporation may draw up semi-annual and interim balance sheets and pay dividends from profits ascertained on these balance sheets or accrued profits, pursuant to law.

PART X.- LIQUIDATION

Article 32.- The Corporation shall be liquidated when required by law; a general meeting shall determine the manner of liquidation and appoint the liquidator and the Statutory Audit Committee that shall officiate during the period of liquidation.

PART XI.- FINAL PROVISIONS

Article 33.- In the event of any omission or doubt hereunder, the legal provisions in force shall prevail.

Updated until the Minutes of the General Ordinary and Extraordinary Meeting held on December 31, 1999, at 10:00 a.m. hours, now in registration phase.

[illegible signature]
Jose Salim Mattar Junior
Director President

[illegible signature]
Antonio Claudio Brandao Resende
Executive Director Vice President

[illegible signature]
Eugenio Pacelli Mattar
Executive Director Vice President

[illegible signature]
Flavio Brandao Resende
Executive Director Vice President

[illegible signature]
Roberto Antonio Mendes
Director of Finances and Market Relations

Chamber of Commerce for the State of Minas Gerais

I certify the register on February 4, 2000 under number 1875479

[illegible signature]
Augusto Pimenta de Portilho
In behalf of the General Secretary

Docket 200375784

                             LOCALIZA RENT A CAR S.A

                            CNPJ: 16.670.085/0001-55

                               NIRE: 3130001144-5

                  Minute of the Board of Directors<180> Meeting

                            as of December 31, 1999.

Date, time, place: December 31, 1999, at 09:00 o'clock, at the Company's hearquarter located at Av. Bernardo Monteiro, n(0): 1563-partially, in the city of Belo Horizonte, State of MG;

Attendance: With the members of the Administration Council, whereas: Jose Salim Mattar Junior, Antonio Claudio Brandao Resende, Eugenio Pacelli Mattar, Francisco Savio Mattar, Aristides Luciano de Azevedo Newton, Messias da Silva
Filho,  Tarcisio  Pinto  Ferreira,  Jose  Olympio da Veiga  Pereira  and Eduardo
Alcalay.

Head: President Mr. Eugenio Pacelli Mattar, Secretary Mr. Antonio Claudio Brandao Resende.

Call: the previous call was waived once all the Counselors attended the meeting.

Issues: i) To deliberate over the interest credit to the shareholders, considered as interest on net worth, calculated over the equity, through the appliance of the Law 9.249/95 and amendments insert through the article 78 of the Law 9.430/96; ii) To deliberate over the capitalization of the interest that was credit to the shareholders at this date, as interest on net worth and as part of the balance of the legal reserve account, with following amendment of article 5(0), of the Bylaws; iii) To deliberate over the consolidation of the Bylaws, restated through deliberation of the present meeting iv) To deliberate over the approval of the Capital increase of TOTAL FLEET S.A in the amount of R$ 28.150.000,00 (twenty eight million a hundred and fifty thousand Reals) through the capitalization of credits with the wholly-owned subsidiary company, as interest on net worth and as advances for future Capital Increase.

Unanimous Deliberations: The Company's Counselors that attended the meeting pronounced in favor of the issues, whereas:

i) approving the shareholders remuneration as interest on net worth, in accordance to the legislation, in a total amount of R$ 5.750.000,00 (five millions, five hundred and seventy thousand Reals) whereas, net of withholding income tax, gets equivalent to R$ 862.500,00 (eight hundred and sixty two thousand and five hundred Reals) which shall be credit at this date in accordance to the ratio of participation of each shareholder;

ii) approving the capitalization of the amount credit at this date, as interest on net worth in the amount of R$ 4.887.500,00 (four million eight hundred and eighty seven thousand and five hundred) with no subscription of new shares, as well as, the capitalization of part of the balance of the legal reserve account, in the amount of R$ 453.800,00 (four hundred and fifty three thousand and eight hundred Reals) with no subscription of new shares. Therefore, they pronounced in favor of the amendment of Article 5 of the Bylaws, whereas its content shall be deliberated within a General Meeting that shall take place at this date.

iii) Approving the new consolidated Bylaws, whereas its content shall be approved in a General Meeting that shall take place at this date.

iv) Approving the capitalization of the credits derived from remuneration through interest on net worth, as of 12.31.99, in the amount of R$ 680.000,00 (six hundred and eighty thousand Reals), net of withholding income tax, with no subscription of new shares, in accordance to the legislation in force and also, through the capitalization of the values registered in the Books of the Company as "advances to future capital increase", in the amount of R$ 27.470.000,00 (twenty seven million, four hundred and seventy thousand Reals). From the parcel related to the account "advances to future capital increase", the wholly-owned subsidiary TOTAL FLEET S.A shall issue 27.470.000,00 (twenty seven million, four hundred and seventy thousand) new common shares, with no nominal value, nominative to LOCALIZA RENT A CAR S.A. There was also a favorable deliberation over the Extraordinary General Meeting to authorize the capitalized Company to proceed with the Capital Increase hereof agreed and take all the necessary steps for its accomplishment.

Closing and writing up of the minute:

With no further deliberation to be held, Mr President conceded to anybody who wanted to do so, the right to speak, and, since nobody did so, the session was then closed, and the herein minute was plough in a magnetic disc, for further transcription in the proper book, which, after read and approved, was signed by all.

Attendant Counselors:

JOSE SALIM MATTAR JUNIOR, ANTONIO CLAUDIO BRANDAO RESENDE, EUGENIO PACELLI MATTAR, FRANCISCO SAVIO MATTAR, ARISTIDES LUCIANO DE AZEVEDO NEWTON, TARCISIO PINTO FERREIRA, MESSIAS DA SILVA FILHO, JOSE OLYMPIO DA VEIGA PEREIRA and EDUARDO ALCALAY.

Belo Horizonte, December 31, 1999

[Illegible signature]
Jose Salim Mattar Junior
President

[Illegible signature]
Antonio Claudio Brandao Resende
Secretary

Members present:
[Illegible signature]
Jose Salim Mattar Junior
Chairman of the Board

[Illegible signature]
Antonio Claudio Brandao Resende
Vice Chairman of the Board

[Illegible signature]
Eugenio Pacelli Mattar
Board Member

[Illegible signature]
Francisco Savio Mattar
Board Member

[Illegible signature]
Aristides Luciano de Azevedo Newton
Board Member

[Illegible signature]
Tarcisio Pinto Ferreira
Board Member

[Illegible signature]
Messias da Silva Filho
Board Member

[Illegible signature]
Jose Olympio da Veiga Pereira
Board Member

[Illegible signature]
Eduardo Alcalay
Board Member

Chamber of commerce for the State of Minas Gerais

I certify the register as of February 4, 2000 under the number 1875476 [illegible signature] Augusto Pimenta de Portilho

In behalf of the General Secretary
Docket 200375806

                             LOCALIZA RENT A CAR S.A

                            CNPJ: 16.670.085/0001-55

                               NIRE: 3130001144-5

                  Minute of the Board of Directors<180> Meeting

                            as of February 14, 2000.

Date, time, place: February 14, 2000, at 11:00 o'clock, at the Company's hearquarter located at Av. Bernardo Monteiro, n(0): 1563-partially, in the city of Belo Horizonte, State of MG;

Attendance:  With the totality of the members of the Administration Council.

Head: President Mr. Eugenio Pacelli Mattar, Secretary Mr. Antonio Claudio Brandao Resende.

Call: the previous call was waived once all the Counselors attended the meeting.

Issues: i) To ratify the approved value of the "preemptive right for option" of R$ 18,00 per stock, for the program of stock purchase as of 1999 ("2000 program") of stock option.



Unanimous Deliberations: It was approved the preemptive right price of R$ 18,00 per stock, to be restated in accordance to the Market General Price Index (IGPM) calculated by Getulio Vargas Foundation, considering the month of April 2000 as the basis, calculated pro rata, within exponential basis, up to the month of the effective payment by the beneficiary for the 2000 program to the Company, whereas using then the current index, when performing the stock option, as defined in the program 2000, approved in the Minute of the Administration Council Meeting for stock option as of February 14, 2000.

Closing and writing up of the minute:
With no further deliberation to be held, Mr President conceded to anybody who wanted to do so, the right to speak, and, since nobody did so, the session was then closed, and the herein minute was approved and signed by all.

Attendant Counselors:
JOSE SALIM MATTAR JUNIOR, ANTONIO CLAUDIO BRANDAO RESENDE, EUGENIO PACELLI MATTAR, FRANCISCO SAVIO MATTAR, ARISTIDES LUCIANO DE AZEVEDO NEWTON, TARCISIO PINTO FERREIRA, MESSIAS DA SILVA FILHO, JOSE OLYMPIO DA VEIGA PEREIRA and EDUARDO ALCALAY.

We hereof certify that the current minute is a faithful copy of the original one, plough in

Belo Horizonte, February 14, 2000

[Illegible signature]
Jose Salim Mattar Junior
President

[Illegible signature]
Antonio Claudio Brandao Resende
Secretary

Members present:
[Illegible signature]
Jose Salim Mattar Junior
Chairman of the Board

[Illegible signature]
Antonio Claudio Brandao Resende
Vice Chairman of the Board

[Illegible signature]
Eugenio Pacelli Mattar
Board Member

[Illegible signature]
Francisco Savio Mattar
Board Member

[Illegible signature]
Aristides Luciano de Azevedo Newton
Board Member

[Illegible signature]
Tarcisio Pinto Ferreira
Board Member

[Illegible signature]
Messias da Silva Filho
Board Member

[Illegible signature]
Jose Olympio da Veiga Pereira
Board Member

[Illegible signature]
Eduardo Alcalay
Board Member

Chamber of commerce for the State of Minas Gerais

I certify the register as of March 17, 2000 under the number 2401121 [illegible signature] Augusto Pimenta de Portilho

In behalf of the General Secretary
Docket 200843150

                            LOCALIZA RENT A CAR S.A.
                            CNPJ: 16.670.085/0001-55

                   Minute of the Extraordinary General Meeting

                              as of March 03, 2000.

Date, time, place: March 02, 2000, at 10:00 o'clock at the Company's hearquarter located at Av. Bernardo Monteiro, n(0): 1563, in Belo Horizonte-MG;

Attendance: With the Shareholders that represent the totality of the Capital Stock of the Company.

Head: President Mr. Jose Salim Mattar Junior, Secretary Mr. Antonio Claudio Brandao Resende.

Call: the press call was waived in accordance toss.4(0), of article 124 of the Law n(0)6.404/76.

Issues: i) To approve the proposal for payment of anticipated dividends as of the fiscal year of 1999; ii) To deliberate over the authorization for the affiliated Company Localiza System Ltda to authorize the wholly-owned subsidiary "Master Franchisee Argentina" sign the Third Indenture Supplement and, iii) To authorize the affiliated Localiza System Ltda to approve the Guarantee offered by its affiliated "Master Franchisee Argentina" to this Company.

Unanimous Deliberations: i) It was approved, with unanimity of votes the shareholder remuneration in the amount of R$ 7.526.400,00 (seven million, five hundred and twenty six thousand and four hundred Reals), derived from an anticipation of the dividends calculated in accordance to the preliminary Balance Statement of the fiscal year of 1999. The amount of the dividends anticipation shall be paid prorate to the participation of each shareholder and shall be deducted from the total amount for payment as dividends of the fiscal year of 1999, after the legal deductions stated in the Law 6.404/76, in an Ordinary General Meeting to be timely held.

ii) It was approved the authorization for the affiliated Company Localiza System Ltda to authorize its wholly-owned subsidiary "Master Franchisee Argentina" to sign the Third Indenture Supplement sealed between this Company, The New York Bank and Fuji Bank on October 2, 1997, for the issuance of US$ 100.000.000,00 (one hundred American Dollars) 10 1/4 % Senior Notes.

iii) It was also approved, the authorization for the affiliated Localiza System Ltda to authorize the Guarantee offered by its affiliated "Master Franchisee Argentina" to this Company, over the issuance of the Senior Notes held on October 1, 1997.

Closing and writing upof the minute:

With no further deliberation to be held, Mr President conceded to anybody who wanted to do so, the right to speak, and, since nobody did so, the session was then closed, and the herein minute was plough in a magnetic disc, for further transcription in the proper book, which, after read and approved, was signed by all.

Attendant Shareholders: SM PARTICIPACOES E ADMINISTRACAO LTDA. P. Jose Salim Mattar Junior, ACBR PARTICIPACOES E ADMINISTRACAO LTDA. P. Antonio Claudio Brandao Resende. EM. PARTICIPACOES E ADMINISTRACAO LTDA. P. Eugenio Pacelli Mattar, FER PARTICIPACOES E ADMINISTRACAO LTDA. P. Flavio Brandao Resende;

DLJMB OVERSEAS PARTNERS II, C.V., DLJ DIVERSIFIED PARTNERS, II-A, C.V. OFFSHORE PARTNERS II, C.V., DLJ DIVERSIFIED PARTNERS, L.P., DLJ DIVERSIFIED PARTNERS, A.L.P., DLJMB FUNDING II, INC., DLJMB MILLENIUM PARTNERS L.P., DLJMB MILLENIUM PARNTERNS-A, L.P., DLJ EAB PATNERS, L.P, UK INVESTMENT PLAN 1997 PARTNERS, and DLJ FIRST ESC L.L.C, all represented by their proxy, Mr. Carlos Alberto Moreira Lima Junior;

JOSE SALIM MATTAR JUNIOR, ANTONIO CLAUDIO BRANDAO RESENDE, EUGENIO PACELLI MATTAR, FRANCISCO SAVI MATTAR, ARISTIDES LUCIANO DE AZEVEDO NEWTON, TARCISIO PINTO FERREIRA, MESSIAS DA SILVA FILHO, JOSE OLYMPIO DA VEIGA PEREIRA and EDUARDO ALCALAY.

We hereof certify that the current minute is a faithful copy of the original one, plough in its proper book.

Belo Horizonte, March 3,2000

[illegible signature]
Jose Salim Mattar Junior
President

[illegible signature]
Antonio Claudio Brandao Resende
Secretary

Chamber of commerce for the State of Minas Gerais

I certify the register as of March 17, 2000 under the number 2401122 [illegible signature] Augusto Pimenta de Portilho

In behalf of the General Secretary
Docket 200848097

                             LOCALIZA RENT A CAR S.A

                            CNPJ: 16.670.085/0001-55

                               NIRE: 3130001144-5

                  Minute of the Board of Directors<180> Meeting

                              as of April 24, 2000.

Date, time, place: April 24, 2000, at 10:00 o'clock, at the Company's hearquarter located at Av. Bernardo Monteiro, n(0): 1563, in the city of Belo Horizonte, State of MG;

Attendance: With the members of the Administration Council, whereas: Jose Salim Mattar Junior, Antonio Claudio Brandao Resende, Eugenio Pacelli Mattar, Francisco Savio Mattar, Aristides Luciano de Azevedo Newton, Messias da Silva
Filho,  Tarcisio  Pinto  Ferreira,  Jose  Olympio da Veiga  Pereira  and Eduardo
Alcalay.

Head: President Mr. Eugenio Pacelli Mattar, Secretary Mr. Antonio Claudio Brandao Resende.

Call: the previous call was waived once all the Counselors attended the meeting.

Issues: i) To approve the removal from office of the members of the current Board of Directors; ii) To approve the election and installation of the new Board of Directors; iii) To approve the proposal for the payment of a complementary remuneration to the Company's Statutory Board of Directors and to the Directors of its affiliated companies; iv) To approve the proposal for payment of fees to the Company's Statutory Board of Directors for the lapse between the Ordinary General Meetings as of the years 2000 and 2001; v) To deliberate over the re-ratification of the minute of the Extraordinary General Meeting as of December 31, 1999; vi) To ratify the proposal for payment of a special participation of the employees in the Company's net profit, as of December 31, 1999. vii) To approve the balance statements, the Income Statement, The Administration Report and the proposal for destination of the net profit as of the fiscal year ended December 31, 1999, restated in accordance to the Law, as stated in article 192, of the Law 6.404/76 for future deliberation by a General Meeting to take place timely; viii) To deliberate over the ratification of the suggestion of Arthur Andersen S/C Ltda to be the independent accounting Company responsible for examining the Balance Statements.

Unanimous Deliberations: The Company's Counselors that attended the meeting pronounced in favor of the issues above listed, whereas:

i),ii) After removed from office at the present date, the Board of Directors were reelected and installed, herewith, for their offices and duties until the Ordinary General Meeting that shall take place in the year 2001, whereas:

|X| For the position of President Director - Mr. Salim Mattar Junior, Brazilian, judicial separated, businessman, with an ID n(0): M-1.653.965 SSP/MG, and CPF:
071.823.766-87, Domiciled at Jose do Patrocinio Pontes Street, n(0)1600, Mangabeiras District;

|X| For the position of Vice President Director - Mr. Antonio Claudio Brandao Resente, Brazilian, married, businessman, with an ID n(0): M-578.679 SSP/MG, and
CPF: 076.364.666-00, domiciled at Aldo Casilo Street, n(0)21, in the District of Mangabeiras, Belo Horizonte-MG;

|X| For the position of Vice President Executive Director - Mr. Eugenio Pacelli Mattar, Brazilian, married, businessman, with an ID n(0): MG-4.491, and CPF:
130.057.586-72, domiciled at Santa Maria de Itabira, 211, apartment 1300, Sion District, BeloHorizonte-MG;

|X| For the position of Vice President Executive Director - Mr. Flavio Brandao Resende, Brazilian, not married, businessman, with an ID n(0): M-4.661, and CPF:
186.119.316-53, domiciled at Bahia Street, 2.577, apartment 6010, Lourdes District, BeloHorizonte-MG;

|X| For the position of Director of Finance and Relations with the Investors - Mr. Roberto Antonio Mendes, Brazilian, married, administrator and accountant, with an ID n(0): M-120.278, and CPF: 137.768.946-87, domiciled at Teixeira de Freitas Street, 155, apartment 1201, Santo Antonio District, in BeloHorizonte-MG;

iii) It was approved the proposal for the payment of a complementary remuneration to the Company's Statutory Board of Directors and to the Directors of its affiliated companies, during the term of their mandate of a total amount of R$ 510.000,00 (five hundred and ten thousand dollars);

iv) It was approved the proposal for payment of fees to the Company's Statutory Board of Directors for the lapse between the Ordinary General Meetings as of the years 2000 and 2001 of a total amount of R$ 5.000.000,00 (five million Reals);

v) It was approved, without restrictions, the proposal for re-ratification of the minute of the Extraordinary General Meeting as of December 31, 1999, whereas its content shall be deliberated in the Extraordinary General that shall take place timely;

vi) It was ratified, with no restrictions, the proposal for payment of a special participation of the employees in the Company's net profit, as of December 31, 1999, added to the Labor collective settlement of employee participation in the Company's net profit, filed in the Public Record "2(0) Oficio de Titulos e Documentos", on July 15, 1999, in the amount of R$ 200.000,00 (two hundred thousand Reals), approved by the Company's Board of Directors during the Session that took place on March 16, 2000

vii) It was approved the Balance Statements, The Administration Report as of the fiscal year ended December 31, 1999, whereas its content was officially press published and the proposal for destination of the net profit as of the fiscal year ended December 31, 1999, restated in accordance to the Law, whereas the amount of R$ 7.526.400,00 (seven million five hundred and twenty six thousand and four hundred) used for the payment of dividends to the shareholders, deducted from the value previously paid within the Extraordinary General Meeting as of March 03 (three), 2000, prorate to the shares owned at the date of the Balance Statement closing;

viii) It was approved the suggestion of Arthur Andersen S/C Ltda to be the independent accounting Company responsible for examining the Balance Statements.

Closing and writing up of the minute:

With no further deliberation to be held, Mr President conceded to anybody who wanted to do so, the right to speak, and, since nobody did so, the session was then closed, and the herein minute was plough in a magnetic disc, for further transcription in the proper book, which, after read and approved, was signed by all.

Attendant Counselors:

JOSE SALIM MATTAR JUNIOR - President of the Administration Council, ANTONIO CLAUDIO BRANDAO RESENDE - Vice President of the Administration Council, and the other Counselors, whereas: EUGENIO PACELLI MATTAR, FRANCISCO SAVIO MATTAR, ARISTIDES LUCIANO DE AZEVEDO NEWTON, TARCISIO PINTO FERREIRA, MESSIAS DA SILVA FILHO, EDUARDO ALCALAY and JOSE OLYMPIO DA VEIGA PEREIRA.

Belo Horizonte, April  24, 2000

[Illegible signature]
Jose Salim Mattar Junior
President

[Illegible signature]
Antonio Claudio Brandao Resende
Secretary

Chamber of commerce for the State of Minas Gerais

I certify the register as of May 8, 2000 under the number 2419897 [illegible signature] Augusto Pimenta de Portilho

In behalf of the General Secretary
Docket 201364948

LOCALIZA RENT A CAR S.A.
                            CNPJ: 16.670.085/0001-55

            Minute of the Extraordinary and Ordinary General Meeting as of April 25, 2000.

Date, time, place: April 25, 2000, at 10:00 o'clock at the Company's hearquarter located at Av. Bernardo Monteiro, n(0): 1563, in Belo Horizonte-MG;
Attendance: With the Shareholders that represent the totality of the Capital Stock of the Company.
Head: President Mr. Jose Salim Mattar Junior, Secretary Mr. Antonio Claudio Brandao Resende.
Call: the press call was waived in accordance toss.4(0), of article 124 of the Law n(0)6.404/76. Issues: i) To approve the proposal for payment of fees to the Company's
Statutory Board of Directors for the lapse between the Ordinary General Meetings as of the years 2000 and 2001; ii) To approve the proposal for the payment of a complementary remuneration to the Company's Statutory Board of Directors and to the Directors of its affiliated companies; iii) To pronounce over the renunciation of a member of the Administration Board and its substitution; iv) To remove from office the members of the current Board of Administration; v) To elect and install the new Board of Administration of the Company; vi) To approve the proposal for an amendment of the Article 20 of the Bylaws so as to increase the number of members of the Advisory Council to 7 (seven) counselors; vii) To remove from office the members of the current Advisory Council; viii) To elect and install the new Board of Administration of the Company; ix) To deliberate over the re-ratification of the minute of the Extraordinary General Meeting as of December 31, 1999; x) To approve the Administration's report, the balance statements, the Income Statement, the statement of changes in Shareholder's equity and the Statement of changes in financial position as of the fiscal year of 1999; xi) To deliberate over the proposal for the destination of the net profit as of the fiscal year ended December 31, 1999, restated in accordance to the law, as stated in article 192, of the Law 6.404/76; xii) To deliberate over the filing of the Bylaws Consolidation minute;

Unanimous Deliberations: i) It was approved the amount of the global remuneration to the Company's Statutory Board of Directors and to the Directors of its affiliated companies, as fees, in the amount of R$ 5.000.000,00 (five million Reals), for the lapse between the hereof General Meeting and the Ordinary General Meetings as of the year 2001; ii) It was approved the complementary payment of fees, for the term of their office performance, to the Company's Statutory Board of Directors and to the Directors of its affiliated companies, in the total amount of R$ 510.000,00 (five hundred and tem million Reals); iii) In March 09, 2000, to the Shareholders was presented the Renouncing notice of the Counselor Eduardo Alcalay, whereas it was then accepted. Right after that, his substitution was unanimously voted and elected, through the record of Session, Mr. Stefano Bonfiglio, Italian, economist, married, with the passport n~7 300625T, domiciliated at 59 Cadogan Square, London, SW1, United Kingdom; iv) It was approved, without reservation to the attendants, the removal from office of the member of the current Company's Board of Administrators; v) After that, the Company's new Board of Administration was elected and installed in their offices for a 1 (one) year term , until the Ordinary General Meeting that shall take place in the year 2001, for its designations shall be properly set within the Company's Bylaws, whereas the following shall not have the right to receive any remuneration throughout their mandate: |X| Salim Mattar Junior, Brazilian, judicial separated, businessman, with an ID n(0): M-1.653.965 SSP/MG, and CPF: 071.823.766-87, domiciled at Jose do Patrocinio Pontes Street, n(0) 1600, Mangabeiras District; |X| Antonio Claudio Brandao Resente, Brazilian, married, businessman, with an ID n(0): M-578.679 SSP/MG, and CPF:
076.364.666-00, domiciled at Aldo Casilo Street, n(0) 21, in the District of Mangabeiras, Belo Horizonte-MG; |X| Eugenio Pacelli Mattar, Brazilian, judicial separated, businessman, with an ID n(0): MG-4.491, and CPF: 130.057.586-72, domiciled at Santa Maria de Itabira, 211, apartment 1300, Sion District, BeloHorizonte-MG |X| Francisco Savio Mattar, Brazilian, married, businessman, with an ID n(0): M-418.215, and CPF: 221.246836-91, domiciled at Pirapetinga Street, 537, apartment 2101, BeloHorizonte-MG; |X| Aristides Luciano de Azevedo Newton, Brazilian, married, businessman, with an ID n(0): M-14.595 SSP/MG, and
CPF: 020.311.249-00, domiciled at Inconfidentes Street, 355, apartment 101, Funcionarios District, in BeloHorizonte-MG; |X| Tarcisio Pinto Ferreira, Brasilian, married, lawyer with an ID n(0): M-1.122.980 and CPF: 007.316.096-20, domiciled at Alameda Serra dos Orgaos, n(0) 115, Condominio Vila Del Rey, in BeloHorizonte-MG; |X| Messias da Silva Filho, Brasilian, married, lawyer with an ID n(0): 902.329 and CPF: 035.265.347-72, domiciled at Ouro Street, n(0) 958,
apartment 601, Serra District, in BeloHorizonte-MG |X| Stefano Bonfiglio, Italian, married, economist, with passport n(0): 300625T, domiciled in London, United Kingdom, at 59 Cadogan Square, SW1; |X| Carlos Jose Garcia, Argentinean, married, national public accountant, with passport n(0) 11.986.164, domiciled in the City of Buenos Aires, in Demaria, 4550 - Floor 31B;

A laud was sealed to Mr. Jose Olympio da Veiga and Eduardo Alcalay, who were removed from office, for their relevant job performed to the Company.

vi) It was approved,  without  reservation to the  attendants,  the amendment of
Article 20 of the Bylaws so as to increase the number of members of the Advisory Council to 7 (seven) counselors, whereas it shall then have the following content:

"...Article 20 - the Board of Administration and Directory shall count on an Advisory Council composed of 07 (seven) members, shareholders or not, domiciled either in Brazil or Abroad, chosen by the Extraordinary General Meeting for a 1
(one) year term, whereas they can be reelected. The members of the Advisory Council shall not receive any remuneration..."

vii) The members of the current Advisory Council were removed from office; viii) It was approved, without reservation to the attendants, the election of the board of the Advisory Council, as follows:

|X| Salim Mattar Junior, Brazilian, judicial separated, businessman, with an ID n(0): M-1.653.965 SSP/MG, and CPF: 071.823.766-87, domiciled at Jose do
Patrocinio Pontes Street, n(0) 1600, Mangabeiras District; |X| Antonio Claudio Brandao Resente, Brazilian, married, businessman, with an ID n(0): M-578.679 SSP/MG, and CPF: 076.364.666-00, domiciled at Aldo Casilo Street, n(0) 21, in the District of Mangabeiras, Belo Horizonte-MG; |X| Eugenio Pacelli Mattar, Brazilian, judicial separated, businessman, with an ID n(0): MG-4.491, and CPF:
130.057.586-72, domiciled at Santa Maria de Itabira, 211, apartment 1300, Sion District, BeloHorizonte-MG |X| Flavio Brandao Resende, Brazilian, not married, businessman, with an ID n(0): M-4.661, and CPF: 186.119.316-53, domiciled at Bahia Street, 2.577, apartment 6010, Lourdes District, BeloHorizonte-MG |X| Stefano Bonfiglio, Italian, married, economist, with passport n(0): 300625T, domiciled in London, United Kingdom, at 59 Cadogan Square, SW1; |X| Karl Wyss, American, married, investment/merchant banker with passport n(0): 111172356, with domiciled at 3133 Rum Row, Naples, FL 33940, New York, NY, USA. |X| Carlos Jose Garcia, Argentinean, married, national public accountant, with passport n(0) 11.986.164, domiciled in the City of Buenos Aires, in Demaria, 4550 - Floor 31B;

The members of the Advisory Council hereof elected were properly installed in their office, for the term of the lapse until the next Ordinary General Meeting.

ix) It was approved, without reservation to the attendants, the ratification and adjustment of the minute of the Extraordinary General Meeting as of December 31, 1999, amending the issues related to Capitalization as interest on net worth and following amendment of the article 5(0) of the Bylaws, whereas the minute shall then have the following content:

                  "Minute of the Extraordinary General Meeting

                            as of December 31, 1999".

Date, time, place: December 31, 1999, at 10:00 o'clock at the Company's hearquarter located at Av. Bernardo Monteiro, n(0): 1563, in Belo Horizonte, State of Minas Gerais.

Attendance: With the Shareholders that represent the totality of the Capital Stock of the Company.

Head: President Mr. Jose Salim Mattar Junior, Secretary Mr. Antonio Claudio Brandao Resende.

Call: the press call was waived in accordance toss.4(0), of article 124 of the Law n(0)6.404/76.

Issues: xiii) To deliberate over the interest credit to the shareholders, considered as interest on net worth, calculated over the equity; xiv) To deliberate over the capitalization of the interest that was credit to the shareholders at this date, as interest on net worth and as part of the balance of the legal reserve account, with following amendment of article 5(0), of the Bylaws.

xv) To deliberate over the consolidation of the Bylaws, restated through deliberation of the present meeting xvi) To approve the Capital increase of the wholly-owned subsidiary TOTAL FLEET S.A through the capitalization of credits with that company.

Unanimous Deliberations: x) To approve with unanimity of votes the shareholder remuneration, through the appliance of Article 9(0) of the Law 9249/95 and amendments insert through the article 78 of the Law 9430/96, as interest on net worth in a total amount of R$ 5.256.000,00 (five millions, two hundred and fifty six Reals) whereas, net of withholding income tax, gets equivalent to R$ 788.400,00 (seven hundred and eighty eight thousand and four hundred Reals) which shall be credit at this date in accordance to the ratio of participation of each shareholder;

xi) To approve, without exceptions or restrictions, the capitalization of the amount credit at this date, in accordance to the ratio of participation of each shareholder as interest on net worth in the amount of R$ 4.467.600,00 (four million four hundred and sixty seven thousand and six hundred Reals) with no subscription of new shares, in accordance with ss. 1(0), of article 169 of the Law 6.404/76, as well as, the capitalization of part of the balance of the legal reserve account, in the amount of R$ 453.800,00 (four hundred and fifty three thousand and eight hundred Reals) with no subscription of new shares.

The article 5 of the Bylaws shall then have the following content:

"Article 5(0): The Capital Stock is of R$ 99.580.100,00 (ninety nine million, five hundred and eighty thousand and a hundred Reals) divided in 15.360.000 (fifteen million three hundred and sixty thousand) common nominative shares, with no nominal value."

xii) When concluded the amendment above deliberated, the shareholders approved the new consolidated content of the Bylaws, which shall be filed at The Board of Trade Department of the State of Minas Gerais separately to the present Extraordinary General Meeting in order to produce effects, in fact and at law.

xiii) It was approved, with no exceptions nor restrictions, the Capital Increase of the wholly-owned subsidiary TOTAL FLEET S.A in the amount of R$ 28.150.000,00 (twenty eight millions, a hundred and fifty thousand Reals), through the capitalization of the credits derived from the appliance of the Law 9.249/95 along with the amendments insert through the article 78 of the law 9.430/96, for remuneration through interest on net worth in the amount of R$ 680.000,00 (six hundred and eighty thousand Reals), net of withholding income tax, with no subscription of new shares, and also, through the capitalization of the values registered in the Books of the Company as "advances to future capital increase", which hereof are converted into Paid-in Capital in the wholly-owned subsidiary TOTAL FLEET S.A., in the amount of R$ 27.470.000,00 (twenty seven million, four hundred and seventy thousand Reals).

There shall be, on behalf of the hereof approved Capital Increase, the issuance of 27.470.000,00 (twenty seven million, four hundred and seventy thousand) new common shares, with no nominal value, nominative to LOCALIZA RENT A CAR S.A, related to advances for future capital increase, paid at this date.

The attending group of shareholders authorize the Executive Committee of the wholly-owned subsidiary TOTAL FLEET S.A to proceed with the Capital increase in order to make the moves for the necessary arrangements of the herewith agreement.

Closing and writing up of the minute:

With no further deliberation to be held, Mr President conceded to anybody who wanted to do so, the right to speak, and, since nobody did so, the session was then closed, and the herein minute was plough in a magnetic disc, for further transcription in the proper book, which, after read and approved, was signed by all.

Attendant Shareholders: SM PARTICIPACOES E ADMINISTRACAO LTDA. P. Jose Salim Mattar Junior, ACBR PARTICIPACOES E ADMINISTRACAO LTDA. P. Antonio Claudio Brandao Resende. EM. PARTICIPACOES E ADMINISTRACAO LTDA. P. Eugenio Pacelli Mattar, FER PARTICIPACOES E ADMINISTRACAO LTDA. P. Flavio Brandao Resende; DLJMB OVERSEAS PARTENERS II, V.V., DLJ DIVERSIFIED PARTNERS, L.P., DLJ EAB PATNERS, L.P, UK INVESTMENT PLAN 1997 PARTNERS, and DLJ FIRST ESC L.L.C, all represented by their proxy, Mr. Carlos Alberto Moreira Lima Junior;

JOSE SALIM MATTAR JUNIOR, ANTONIO CLAUDIO BRANDAO RESENDE, EUGENIO PACELLI MATTAR, FRANCISCO SAVI MATTAR, ARISTIDES LUCIANO DE AZEVEDO NEWTON, TARCISIO PINTO FERREIRA, MESSIAS DA SILVA FILHO, JOSE OLYMPIO DA VEIGA PEREIRA and EDUARDO ALCALAY.

We hereof certify that the current minute is a faithful copy of the original one, plough in its proper book.

                        Belo Horizonte, December 31, 1999

                            Jose Salim Mattar Junior

                                    President

                         Antonio Claudio Brandao Resende

                                    Secretary

x) The Administration Report was submit to appreciation and was formally approved, whereas its content is filed along with the published Balance Statements. It was also herewith approved, without exceptions, reservation nor restrictions, the Balance Statements as of December 31, 1999, composed by the
Balance Statements, the Income Statement, the statement of changes in Shareholder's equity and the Statement of changes in financial position, all published in accordance to article 289 of the Law 6.404/76, at a previous date to this session, in accordance to the article 133, paragraph 4 of the Law 6.404/76;

xi) Proceeding with the meeting, the shareholders decided to approve the proposal for the destination of the net profit as of the fiscal year ended December 31, 1999, as stated from article 193 to 203 of the Law 6.404/76 and in the Bylaws as of the fiscal year ended December 31, 1999, in the amount of R$
7.526.400 (seven millions, five hundred and twenty six thousand and four hundred Reals), paid as remuneration with dividends to the shareholders, corresponding to the integrality of the retained earnings as of December 31, 1999, deducted from the amount paid before as anticipated dividends in the Extraordinary General Meeting as of March 03 (three), 2000, prorate their owned shares.

xii) On behalf of the amendment stated in the items (vi) and (ix), hereof deliberated, the shareholders decided to file at The Board of Trade Department of the State of Minas Gerais separately to the present Extraordinary General Meeting, the new Bylaws Consolidation minute;

Closing and writing up
of the minute:
With no further deliberation to be held, Mr President conceded to anybody who wanted to do so, the right to speak, and, since nobody did so, the session was then closed, and the herein minute was plough in a magnetic disc, for further transcription in the proper book, which, after read and approved, was signed by all.

Attendant Shareholders: SM PARTICIPACOES E ADMINISTRACAO LTDA. P. Jose Salim Mattar Junior, ACBR PARTICIPACOES E ADMINISTRACAO LTDA. P. Antonio Claudio Brandao Resende. EM. PARTICIPACOES E ADMINISTRACAO LTDA. P. Eugenio Pacelli Mattar, FER PARTICIPACOES E ADMINISTRACAO LTDA. P. Flavio Brandao Resende;
DLJMB OVERSEAS PARTNERS II, C.V., DLJ DIVERSIFIED PARTNERS, II-A, C.V. OFFSHORE PARTNERS II, C.V., DLJ DIVERSIFIED PARTNERS, L.P., DLJ DIVERSIFIED PARTNERS, A.L.P., DLJMB FUNDING II, INC., DLJMB MILLENIUM PARTNERS L.P., DLJMB MILLENIUM PARNTERNS-A, L.P., DLJ EAB PATNERS, L.P, UK INVESTMENT PLAN 1997 PARTNERS, and DLJ FIRST ESC L.L.C, all represented by their proxy, Mr. Henrique Silva Gordo Lang;
      (Extraordinary and Ordinary General Meeting held on April 25, 2000.)

JOSE SALIM MATTAR JUNIOR, ANTONIO CLAUDIO BRANDAO RESENDE, EUGENIO PACELLI MATTAR, FRANCISCO SAVI MATTAR, ARISTIDES LUCIANO DE AZEVEDO NEWTON, TARCISIO PINTO FERREIRA, MESSIAS DA SILVA FILHO, JOSE OLYMPIO DA VEIGA PEREIRA and EDUARDO ALCALAY.

                         Belo Horizonte, April 25, 2000

We hereof certify that the current minute is a faithful copy of the original one, plough in its proper book.

[illegible signature]
Jose Salim Mattar Junior
President

[illegible signature]
Antonio Claudio Brandao Resende
Secretary

Chamber of commerce for the State of Minas Gerais

I certify the register as of May 19, 2000 under the number 2425061 [illegible signature] Augusto Pimenta de Portilho

In behalf of the General Secretary
Docket 201364964

CONSOLIDATED BYLAWS

                                       OF

                            LOCALIZA RENT A CAR S.A.

PART I.- NAME, PRINCIPAL PLACE OF BUSINESS, OBJECT AND DURATION

Article 1. - LOCALIZA RENT A CAR S.A. is a joint-stock Corporation (sociedade anonima), and shall be governed by these Bylaws and by applicable laws and regulations.

Article 2. - The Corporation has its principal place of business and jurisdiction at Avenida Bernardo Monteiro, No. 1563, in the City of Belo Horizonte, State of Minas Gerais. It may open, transfer or close branches, agencies, offices, and any other establishments upon resolution of the Executive Board.

Article 3 - The object of the Corporation is:

(i) the rental of cars, of fleets of cars and their disposal at the end of their useful economic life; (ii) exploitation and licensing of trademarks and franchises in Brazil and overseas"

Article 4.- The Corporation shall endure for an indeterminate period.

Chapter II. - Capital and shares

Article 5. - The share capital of the Corporation is R$99,580,100.00 (ninety-nine million, five hundred and eighty thousand and one hundred reais) divided into 15,360,000 (fifteen million, three hundred and sixty thousand) nonpar common registered shares.

Paragraph 1.- Without any alterations in the rights and restrictions that are inherent in the terms of this article, all the Corporation's shares may be transformed, through deliberation of the Board of Directors, into book-entry shares and remain deposited in the account of o financial institution designated by the Board of Directors in the name of its holders, without the issuance of certificates under the terms of articles 34 and 35 of Law # 6,404 dated 15/12/1976. Shareholders may be charged remuneration stipulated in the third article of the above-mentioned law.

Paragraph 2.- Through Board of Directors authorization the Corporation may redeem its own shares for the purpose of cancellation or for deposit in the treasury for later disposal in accordance with applicable laws and regulations.

Article 6.- The Corporation is hereby authorized to increase its capital, independent of statutory reform, up to an additional 810,000 (eight hundred and ten thousand) nominative preferential shares.

Paragraph 1.- It will be incumbent upon the Board of Directors to deliberate on the issuance of shares within the limits of authorized capital. The issue price will be fixed by the Board of Directors without unjustifiably limiting the participation of current shareholders, since they have the preferential right to subscribe them, considering, solely or jointly: (a) profitability perspectives of the Corporation; (b) the net worth of the share; (c) the share value on the stock market or the organized over-the-counter market, admitted a premium in function of market conditions.

Paragraph 2.- The issuance of shares, debentures or convertible beneficiary parts of shares and subscription bonuses that are sold on the stock market or through public offering, or trading shares in public offerings to gain controlling majority, may disregard the preferential right based on Board of Directors criteria that may concede priority to the shareholders subscription in the offering of one or both types of shares.

Paragraph 3.- Shares may be issued without maintaining a ratio between classes and types.

Paragraph 4.- The issuance of preferential shares is subject to the limits defined by law.

Paragraph 5.- Within the limits of authorized capital and in accordance with a plan approved at a General Meeting, the Corporation may grant shares purchase options to its managers, employees or citizens who render services to the Corporation, or to managers, employees or citizens who render services to companies controlled by the Corporation. In such cases, the preferential right of the shareholders in the granting and exercising of the purchase options is excluded. The Board of Directors must elect a share purchase option plan administrative committee that will create annual share purchase options programs.

Article 7.- Shares are indivisible relating to the Corporation and each common share confers upon its proprietor one vote in the deliberations of the General Meetings.

Article 8.- Preferential shares have the following advantages: (a) priority in receipt of a minimum non-accumulative annual dividend of R$0.01 (one cent of a real) per share: (b) priority in the reimbursement of capital, in case of the Corporation's liquidation, up to the value of the portion of capital represented by these shares; and (c) participation equal to common shares in capital increases deriving from the capitalization of profits or reserves.

Paragraph 1.- Preferential shares are not convertible to common shares and have no voting rights. The voting rights is acquired only if the Corporation does not pay the obligatory minimum dividend in three consecutive terms. The voting rights will continue until the payment of non-cumulative dividends is made.

Paragraph 2.- Through a General Meeting's resolution, the Corporation may create other classes of preferential shares in addition to those already in existence.

Chapter III.- Administration of the Corporation

Article 9.- A Board of Directors and an Executive Board of Directors, assisted by a Advisory Council, will manage the Corporation.

Chapter IV.- Board of Directors

Article 10.- The Board of Directors shall be composed of 9 (nine) members, all shareholders and residents of Brazil. Members will be elected annually by the General Ordinary Meeting and may be reelected. The same General Meeting will designate one elected member to hold the position of Chairman.

Paragraph 1.- The members of the Board of Directors shall be vested in office upon the signature of the instrument of investiture drawn up in the Book of Minutes of the Board of Directors Meetings, and shall remain in office until their successors take office.

Paragraph 2.- The General Meeting shall establish the aggregate compensation of the Board of Directors, who shall allocate such compensation among its members in a meeting.

Article 11.- The Board of Directors has the primordial function of establishing the fundamental guidelines and general orientation for policy and business of the Corporation, as well as verifying and accompanying its performance, it being its special duty to:

(a) manifest itself in advance concerning the presentation, to the General Meeting, of any proposal to amend these Bye-Laws, except if required by law; (b) manifest itself in advance in regard to the presentation, to the General Meeting, of any proposal to alter the corporate line of business; (c) manifest itself in advance in regard to the presentation, to the General Meeting, of a proposal to incorporate or merge the Corporation or its subsidiaries; (d) manifest itself in advance in regard to the acquisition or disposal by the Corporation (or related acquisitions or disposals) of assets, businesses, operations or securities involving a value, higher than R$ 2,000,000.00 (two million Brazilian Reais), on the date of acquisition or disposal, except:

(I) cars bought or sold in the normal course of the Corporation's  business; and
(II) of movement of financial investments for the purpose of cash management within the normal course of business;

(e) manifest itself in advance in regard to the presentation to the General Meeting, of any proposal for liquidation, winding up, self-bankruptcy, composition or similar event, or a request for liquidation, winding up, self-bankruptcy or similar event, of the corporation and/or any of its subsidiaries;

(f) deliberate, within authorized capital and legal competency of the Board of Directors, or manifest itself in regard to the presentation, to the General Meeting, of a proposal for issue, voluntary redemption or repurchase of any security, issued by the Corporation or its subsidiaries (including stock, options, convertible or exchangeable bills, or warrants), by the Corporation or by any of its subsidiaries, or the practice of any act that affects the capital structure of the Corporation or its subsidiaries;

(g) to manifest itself in advance in regard to the assumption or guaranty, by the Corporation or its subsidiaries, of any indebtedness if, after considering the assumption or guaranty of such indebtedness overall, the consolidated indebtedness of the Corporation or its subsidiaries is higher than twice the tangible net worth of the Corporation or its subsidiaries in the latest quarterly balance of the Corporation or subsidiaries;

(h) to manifest itself in advance in regard to the presentation to the General Meeting, of any proposal of declaration, payment or retention of a dividend higher than 25% (twenty five percent) of the adjusted net profit defined in article 189 and following, of Law N(0). 6404/76;

(i) to manifest itself in advance in regard to the presentation, to the General Meeting, of a distribution proposal, by way of bonus or dividend, of any class of securities of the Corporation or its subsidiaries, except as provided in item

(h) above;

(j) to manifest itself in advance in regard to the annual business plan, the annual budget and long term strategic planning of the Corporation and its subsidiaries;

(k) to manifest itself in advance in regard to the execution or amendment of any contract (or related contracts) by the Corporation or its subsidiaries, involving payments by or for the Corporation or any of its subsidiaries, during the term of the contract or amendment, of an amount higher than R$ 2,000,000.00 (two million Brazilian Reais), on the date of execution of the contract or amendment, excepting contracts executed in the normal course of the business relating to:

(I) car rental;
(II) franchising; or
(III) indebtedness and cash management;

(l) choose and dismiss the independent auditors of the Corporation; (m) manifest itself in advance in regard to any operation between the Corporation or its subsidiaries and any stockholder, their affiliates or associates, except (I) operations between the Company and its subsidiaries for purposes of cash management; and (II) operations in strictly commutative conditions and with proper compensating payment with Radio Beep

Telecomunicacoes Ltda. up to the value, on the date of the operation, of R$ 2,000,000.00 (two million Brazilian Reais) per annum;

(n) to manifest itself in advance in regard to the constitution and acquisition of new subsidiaries or associations (including acquisition of other subsidiaries, as well as the disposal of the subsidiaries of the Corporation); and (o) to manifest itself in advance in regard to presentation to the General Meeting, of a proposal for remuneration, benefits and other incentives for the members of the Board of Directors, except in the normal course of business, in a way consistent with previous practices and in accordance with remuneration, benefits or other incentives in force for Brazilian companies whose organization and size are similar to those of the Corporation.

Paragraph 1-for the purposes of the provisions in items (g) and (k) above, indebtedness means: (A) (i) liabilities deriving from loans in cash; (ii)
liabilities   proven  by  bonds,   debentures,   promissory   notes  or  similar
instruments; (iii) liabilities relating to the deferred payment of the acquisition price of goods or services, except for accounts payable arising in the normal course of business; (iv) liabilities related to financial leasing; (v) liabilities relating to amounts that remained due in tax installment payment agreements or similar agreements; (vi) all third party indebtedness guaranteed by a lien on any asset of the Corporation or its subsidiaries; and (vii) all third party indebtedness guaranteed by the Corporation or its subsidiaries;

less (B)
(i) cash, cash deposited in current account and financial investments; and (ii) in regard to the Corporation and its Subsidiaries, loans between the Corporation and its Subsidiaries.

Paragraph 2 - The discretionary amounts set in items (d), (k) and (m) of the heading of Article 11 above will be reviewed and adjusted annually, at an Extraordinary General Meeting.

Article 12.- The Board of Directors shall meet ordinarily every 3 (three) months and extraordinarily whenever necessary, at the Corporation's principal place of business or at any other chosen location. Minutes of such meetings shall be drawn up in the proper book.

Paragraph 1.- Meetings shall be convened by the Chairman of the Board of Directors or by the simple majority of the members of the Board upon prior written notice sent at least 10 (ten) business days in advance, stating the location, date and time of the meeting as well as a summary of the agenda. Resolutions taken in the Board of Directors meetings shall be limited to the agenda as sent to the members of the Board 10 (ten) business days in advance.

Paragraph 2.- The attendance of the majority of the members in office shall be required to instate Board of Directors' meetings and pass valid resolutions. The presence of all members of the Board of Directors shall be necessary to resolve on the issues mentioned in items (a) through (n) of clause 11 above. A member shall be considered present if he/she is represented by his/her alternate or legally appointed representative or if he/she has sent a vote by telex, telegram, facsimile or in any other written form.

Paragraph 3.- Resolutions taken in Board of Directors meetings shall always be taken by majority vote of the members present at such meetings, and the Chairman of the Meeting or his/her alternate or representative shall have the casting vote.

PART V. -EXECUTIVE BOARD

Article 13 - The Management board will be made up of 5 (five) Officers, stockholders or otherwise, all Brazilian residents, elected by the Board of Directors. Of the Officers, one will be designated President, three will be designated Executive Vice-Presidents, and the fifth will be designated Officer for Finances and Investor Relations.

Paragraph 1.- The term of office of the Officers is 1 (one) year, reelection being allowed. At the end of the term of office, the members of the Board of Management will remain in their posts until the new members elected take office.

Paragraph 2.- The Officers will be vested in their posts upon signature of the term of office to be written up in the proper book, while observing the statute of limitations."

Article 14.- The Executive Board shall meet whenever necessary and at least once every 7 [seven] months, under the chairmanship of the Director President or, in his/her absence, of any of the Director Vice President indicated by the Director President.

Paragraph 1.- Executive Board meetings shall always be summoned by the Director President or by the majority of the members of the Executive Board. The presence of a majority of the then existing Directors shall be required to constitute a quorum and permit valid resolutions.

Paragraph 2.- Resolutions of the Executive Board shall be recorded in minutes drawn up in the proper book, and shall be approved by a majority of votes; the chairman of the meeting will have also a casting vote in the case of a tie.

Article 15.- In the event of absence or temporary impairment of any Director, he/she shall appoint, subject to the prior approval of the Director President, from the remaining Directors, an alternate to serve during his/her absence or impairment. The Director's alternate shall carry out all duties and have the same powers, rights and obligations as the substituted Director.

Paragraph 1.- The alternate Director shall have, at the Executive Board meetings, one vote for himself and another vote for the Director he is substituting.

Paragraph 2.- In the event of death, impairment or withdrawal of any Director, the Board of Directors may appoint an alternate or name a new Director, who shall serve for a period not exceeding the term of office of the replaced Director.

Paragraph 3.- In the event of temporary absence or impairment of the Director President, the Director President shall appoint one of the Director Vice Presidents as an alternate to serve during his/her absence or impairment. The Director President's alternate shall carry out all duties and have the same powers, rights and obligations as the Director President.

Article 16.- The Executive Board shall be responsible for the management of the corporate business in general and in so doing shall perform all of the acts necessary or suitable, with the exception of acts, which by law or under these Bylaws, are attributed to the authority of the General Meeting or Board of Directors. Their powers include, but are not limited to, those sufficient to (a) ensure compliance with the law and these Bylaws; (b) ensure compliance with the resolutions taken at General Meetings, Board of Directors' meetings, and at their own meetings; (c) administer, manage, and superintend the corporate business; and (d) issue and approve instructions and in-house regulations deemed useful or necessary.

Paragraph 1.- The Director President shall:

a) perform general supervision and strategic planning for all the Corporation's business; b) coordinate and direct the activities of the other directors in their respective areas of competence; c) perform executive decision-making functions; d) designate whichever director to perform special activities and tasks, independent of those that the director ordinarily performs; and e) summon and preside over Executive Board of Directors meetings.

Paragraph 2.- The executive Director Vice President, and administrative director shall:

a) substitute the Director President in his absence or incapacity when recommended by the Director President; b) assist the Director President in the supervision, coordination, management and administration of activities and businesses of the Corporation and in all tasks to which he is assigned; and c) coordinate, administer, direct and supervise the activities in the areas of human resources, telecommunication systems, legal assistance, corporate communication and fleet acquisition.

Paragraph 3.- The executive Director Vice President, of car fleet rental shall:

a) substitute the Director President in his absence or incapacity when recommended by the Director President; b) assist the Director President in the supervision, coordination, management and administration of activities and businesses of the Corporation and in all tasks to which he is assigned; c) coordinate, administer, direct and supervise the operations related to car fleet rental, encompassing the activities of sales and marketing related to this market segment; and d) coordinate, administer, direct and supervise operations related to the deactivation of fleets.

Paragraph 4.- The executive Director Vice President, car rental director shall:

a) substitute the Director President in his absence or incapacity when recommended by the Director President; b) assist the Director President in the supervision, coordination, management and administration of activities and businesses of the Corporation and in all tasks to which he is assigned; and c) coordinate, administer, direct and supervise operations related to car rental, including the areas of sales and marketing related to this market segment.

Paragraph 5- It behooves the Officer for Finances and Investor Relations to:

a) coordinate, administer, direct and supervise the work of relations with the capital market;

b) represent the Corporation before stockholders, investors, market analysts, the Securities Commission, the Stock Exchanges, the Central Bank of Brazil and all other bodies related to activities carried out on the capital markets, in Brazil and overseas; and

c) coordinate, administer, direct and supervise the accounting and finance areas of the Corporation.

Paragraph 6.- The representation of the Corporation in and out of court, actively or passively, before third parties, whichever public department or federal, state or local authority as well as state owned companies, private and state joint owned companies, and para-state entities, is the sole responsibility of whichever director.

Article 17.- Deeds of any nature, bills of exchange, checks, money orders, contracts and any other documents that create a liability or obligation for the Corporation must be signed either by (a) the Director President jointly with any Director; (b) one Director Vice President, jointly with any other director; (c) by 2 (two) Director Vice Presidents jointly; (d) by the Director President jointly with one attorney in fact, provided that vested with special and specific powers; (e) by one Director Vice President jointly with one attorney in fact, provided that vested with special and specific powers; or (f) by 2 (two) attorneys in fact jointly, provided that vested with special and specific powers.

Sole Paragraph.- The Executive Board may in meeting appoint any Director or authorize the appointment of a third party as an attorney-in-fact to individually perform any act which the Executive Board or any Director is competent to perform, without prejudice to any identical powers or duties granted by these Bylaws or by the Executive Board to the Executive Board itself or to any Director.

Article 18.- Powers of attorney in the name of the Corporation shall always be granted by the Director President and any of the Director Vice Presidents jointly, or by 2 (two) Director Vice Presidents jointly; shall specify the powers granted; and with the exception of Ad-judicia powers, shall be granted for a limited period of at most 13 (thirteen) months.

Article 19.- The acts of any Corporation Director, employee, or attorney in fact, that involve the Corporation in any obligation regarding businesses or operations outside the scope of the object of the Corporation, such as sureties, guarantees, endorsements or any other guarantee on behalf of third parties, are hereby expressly forbidden and shall be deemed to be null and void, and without any effect in relation to the Corporation, except when expressly authorized by the Executive Board in meeting, with due regard for the limits established by the Board of Directors.

PART VI.- ADVISORY COUNCIL

Article 20.- The Board of Directors and the Executive Board shall rely on the support of an Advisory Council composed of 7 (seven) members, shareholders or not, resident in Brazil or abroad, elected by the General Extraordinary Meeting, with a term of office of 1 (one) year and re-election is allowed. The members of the Advisory Council shall not be entitled to any compensation whatsoever.

Paragraph 1.- The Advisory Council shall have a Chairman appointed at the same General Extraordinary Meeting that elected the Advisory Council.

Paragraph 2.- The members of the Advisory Council shall be vested in office by signing the instrument of investiture in the Book of Minutes of the Advisory Council Meetings. The Advisory Council members shall serve until their successors are invested in office.

Article 21.- In the event of absence or temporary impairment of any Director, he/she shall appoint an alternate to serve during his/her absence or impairment. The Director's alternate shall carry out all duties and have the same powers, rights and obligations as the replaced Director. The alternate may be one of the other Advisory Council members, and in this case, shall have one vote for himself and another vote for the alternate Director he is substituting.

Article 22. - In case of vacancy in Advisory Council positions for any reason whatsoever, the Advisory Council shall meet within 10 (ten) days after the event to fulfill such vacant position. The alternate may be any of the other Advisory Council members, and in this case, shall have one vote for himself and another vote for the alternate Director he is substituting.

Paragraph 1.- A General Meeting shall be summoned to fulfill the vacant position on a definitive basis, within 60 (sixty) days of the respective vacancy. The alternate elected hereunder shall serve for the remaining term of Director of the person replaced thereby.

Paragraph 2.- The Advisory Council members appointed or elected hereunder shall carry on all duties and have the same powers, rights and obligations as the replaced member.

Article 23.- The Advisory Council, in its capacity as an entity intended to support the Board of Directors and the Executive Board members of the Corporation, and pursuant to article 160 of Law 6404/97, shall give an opinion, whenever required, on any subject related to the policy and guidelines of the Corporation. The Advisory Council members may attend at the Board of Directors meetings

Article 24.- The Advisory Council shall meet ordinarily once a year, and extraordinarily whenever necessary, at the Corporation's principal place of business or at any other chosen location. The minutes of such meetings shall be draw up in the proper book.

Paragraph 1.- Meetings shall be convened by the Chairman of the Advisory Council, or by any two members thereof, upon prior written notice sent at least 10 (ten) days in advance, stating the place, date and time of the meeting, in first and second calls, as well as a summary of the agenda. Meetings in second call shall take place one (1) hour after the time scheduled for the meeting in first call.

Paragraph 2.- The prior call requirement set forth in the preceding paragraph shall be waived, whenever all members of the Advisory Council are present, or provided that the members expressly consent on such waiver.

Paragraph 3.- The attendance, in first call, of at least 5 (five) members or, one hour later, in second call, the attendance of at least 4 (four) members, shall be required to instate the Advisory Council meetings and pass valid resolutions. A member shall be considered present if he/she is represented by his/her alternate or legally appointed representative, or if he/she has sent a written vote.

Paragraph 4.- The Chairman of the Advisory Council or his/her alternate shall preside over the meetings and shall choose as secretary one of the other members present, or a third party.

Paragraph 5.- Resolutions of the Advisory Council shall always be taken by majority vote of the members present at such meeting, and the Chairman of the Advisory Council or his/her alternate or representative shall have the casting vote.

PART VII. -       GENERAL MEETINGS

Article 25.- General Meetings shall be both ordinary and extraordinary. Annual general meetings shall be held within 4 (four) months after the end of the fiscal year, and General Extraordinary meetings shall be held as often as deemed necessary.

Article 26.- General meetings shall be called by the Chairman of the Board of Directors, as provided for by law, and shall be presided over by a shareholder chosen by majority of votes of those present. The chairman of the meeting shall appoint the secretary of the meeting.

Paragraph 1.- Shareholders may be represented at the General Meetings by an attorney-in-fact, shareholder, manager of the Corporation or lawyer, duly authorized by a power of attorney.

PART VIII.- STATUTORY AUDIT COMMITTEE

Article 27.- The Corporation's Statutory Audit Committee shall only be instated upon request of the shareholders, pursuant to law.

Sole Paragraph.- The members of the Statutory Audit Committee shall remain in office until the next General Meeting of the Corporation.

Article 28.- The Statutory Audit Committee, when in operation, shall be composed of five (5) effective members, all resident in Brazil, alien to the Corporation's management, and the same number of alternates. The operation of the Statutory Audit Committee and the compensation, authority, duties and liabilities of its members shall comply with prevailing legislation.

PART IX. - FISCAL YEAR, PROFITS AND DIVIDENDS

Article 29.- The Corporation's fiscal year shall begin on January 1st and end on December 31st each year. At the end of each fiscal year, the financial statements shall be drawn up in accordance with applicable laws.

Article 30.- The Corporation's net profits, after hearing the Statutory Audit Committee if in operation, and after the deductions provided by the Corporation's bylaws and the applicable law, shall be applied as resolved on by the General Meeting.

Paragraph 1.- Shareholders are assured the right to receive a annual dividend of not less than 25% (twenty-five percent) of the net profit of the year, increased or reduced by the following amounts: (a) the legal reserve; (b) contingency reserves and reversion of these same reserves formed in previous years; and (c) realizable profits transferred to the respective reserve and profits previously recorded in this reserve and realized during the year.

Paragraph 2.- The Corporation may pay or credit interests as its own capital remuneration, calculated on the accounts of the net worth, observing always the interest rates and the limits established in the legislation in force. The amounts paid to the shareholders as interests on its own capital shall be deducted from the minimum obligatory dividend. As decided by the General
Meeting, the amount of the interests may be credited and paid to the shareholders and later incorporated to the Corporation's capital instead of being distributed and paid.

Article 31.- By resolution of the Board of Directors, the Corporation may draw up semi-annual and interim balance sheets and pay dividends from profits ascertained on these balance sheets or accrued profits, pursuant to law.

PART X.- LIQUIDATION

Article 32.- The Corporation shall be liquidated when required by law; a general meeting shall determine the manner of liquidation and appoint the liquidator and the Statutory Audit Committee that shall officiate during the period of liquidation.

PART XI.- FINAL PROVISIONS

Article 33.- In the event of any omission or doubt hereunder, the legal provisions in force shall prevail.

Updated until the Minutes of the General Ordinary and Extraordinary Meeting held on April 18th., 2000, at 10:00 a.m. hours, now in registration phase.


[illegible signature]
Jose Salim Mattar Junior
Director President

[illegible signature]
Antonio Claudio Brandao Resende
Executive Director Vice President

[illegible signature]
Eugenio Pacelli Mattar
Executive Director Vice President

[illegible signature]
Flavio Brandao Resende
Executive Director Vice President

[illegible signature]
Roberto Antonio Mendes
Director of Finances and Market Relations

Chamber of Commerce for the State of Minas Gerais

I certify the register on May 25th., 2000 under number 2427513

[illegible signature]
Augusto Pimenta de Portilho
In behalf of the General Secretary

Docket 201 364930 Total Fleet S.A.

                            (wholly owned subsidiary)

              General Taxpayers' Register No.: 02.286.479/0001-08
                               NIRE: 3130001301-4

      Minutes of the Extraordinary General Meeting held on January 31, 1999

Date, Time and Place: January 31st 1999, at 10 a.m. at the head office, located at Avenida Bernardo Monteiro, 1563, City of Belo Horizonte, State of Minas Gerais.

Present: stockholder representing the entire capital stock, namely: Localiza Rent A Car S.A. (hereinafter referred to as "Localiza"), represented by its directors, Messrs. Jose Salim Mattar Junior and Flavio Brandao Resende.

Head Table: Chairman: Eugenio Pacelli Mattar; Secretary: Antonio Claudio Brandao Resende.

Convocation: Dispensed with under the terms of Paragraph 4 of Article 124 of Law no. 6.404/76.

Order of the Day:

(i) Deliberate concerning increase in capital stock in the amount of R$ 38,500,000.00 (thirty eight million five hundred thousand Brazilian Reais), of which R$ 37,899,533.85 (thirty seven million, eight hundred and ninety nine thousand five hundred and thirty three Brazilian Reais, and eighty five centavos) are to be paid up upon capitalization of debt with the stockholder LOCALIZA, arising from the Sales Contract of Vehicles with Assumption of Debt, executed between the Corporation and the stockholder LOCALIZA, on January 1, 1999, and R$ 600,466.15 (six hundred thousand four hundred and sixty six Brazilian Reais and fifteen centavos) to be paid up in legal currency of Brazil in up to 90 (ninety) days, with the consequent issue of new shares of nominative common stock, amending article 5 of the Bye-Laws, which will be filed after the amendment, separately from these minutes.

Deliberations Taken by the Sole Stockholder:

(i) Increase in capital stock in the amount of R$ 38,500,000.00 (thirty eight million five hundred thousand Brazilian Reais), of which R$ 37,899,533.85 (thirty seven million eight hundred and ninety nine thousand five hundred and thirty three Brazilian Reais and eighty five centavos) are subscribed and paid up by the stockholder LOCALIZA upon capitalization of a credit right against the Corporation in favor of the stockholder LOCALIZA, arising from the Sales Contract of Vehicles with Assumption of Debt (hereinafter referred to as "Contract"), executed between the Company and LOCALIZA on January 1, 1999, and R$ 600,466.15 (six hundred thousand, four hundred and sixty six Brazilian Reais and fifteen centavos) to be paid up in legal tender of Brazil in up to 90 (ninety) days, with the subsequent issue of 38,500.00 (thirty eight and five hundred thousand) new shares of common nominative stock on behalf of LOCALIZA. In this way, alteration is made of article 5 of the Bye-Laws, which will now have the following wording:

"Article  5 - The  capital  of the  Company is R$  75,000,000.00  (seventy  five
million  Brazilian  Reais)  divided  into  75,000,000   (seventy  five  million)
nominative shares of common stock, with no par value.

Sole Paragraph.- The stockholders have preference for subscription of new shares for increase in the Company's capital to the extent of the shares already owned previously".

The stockholder LOCALIZA hereby offers the Company, the fullest, most complete and general, irrevocable and undeniable quittance concerning the debt assumed in the said Contract, hereby capitalized.

The stockholder further approves the filing of the Consolidation of the Bye-Laws, separately from this instrument.

Adjournment of the Business and Drawing up of the Minutes: there being nothing else on the order-of-the-day, anyone who wished to speak was invited to take the floor, and as no one did, the business was adjourned for as long as necessary for these minutes to be drawn up by magnetic means. On reopening of the session, these minutes were read, checked, approved and signed.

Belo Horizonte, January 1, 1999.

"We certify that this is a true copy of minutes drawn up in the proper book".

[Illegible Signature]
Eugenio Pacelli Mattar
Chairman

{Illegible Signature]
Antonio Claudio Brandao Resende
Secretary

Stockholder Present:
For Localiza Rent a Car S.A.

[Illegible signature]
Jose Salim Mattar Junior
Chairman

[Illegible Signature]
Flavio Brandao Resende
Vice Chairman

Seal

Board of Trade of the State of Minas Gerais I certify the register on March 3, 1999 under number 1732787

Augusto Pimenta de Portilho
On behalf of the General Secretary

Docket: 990557278

                                Total Fleet S.A.
              General Taxpayers' Register Number 02.286.479/0001-08
Subscription Bulletin for the capital stock passed by the Extraordinary General Meeting, held on January 31, 1999, amounting to R$ 38,500,000.00 (thirty eight million, five hundred thousand Brazilian Reais), issuing 38,500,000 (thirty eight million five hundred thousand) shares of nominative common stock with no face value.

Name, Address and Nationality of stockholder

a.-Localiza Rent a Car S.A., a limited company with head office at Av. Bernardo Monteiro, 1563, city of Belo Horizonte, State of Minas Gerais, enrolled under Corporate General Taxpayers' Register No. 16.670.085/0001-55.

Jose Salim Mattar Junior
Chairman
[illegible signature]

Flavio Brandao Resende
Vice Chairman
[Illegible signature]

No. of Shares of Common Stock Subscribed

38,500,000

Value of Shares of Common Stock Subscribed

38,500,000.00

Value Paid Up (R$)

37,899,533.85

Value to be Paid Up (R$)

600,466.15

Form of Payment

Credit Rights, and in Cash.

Belo Horizonte, January 31, 1999
[Illegible signatures]
Eugenio Pacelli Mattar - Chairman

Antonio Claudio Brandao Resende - Secretary

                                Total Fleet S.A.

              General Taxpayers' Register No.: 02.286.479/0001-08
                               NIRE: 3130001301-4

Minutes of the Ordinary and Extraordinary General Meeting held on March 30, 1999

Date, Time and Place: March 30th 1999, at 2 p.m. at the head office, located at Avenida Bernardo Monteiro, 1563, City of Belo Horizonte, State of Minas Gerais.

Present: stockholders representing the entire capital stock, namely: Localiza Rent A Car S.A., represented by its directors, Messrs., Jose Salim Mattar Junior and Flavio Brandao Resende.

Head Table: Chairman: Eugenio Pacelli Mattar; Secretary: Antonio Claudio Brandao Resende.

Convocation: Dispensed with under the terms of Paragraph 4 of Article 124 of Law no. 6.404/76.

Order of the Day:

(i) Approve the dismissal of the members of the Board of Management; (ii) Approve election and investiture of the members of the Board of Management;
(iii) Approve the amount of the remuneration of the Board of Management; (iv) Approve the Accounting statements for the 1998 financial year;

(v) Approve the  appointment  of the Company  Arthur  Andersen S/C Ltda.  as the
independent   auditing   company   responsible   for  examining  the  accounting
statements.

Deliberations Taken Unanimously:

(i), (ii) Dismissed from their posts on this date, the Officers of the Company were reelected and empowered, also hereunder, in order to exercise their posts in the period comprised between this Meeting and the Ordinary General Meeting to be held in the year 2000, as provided for in the Bye-Laws, to wit:

- For the post of President, Mr. Jose Salim Mattar Junior, Brazilian, judicially separated, entrepreneur, bearer of Identity Card no. M-1.653.965 and Individual Taxpayers Register No. 071.823.766-87, resident and domiciled at Avenida Jose do Patrocinio Pontes no. 1600, Bairro Mangabeiras, Belo Horizonte - MG;

- For  the  post  of  Vice  President,  Mr.  Antonio  Claudio  Brandao  Resende,
Brazilian, married, entrepreneur, identity card no. M-578.679 and Individual Taxpayers' Register No. 076.364.666-00, resident at Rua Aldo Casilo, no. 21, Bairro Mangabeiras, Belo Horizonte - MG;

- For the post of Vice President, Mr. Eugenio Pacelli Mattar, Brazilian,, judicially separated, entrepreneur, bearer of Identity Card no. MG-4.491 and Individual taxpayers' Register No. 130.057.586-72, resident and domiciled at Rua Santa Maria de Itabira, no 211 - apt. 1300, Bairro Carmo Sion, Belo Horizonte - MG;

- For the post of Vice President, Mr. Flavio Brandao Resende, Brazilian, a bachelor, of legal age, an entrepreneur, bearer of Identity Card no. M-4.661 and Individual Taxpayers' Register No. 186.119.316-53f, resident and domiciled at Rua da Bahia, no. 2577, apt.. 601, Bairro Lourdes, Belo Horizonte - MG.

(iii) Remuneration for the Board of Management was approved, by way of fees, in the amount of R$ 2,200,000.00 (two million two hundred thousand Brazilian Reais) for the period comprised up to the holding of the next Ordinary General Meeting;

(iv) the financial statements for the year ending December 31, 1998 were submitted for appreciation and formally approved, without reservations, reserves or restrictions, including the provisions in article 134 paragraph 3 of Law 6.404/76;

(v) Unanimous approval was given to the appointment of Arthur Andersen s/C Ltda. as the auditing firm responsible for the examination of the company's financial statements;

Adjournment of the Meeting and Drawing up of the Minutes: There being nothing else on the order-of-the-day, anyone who wished to speak was invited to take the floor, and as no one did so, the meeting was adjourned for as long as was needed to draw up these minutes by magnetic means. On reopening of the session, these minutes were read, checked, approved and signed.

Stockholder present: Localiza Rent a Car S.A., represented by its directors Salim Mattar Junior and Flavio Brandao Resende.

"We certify that this is a true copy of minutes drawn up in the proper book".

[Illegible Signature]
Eugenio Pacelli Mattar
Chairman

{Illegible Signature]
Antonio Claudio Brandao Resende
Secretary

Stockholder Present:
For Localiza Rent a Car S.A.

[illegible signature]
for Jose Salim Mattar Junior
Chairman

[Illegible Signature]
for Flavio Brandao Resende
Vice Chairman

Seal

Chamber of Commerce for the State of Minas Gerais

I certify the register on April 12, 1999 under no.: 1748224

Augusto Pimenta de Portilho
On behalf of the General Secretary

Docket: 990881971                  AGE-30-03-99

                   TOTAL FLEET S.A. (wholly-owned subsidiary)
                           CNPJ/MF: 02.286.479/0001-08

                               NIRE: 3130001301-4

                   Minute of the Extraordinary General Meeting

                            as of November 30, 1999.

Date, time, place: November 30, 1999, at 11:00 a.m., at the Company's hearquarter located at Av. Bernardo Monteiro, n(0): 1563-partially, in the city of Belo Horizonte, State of Minas Gerais;

Attendance: With the Shareholders that represent the totality of the Capital Stock of the Company, that is: LOCALIZA RENT A CAR S.A, represented by its Directors Mr. Jose Salim Mattar Junior and Flavio Brandao Resende.

Head: President Mr. Eugenio Pacelli Mattar, Secretary Mr. Antonio Claudio Brandao Resende.

Call: the press call was waived in accordance toss.4(0), of article 124 of the Law n(0)6.404/76.

Issues: i) To deliberate over the Capital Increase in the amount of R$ 1.870.000,00 (one million, eight hundred and seventy thousand Reals) paid through the capitalization of credits from interest on net worth of the shareholder LOCALIZA RENT A CAR S.A, with following amendment of the article 5 of the Bylaws; ii) To deliberate over the amendment of the article 24 of the Bylaws, in order to insert the foreknowledge for possible payments through interest on net worth, so as to follow the amendments insert through the Law 9.249/95, and its subsequent amendments;

Deliberations of the
Sole shareholder:
It was approved the Capital Increase in the amount of R$ 1.870.000,00 (one million, eight hundred and seventy thousand Reals) which was subscribed and paid by the shareholder LOCALIZA RENT A CAR S.A through the capitalization of the debts of the Company in favor of the shareholder LOCALIZA RENT A CAR S.A, derived from interest on net worth, through the appliance of the Law 9.249/95 and amendments insert through the article 78 of the Law 9.430/96. The hereof capitalization shall imply in the amendment of the article 5 of the Bylaws, which shall then have the following content:

Article 5(0): The Capital Stock of the Company is of R$ 76.870.000,00 (seventy six millions eight hundred and seventy thousand Reals) divided in 75.000.000 (seventy five million) common nominative shares, with no nominal value.

Sole Paragraph - the shareholders have the preemptive right to subscribe new shares as Capital Increase, prorate to their previously owned shares.

The shareholder LOCALIZA RENT A CAR S.A presents to the Company an irrevocable acquittance over the credits as of 12.31.99, herewith capitalized.

iii) It was approved, with no without reservation nor restrictions to the attendants, the amendment of the article 24 of the Bylaws, in order to insert the foreknowledge for possible payments through interest on net worth, based on the Law in force, which shall then have the following content:

Article 24 - the net profit calculated in each fiscal year, after the legal deductions, shall be addressed in accordance to the deliberation of the General Meeting, hearing the Advisory Council, if there is one. ss. 1(0) - The shareholders shall have the preemptive right to receive na annual dividend not lower than 25% (twenty five percent) over the net profit of the fiscal year, deducted or added to the following values: (a) a quota for the legal reserve;
(b) an amount for contingency reserve, and reversion of the same reserves formed in prior fiscal years; and (c) profits to be realized that were transferred to the reserve account, and prior earnings that were registered in this reserve which were realized within the current fiscal year;

ss. 2(0) - The Company shall pay or credit the remuneration as interest on net worth, calculated over the equity, following the rate and under the limit of the Fiscal Legislation. The amount paid to the shareholders as interest on net worth shall be deducted from the Compulsory minimum dividend. It shall be up to the General Meeting whether credit and paid to the shareholders or credit to the shareholders and later incorporate Capital, instead of distributing and paying it.

Closing and writing up of the minute:

With no further deliberation to be held, Mr President conceded to anybody who wanted to do so, the right to speak, and, since nobody did so, the session was then closed, and the herein minute was plough in a magnetic disc, for further transcription in the proper book, which, after read and approved, was signed by all.

We hereof certify that the current minute is a faithful copy of the original one, plough in its proper book.

Belo Horizonte, November 30, 1999

[illegible signature]
Eugenio Pacelli Mattar
President

[illegible signature]
Antonio Claudio Brandao Resende
Secretary

Shareholder present:

[illegible signature]
Jose Salim Mattar Junior
President  Director

[illegible signature]
Flavio Brandao Resende
Vice President Director

Chamber of commerce for the State of Minas Gerais

I certify the register as of February 7, 2000 under the number 1876426 [illegible signature] Augusto Pimenta de Portilho

In behalf of the General Secretary
Docket 200375679

                                TOTAL FLEET S.A.
                           CNPJ/MF: 02.286.479/0001-08

                               NIRE: 3130001301-4

                   Minute of the Extraordinary General Meeting

                            as of December 31, 1999.

Date, time, place: December 31, 1999, at 11:00 o'clock, at the Company's hearquarter located at Av. Bernardo Monteiro, n(0): 1563-partially, in the city of Belo Horizonte, State of MG;

Attendance: With the Shareholders that represent the totality of the Capital Stock of the Company, that is: LOCALIZA RENT A CAR S.A, represented by its Directors Mr. Jose Salim Mattar Junior and Flavio Brandao Resende.

Head: President Mr. Eugenio Pacelli Mattar, Secretary Mr. Antonio Claudio Brandao Resende.

Call: the press call was waived in accordance toss.4(0), of article 124 of the Law n(0)6.404/76.

Issues: i) To deliberate over the Capital Increase in the amount of R$ 28.150.000,00 (twenty eight millions, a hundred and fifty thousand Reals) paid through the capitalization of:
|X| Credit from interest on net worth of the shareholder LOCALIZA RENT A CAR S.A; |X| Credits over advances for future Capital Increase from the shareholder LOCALIZA RENT A CAR S.A ii) To amend the article 5 of the Bylaws;

iii) To approve the filing of the Bylaws Consolidation.



Deliberations of the
Sole shareholder:
i) It was approved the Capital Increase in the amount of R$ 28.150.000,00 (twenty eight millions, a hundred and fifty thousand Reals) paid through the capitalization of:

|X| R$ 680.000,00 (six hundred and eighty thousand Reals) as credits from interest on net worth, through the appliance of Article 9(0) of the Law 9249/95 and amendments insert through the article 78 of the Law 9430/96, as of December 31, 1999;

|X| R$ 27.470.000,00 (twenty seven million four hundred and seventy Reals) as credits over advances for future Capital Increase from the shareholder LOCALIZA RENT A CAR S.A, which was, up to the present time, posted as "advances for future Capital Increase", and, hereby are converted in Capital Stock through the subscription of 27.470.000 (twenty seven million four hundred and seventy) new common shares, with no nominal value, all nominative to LOCALIZA RENT A CAR S.A.

ii) After the approval of the capitalization, the article 5(0) of the Bylaws shall have the following content:

Article 5(0): The Capital Stock is of R$ 105.020.000,00 (a hundred and five million and twenty thousand Reals) divided in 102.470.000 (a hundred and two million, four hundred and seventy thousand) common nominative shares, with no nominal value.

Sole Paragraph - the shareholders have the preemptive right to subscribe new shares as Capital Increase, prorate to their previously owned shares.

The shareholder LOCALIZA RENT A CAR S.A presents to the Company an irrevocable acquittance over the credits of interest on net worth as of 12.31.99, as well as over the credits from advances for future Capital Increase registered in the fiscal year of 1999, herewith capitalized.

iii) The shareholders, after amending and approving the present session, decided to separately file the consolidation of the Bylaws that shall be in force from this date.

Closing and writing up of the minute:

With no further deliberation to be held, Mr President conceded to anybody who wanted to do so, the right to speak, and, since nobody did so, the session was then closed, and the herein minute was plough in a magnetic disc, for further transcription in the proper book, which, after read and approved, was signed by all.

We hereof certify that the current minute is a faithful copy of the original one, plough in its proper book.

Belo Horizonte, December 31, 1999

[illegible signature]
Eugenio Pacelli Mattar
President

[illegible signature]
Antonio Claudio Brandao Resende
Secretary

Shareholder present:

[illegible signature]
Jose Salim Mattar Junior
President  Director

[illegible signature]
Flavio Brandao Resende
Vice President Director

Chamber of commerce for the State of Minas Gerais

I certify the register as of February 7, 2000 under the number 1876423 [illegible signature] Augusto Pimenta de Portilho

In behalf of the General Secretary
Docket 200375831

                               CONSOLIDATED BYLAWS

                                       OF

                                TOTAL FLEET S.A.

PART I.- NAME, PRINCIPAL PLACE OF BUSINESS, OBJECT AND DURATION

Article 1. - TOTAL FLEET S.A. is a joint-stock Company (sociedade anonima), and shall be governed by these Bylaws and by its applicable laws and regulations. Sole Paragraph - The Company is a wholly-owned subsidiary of Localiza Rent a Car S.A ("Localiza")

Article 2. - The Company has its headquarters and venue at Avenida Bernardo Monteiro, No. 1563, in the City of Belo Horizonte, State of Minas Gerais. It may open, transfer or close branches, agencies, offices, and any other establishments upon resolution of the Executive Board.

Article 3 - The object of the Company is the rental and/or management fleets of cars;

Article 4.- The Company shall endure for an indeterminate term.

Chapter II. - Capital and shares

Article 5. - The share capital of the Company is R$105,020,000.00 (a hundred and five million and twenty thousand Brazilian Reais) divided into 102,470,000,000 (a hundred and two million, four hundred and seventy thousand Brazilian Reais) nonpar common registered shares.

Sole Paragraph - Following the ratio of the shares previously owned, the shareholders of Localiza shall have the preemptive right to: (i) buy shares of the Capital Stock whenever Localiza decides to sell it, partially or not; and
(ii) subscribe a Capital Increase of the Company, whenever Localiza decides to admit other shareholders.

Article 6.- The shares shall be represented by multiple or single notes, which shall be signed by 2 (two) directors. All the expenses for separating it into parts or for substituting the securities for shares shall be of the responsibility of the shareholders.

Article 7.- The shares are indivisible for the Company and each common share shall confer to its owner one vote in the deliberations of the General Meetings.

Chapter III.- Administration of the Company

Article 8.- The company shall be managed by a Board of Directors.

Article 9.- The Board of Directors shall be composed of a minimum of 4 (four) members, and a maximum of 9 (nine) Directors, who could be shareholders or not, annually elected by the Ordinary General Meeting. Among the elected, the same General Meeting shall point out a member to held the position of President Director and other three members to held the position of Vice-President Directors. All the remaining Directors shall not have a specified designation.

Paragraph 1.- The Directors mandate is of 1 (one) year, whereas for possible reelection. At the end of the office term, the members of the Board of Directors shall remain in their positions until the new elected members take over.

Paragraph 2.- The General Meeting shall set the global remuneration amount of the members of the Board of Directors who shall allocate such amount among its members in a meeting.

Article 10.- The Executive Board shall coven whenever necessary but at least once a year Ordinarily, at the head-office of the Company or at any other previously chosen location. The Meetings shall be held under the chairmanship of the President Director or, in his/her absence, of any of the Vice President Director indicated by the President Director. The minutes shall be transcript and filed at the Company's head-office.

Paragraph 1.- The executive Board meetings shall always be called by the President Director or by the plurality of the members of the Board of Directors.

Paragraph 2.- Every Director shall have the right of one vote in the Meeting, the deliberations shall be approved by the majority of votes, whereas the chairman of the meeting shall have the casting vote in the case of equality.

Article 11.- In the event of absence or temporary impairment of any Director, he/she shall appoint, subject to the prior approval of the President Director, among the remaining Directors, a proxy during his/her absence or impairment. The proxy shall carry out all his/her duties and have the same powers, rights and obligations as its represented Director.

Paragraph 1.- The proxy shall vote, at the Executive Board meetings, for himself and for the Director he is representing.

Paragraph 2.- In case of death, impairment or withdrawal of any Director, the Board of Directors may appoint a proxy, whereas stating his/her mandate which shall not exceed the term of office of the represented Director.

Paragraph 3.- In the event of temporary absence or impairment of the President Director, he/she shall appoint one of the Vice President Directors as a proxy to coven during his/her absence or impairment. The proxy shall then carry out all duties and have the same powers, rights and obligations as the represented Director.

Article 12.- The Executive Board of Directors shall manage the corporate business in general whereas performing all of the necessary or suitable acts, except for those which, in accordance with the law hereof under these Bylaws, are attributed to the authority of the General Meeting. Their powers include, not limited to, among others

 a) to ensure the compliance  with the law and these Bylaws;
 b) to ensure the compliance of the deliberations held at the General Meetings, and at their own meetings;
 c) to administer,  manage, and superintend the corporate  business;  and
 d) to issue and approve instructions and in-house regulations deemed useful or necessary.

Paragraph 1.- The President Director shall:

a) perform an overall supervision and the strategic planning for all the Company's businesses; b) coordinate and orient the activities of the other directors within their respective areas of competence; c) perform executive decision-making functions; d) designate whichever director to perform special activities and tasks, besides those that he/she ordinarily performs; and e) call out, install and preside the Executive Board of Directors' meetings.

Paragraph 2.- The executive Vice President Director shall:

a) substitute the President Director in his absence or incapacity whenever recommended by the President Director; b) assist the President Director within the supervision, coordination, management and administration of the activities and of the businesses of the Company as well as for all the tasks to which he/she is assigned;

Paragraph 3. Every single Director holds the responsibility to represent the Company in or out of a court of law, actively or passively, before third parties, any public department or federal authority, state or local authority as well, autarchies, mixed capital companies, and quasi-public organizations.

Article 13.- The deeds of any nature, bills of exchange, checks, money orders, contracts and any other documents that implies in liability or obligation to the Company must be signed either by (a) the President Director jointly with any other Director; (b) one Vice President Director, jointly with any other director; (c) by 2 (two) Vice President Directors jointly; (d) by the President Director jointly with a proxy vested with special and expressed powers; (e) by one Vice President Director jointly with one proxy vested with special and expressed powers; or (f) by 2 (two) proxies jointly, vested with special and expressed powers.

Sole Paragraph.- The Executive Board of Directors shall appoint in a meeting any Director or authorize the appointment of a third party as a proxy to individually perform any act of competence of the Executive Board or of a sole Director, whereas harmless to any identical power or duty stated by these Bylaws to the Executive Board itself or to a sole Director.

Article 14.- Letters of attorney under the Company's name shall always be signed by the President Director and any of the Vice President Directors jointly, or by 2 (two) Vice President Directors jointly, stating the granted powers; except for the ones that grant judicial powers, they shall be granted for a limited term of 13 (thirteen) months.

Article 15.- It is considered expressly forbidden, and therefore null, the acts of any Company Director, employee, or proxy, that involves the Company in any liability related to the businesses or operations outside the scope of corporate purpose, such as sureties, guarantees, endorsements or any other guarantee on behalf of third parties, are hereby expressly forbidden and shall be deemed to be null and void, and without any effect towards the Company, except when expressly authorized by the Executive Board of Directors in meeting, following the due limits established by the Board of Directors.

PART IV. -    GENERAL MEETINGS

Article 16.- The General Meetings shall be both ordinary and extraordinary. The Ordinary General meetings shall be held within 4 (four) months after the end of the fiscal year, and General Extraordinary meetings shall be held as often as deemed necessary.

Article 17.- The General meetings shall be called by the President of the Board of Directors, in accordance and within the terms provided by law, and shall be presided by a shareholder chosen by the majority of votes of the attendants. The President of the meeting shall appoint the secretary of the meeting.

Sole Paragraph - Shareholders may be represented at the General Meetings by a proxy, shareholder, manager of the Company or lawyer, duly authorized by a letter of attorney.

Article 18 - The General Meeting have the primordial function to establish the fundamental guidelines and the general orientation of the policy and of the businesses of the Company, as well as to verify and follow up its performance, and, besides what is supposed in accordance with the Law:

(a) to deliberate over any proposal to amend these Bylaws;
(b) to deliberate over any corporate purpose amendment, or over any involvement of the Company in any other business; (c) to elect and remove from office the member of the Board of Directors and of the statutory audit committee; (d) to deliberate over the incorporation, merger or transformation of the company's subsidiaries or associations; (e) to deliberate over the incorporation, merger or transformation of the Company or of its subsidiaries; (f) to approve the acquisition or disposal by the Company (or related acquisitions or disposals) of assets, businesses,operations or equity securities that shall involve any value higher than R$ 2000,000.00 (two million Brazilian Reais), at the time of the acquisition or disposal, except:

(i) for cars bought or sold within the normal course of the Company's business; and (ii) for financial investment moves for cash management within the normal course of the business; (g) to deliberate over the liquidation, wind up, self-bankruptcy, composition or similar occurrence, or of any request for liquidation, wind-up, self-bankruptcy or similar occurrence, to the company and/or to its subsidiaries; (h) to approve, within the authorized capital and the competency of the Administration Council, or to pronounce over the presentation to the General Meeting of a proposal for issuance, voluntary redemption or repurchase of any security issued by the Company or by its subsidiaries (including stock, options, convertible or exchangeable bills, or warrants), or over the practice of any act that may effect the capital structure of the Company or its subsidiaries; (i) to deliberate over the assumption or guaranty, by the Company or by its subsidiaries of any indebtedness if after considering the assumption or guaranty of such indebtedness the consolidated indebtedness of the Company or its subsidiaries is higher than twice as much the tangible net worth of the Company or its subsidiaries at the time of the latest quarterly balance of the Company or subsidiaries; (j) to approve any proposal for notice, payment or retention of a dividend higher than 25% (twenty five percent) of the adjusted net profit defined in article 189 and subsequent, of Law N(0). 6404/76; (k) to approve a distribution proposal as bonus or dividend, of any class of securities of the Company or its subsidiaries, except for what is set in the item (j) above; (l) to approve the annual business plan, the annual budget and over the long term strategic plan of the Company and of its subsidiaries; (m) To set a global remuneration for the Board of Directors and its distribution among its members through the setting of fees, benefits and other incentives for the members of the Board f Directors as well as approve any change in fees, benefits and other existing incentive plans (n) to deliberate over the execution or amendment of any contract (or related contracts) signed by the Company or by its subsidiaries, involving payments by or to the Company or its subsidiaries, during the term of the contract or amendment, of an amount higher than R$ 2,000,000.00 (two million Brazilian Reais), on the date of signature of the contract or amendment, except for contracts held for the normal course of the business that are related to: (i) car rental; (ii)indebtedness and cash management;

(o) to choose or dismiss the independent auditors of the Company; (p) to approve any operation between the Company or its subsidiaries and any stockholder, nor affiliates or associates, except for:

(i) operations between the Company and its controlling company Localiza Rent a Car S.A for purposes of cash management; and (ii) operations in strictly commutative conditions and with proper compensating payment with Radio Beep Telecomunicacoes Ltda. up to the value, on the date of the operation, of R$ 2,000,000.00 (two million Brazilian Reais) per annum; (iii) operations in strictly commutative conditions and with proper compensating with its controlling company and the other affiliated and associated; (q) to elect and remove from office liquidators, in case of dissolution and liquidity of the Company.

Paragraph  1-for the  purposes  of what is  stated  in items (i) and (n)  above, indebtedness means: (A) (i) liabilities arisen from loans in cash; (ii) liabilities arisen from bonds, debentures, promissory notes or similar instruments; (iii) liabilities arisen from the deferred payment of the acquisition price of goods or services, except for accounts payable for the normal course of business; (iv) liabilities related to financial leasing; (v) liabilities arisen from imminent debts within agreements for tax installment payment or similar; (vi) all third party indebtedness guaranteed by a lien over any asset of the Company or its subsidiaries; and (vii) all third party indebtedness guaranteed by the Company or its subsidiaries;

except for (B)
(i) cash, cash deposited in current account and financial investments; and (ii) regarding to the Company and its Subsidiaries, loans between the Company and its Subsidiaries.

Article 19 - The deliberations of the General Meeting shall be transcript to a proper book and shall be held with the majority of votes, for each common shall corresponds to one vote.

PART VIII.- STATUTORY AUDIT COMMITTEE

Article 20.- The Company's Statutory Audit Committee shall only be instated upon request of the shareholders, pursuant to law.

Sole Paragraph.- The members of the Statutory Audit Committee shall remain in office until the following General Meeting of the Company.

Article 21.- The Statutory Audit Committee, when in operation, shall be composed by five (5) effective members, and the same number of alternates, all resident in Brazil, alien to the Company's management. The operation of the Statutory Audit Committee and the compensation, authority, duties and liabilities of its members shall comply with prevailing legislation.

PART VI. - FISCAL YEAR, PROFITS AND DIVIDENDS

Article 22.- The Company's fiscal year shall begin on January 1st and end on December 31st every year. At the end of each fiscal year, the financial statements shall be transcript in accordance with applicable laws.

Article 23.- The Company's net profits of each fiscal year, after the legal deductions, shall have the destination deliberated by the General Meeting, after hearing the Statutory Audit Committee if under operation.

Paragraph 1.- To the Shareholders are assured the right to perceive a annual dividend of not less than 25% (twenty-five percent) of the net profit of the year, increased or reduced by the following amounts: (a) the legal reserve; (b) contingency reserves and reversion of these same reserves formed in previous years; and (c) realizable profits transferred to the respective reserve and profits previously recorded in this reserve and realized during the year.

Paragraph 2.- The Company may pay or credit interests as its own capital remuneration, calculated on the accounts of the net worth, observing always the interest rates and the limits established in the legislation in force. The amounts paid to the shareholders as interests on its own capital shall be deducted from the minimum obligatory dividend. As decided by the General
Meeting, the amount of the interests may be credited and paid to the shareholders and later incorporated to the Company's capital instead of being distributed and paid.

Article 24.- By resolution  of the Board of  Directors,  the Company may provide
semi-annual   and  interim   balance  sheets  and  pay  dividends  from  profits
ascertained on these balance sheets or accrued profits, pursuant to law.

PART VII.- LIQUIDATION

Article 25.- The Company shall be liquidated when required by law; a general meeting shall determine the manner of liquidation and appoint the liquidator and the Statutory Audit Committee that shall officiate during the period of liquidation.

PART VIII.- FINAL PROVISIONS

Article 26.- In the event of any omission or doubt hereunder, the legal provisions in force shall prevail.

Updated until the Minutes of the General Ordinary and Extraordinary Meeting as of December 31, 1999, at 11:00 a.m. hours, now under registration phase at The Chamber of Commerce for the State of Minas Gerais.

[illegible signature]
Jose Salim Mattar Junior

President Director

[illegible signature]
Antonio Claudio Brandao Resende

Executive Vice President Director

[illegible signature]
Eugenio Pacelli Mattar

Executive Vice President Director

[illegible signature]
Flavio Brandao Resende

Executive Vice President Director

Chamber of Commerce for the State of Minas Gerais

I certify the register as of February 7, 1999 under the number 1876425

[illegible signature]
Augusto Pimenta de Portilho
In behalf of the General Secretary

Docket 200375849

/winword/Localiza/Bylaws-dawn-2

                                TOTAL FLEET S.A.
                           CNPJ/MF: 02.286.479/0001-08

                               NIRE: 3130001301-4

            Minute of the Extraordinary and Ordinary General Meeting as of April 25, 2000.

Date, time, place: April 25, 2000, at 14:00 hours, at the Company's hearquarter located at Av. Bernardo Monteiro, n(0): 1563, in Belo Horizonte-MG;

Attendance: With the Shareholders that represent the totality of the Capital Stock of the Company, that is: LOCALIZA RENT A CAR S.A, represented by its Directors Mr. Jose Salim Mattar Junior and Flavio Brandao Resende.

Head: President Mr. Eugenio Pacelli Mattar, Secretary Mr. Antonio Claudio Brandao Resende.

Call: the press call was waived in accordance toss.4(0), of article 124 of the Law n(0)6.404/76.

Issues:  i) To remove from office the members of the current Board of Directors;
ii) To elect and install the new Board of Directors of the Company; iii) To approve the payment of a complementary remuneration to the Company's Statutory
Board of Directors; iv) To approve the payment of fees to the Company's Statutory Board of Directors for the lapse of term between the Ordinary General Meetings as of the years 2000 and 2001; v) To ratify the proposal for payment to the Company's employees of a special participation on the Company's net profit, as of the fiscal year of 1999; vi) To approve the Administration's report, the balance statements, the Income Statement, the statement of changes in Shareholder's equity and the Statement of changes in financial position as of the fiscal year of 1999; vii) To deliberate over the proposal for the destination of the net profit as of the fiscal year ended December 31, 1999, restated in accordance to the law, as stated in article 192, of the Law 6.404/76; viii) To ratify the suggestion for the Company Arthur Andersen S/C Ltda to be the independent auditing Company responsible for examining the Company's Balance Statements;

Unanimous Deliberations: i),ii) After being removed from office, the Company's Board of Directors were then reelected and installed, herewith, for the lapse of term between this Ordinary General Meeting and the one that shall take place in the year 2001, in accordance to the Bylaws, whereas:

|X| For the position of Director President Mr Salim Mattar Junior, Brazilian, judicial separated, businessman, with an ID n(0): M-1.653.965 SSP/MG, and CPF:
071.823.766-87, domiciled at Jose do Patrocinio Pontes Street, n(0) 1600, Mangabeiras District; |X| For the position of Director Vice President Mr. Antonio Claudio Brandao Resente, Brazilian, married, businessman, with an ID n(0): M-578.679 SSP/MG, and CPF: 076.364.666-00, domiciled at Aldo Casilo Street, n(0) 21, in the District of Mangabeiras, Belo Horizonte-MG; |X| For the position of Director Vice President Mr. Eugenio Pacelli Mattar, Brazilian, judicial separated, businessman, with an ID n(0): MG-4.491, and CPF:
130.057.586-72, domiciled at Santa Maria de Itabira, 211, apartment 1300, Sion District, Belo Horizonte-MG |X| For the position of Director Vice President Mr Flavio Brandao Resende, Brazilian, not married, businessman, with an ID n(0):
M-4.661, and CPF: 186.119.316-53, domiciled at Bahia Street, 2.577, apartment 6010, Lourdes District, BeloHorizonte-MG.

iii) It was approved, without exceptions, the payment of a complementary remuneration for the Board of Directors throughout their mandate, in the amount of R$ 100.000,00 (one hundred thousand Reals);

iv) It was approved the amount of the global remuneration to the Company's Board of Directors, as fees, in the amount of R$ 3.000.000,00 (three million Reals), for the lapse between the hereof General Meeting and the Ordinary General Meeting as of the year 2001;

v) It was ratified, without exceptions to the Board of Directors, the proposal for payment to the Company's employees of a special participation on the Company's net profit, as of the fiscal year of 1999, added to the Labor collective settlement of employee participation in the Company's net profit, filed in the Public Record "2(0) Oficio de Titulos e Documentos", on July 15, 1999, in the amount of R$ 44.000,00 (forty four thousand Reals), approved by the Company's Board of Directors during the Session that took place on March 16, 2000;

vi) It was submit to appreciation and formally approved without exceptions, reservation nor restrictions the Balance Statements as of December 31, 1999, composed by the Balance Statements, the Income Statement, the statement of changes in Shareholder's equity and the Statement of changes in financial position, all published in accordance to article 286 of the Law 6.404/76, at a previous date to this session, in accordance to the article 133, paragraph 4 and article 134, paragraph 3, of the Law 6.404/76; It was herewith also formally approved the Administration Report, whereas its content is filed along with the published Balance Statements;

vii) Proceeding with the meeting, the shareholders decided to credit to the accumulated profit account, the balance of the net profit, restated in accordance to the Law, as of the fiscal year ended December 31, 1999;

viii) The suggestion for suggestion for the Company Arthur Andersen S/C Ltda to be the independent auditing Company responsible for examining the Company's Balance Statements was unanimously approved;

Closing and writing up of the minute:

With no further deliberation to be held, Mr President conceded to anybody who wanted to do so, the right to speak, and, since nobody did so, the session was then closed, and the herein minute was plough in a magnetic disc, for further transcription in the proper book, which, after read and approved, was signed by all.

Attendant Shareholders: LOCALIZA RENT A CAR S.A. represented by its Directors Mr. Jose Salim Mattar Junior and Flavio Brandao Resende.



We hereof certify that the current minute is a faithful copy of the original one, plough in its proper book.

Belo Horizonte, April 25, 2000

[Illegible signature]
Eugenio Pacelli Mattar
President

[Illegible signature]
Antonio Claudio Brandao Resende
Secretary

Shareholder Present:

[Illegible signature]
Jose Salim Mattar Junior
President

[Illegible signature]
Flavio Brandao Resende
Vice President

Chamber of commerce for the State of Minas Gerais

I certify the register as of February 4, 2000 under the number 1875473 [illegible signature] Augusto Pimenta de Portilho

In behalf of the General Secretary
Docket 200375822

COMPANY ARTICLES OF ASSOCIATION

                                 AUTOVENDA LTDA

By means of this Contract Amendment Dee, LOCALIZA RENT A CAR S.A, with head-office at Av Bernardo Monteiro n(0): 1563, Funcionarios District, in Belo Horizonte-MG, enrolled under Personal Taxpayers' Registration n(0):
16.670.085/0001-55,  registered  at the  Board of  Trade  of the  State of Minas
Gerais under the n(0) 3130001144-5 on January 17, 1996, hereby represented by its Directors Jose Salim Mattar Junior, who is Brazilian, judicially separated, a businessman, bearer of Identity Card n(0) M-1.653.965 issued by the Minas Gerais Public Security Department and Personal Taxpayer's Identification Card n(0) 071.823.766-87, who is resident and domiciled at Rua Boa Esperanca n(0) 525, apto 300, bairro Carmo Sion, Belo Horizonte, State of Minas Gerais, and Eugenio Pacelli Mattar, Brazilian, judicially separated, a businessman, bearer of Identity Card n(0) MG-4.491, issued by the Minas Gerais Public Security Department, and Personal Taxpayer's Identification Card N(0) 130.057.586-72, who is resident and domiciled at Rua Santa Maria de Itabira, n(0) 211 - apto 1300, bairro Carmo Sion, Belo Horizonte, State of Minas Gerais and;

LOCALIZA SYSTEM LTDA, whose registered office is in this State Capital, at Avenida Bernardo Monteiro, 1563, enrolled at the General Taxpayer's Register under n(0) 18.367.946/0001-56, whose articles of association are duly recorded at the Corporate Registry Office under n(0) 58.475 on August 11, 1983, hereby represented by its directors Flavio Brandao Resende, who is Brazilian, a bachelor, of legal age, a businessman, bearer of Identity card n(0) 04.661, issued by the Minas Gerais decide to set up a Company, which they do under the following clauses and conditions:


FIRST CLAUSE

The Company, as governed by Decree n(0) 3708, as of January 10, 1919, and by these Articles of Association, shall go under the name of AUTOVENDA LTDA

SECOND CLAUSE, REGISTERED OFFICE AND BRANCES
The head office of the Company shall be in this city of Belo Horizonte, State of
Minas  Gerais,  at  Avenida  Bernardo   Monteiro  n(0)  1563  -  parte,   bairro
Funcionarios. The Company may open branches at any time in Brazil and abroad.

CLAUSE THREE - BUSINESS OBJECT
The Company's business object shall be dealership in buying and/or selling vehicles and accessories and providing services to make such dealership operational

CLAUSE FOUR - CAPITAL STOCK
Wholly subscribed and paid-up Capital Stock in Brazilian currency is R$ 10.000 (ten thousand Brazilian Reais), divided into 1.000 (one thousand) quotas with a par value of R$ 10,00 (ten Brazilian Reais) each, shared among the partners as follows:

-------------------------------------------------------------------------------
Partners                                        Quotes       Par Value       %
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Localiza Rent a Car S.A                           9.999       9.990,00     99.9
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Localiza System Ltda                                  1          10,00      0,1
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                                    Total        10.000      10.000,00    100.0
-------------------------------------------------------------------------------

PARAGRAPH ONE- The responsibility of the partners if limited to the totality of the Capital Stock, in accordance to the Decree n(0) 3.708, as of January 10, 1919

CLAUSE FIVE - SHARE TRANSFERENCE
The shares are indivisible and cannot be assigned, sold, disposed of, used as collateral or transferred to anyone outside the Company, for any reason, without the express agreement of the majority of the shareholders. The shares will preferably be negotiated among the other shareholders in the Company, with the same share in ownership existing among the remaining partners being maintained.

CLAUSE SIX - RETIREMENT BY PARTNERS
Any partner who for whatever reason wishes to withdraw from the Company shall inform the other partners of his intention within a written notice presented no less than 60 (sixty) days in advance. Such shareholder's net assets as drawn up in a Balance Sheet specially prepared for this purpose, and valued at market prices, shall be paid to him in up to 60 (sixty) monthly consecutive installments monetarily restated on the basis of the IGPM (General Market Price Index) or another index that shall replace it, interest-free, with payment starting 30 (thirty) days after the term of notice has elapsed.

CLAUSE SEVEN - DURATION
The Company's term of duration is indefinite, beginning on the date its articles of association are registered at the proper department.

CLAUSE EIGHT - DISSOLUTION
The Company will be wound up under the provisions of the law or as the result of a decision made by the partners representing the majority of the capital stock. Sole Paragraph - The Company will not go into dissolution and subsequent liquidation as a result of the retirement, insolvency or incapacity of any of the partners.

CLAUSE NINE - FISCAL YEAR
The Company financial year shall correspond exactly to the calendar year

CLAUSE TEN - FINANCIAL STATEMENTS
On December 31 of each year, the Company financial statements shall be drawn up, including an income statement, after al the legal deductions, distributed to the patners and/or capitalized, in the same proportion as their shares in Capital Stock, in accordance with a resolution by the majority of partners. Any losses shall be borne by the partners in the same proportion as their shares in Capital Stock.

SOLE PARAGRAPH - Partners representing the majority of the capital in the Company may determine that interim balance sheets be drawn up and distribute income therefrom on the basis of such balance sheets.

CLAUSE ELEVEN - PROFIT SHARING
The partners may partially or wholly distribute profits and other forms of capital remuneration disproportionately to shares in Capital Stock, by unanimous decision.

CLAUSE TWELVE - MANAGEMENT
The Company shall be managed by the following appointed Directors:

-------------------------------------------------------------------------------
Jose Salim Mattar Junior                            President - Director
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Antonio Claudio Brandao Resende                     Vice President - Director
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Eugenio Pacelli Mattar                              Vice President  - Director
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Flavio Brandao Resende                              Vice President -  Director
-------------------------------------------------------------------------------

PARAGRAPH ONE
The above appointed Directors shall represent the Company as plaintiffs and defendants, both in court and out of court, individually, before any public department or federal, state or municipal authority, as well as any government subsidized non-profit organization, private and government owned companies, and institution partially controlled by the state.

PARAGRAPH TWO
The above appointed Directors shall always represent the Company in pairs, in order to sign any kind of deed, bill of exchange check, payment order, contract, and, general, any other documents meaning any company liability or obligaiton.

PARAGRAPH THREE
Any of the above appointed Directors may grant powers, in pairs, by proxy, ir oeder for their representatives to be able to carry out the acts set out in paragraphs One and Two, subject to the provisions thereof.

PARAGRAPH FOUR
Running and management of the Company shall only be entrusted to Brazilians who are resident and domiciled in Brazil.

PARAGRAPH FIVE
It is forbidden for the Company to act as guarantor for any natural person or legal entity, excepting its own shareholder partners or affiliated companies.

PARAGRAPH SIX
The Directors shall be entitled to a salary, which they shall withdraw in accordance with the financial condition of the Company.

CLAUSE THIRTEEN - TRANSFORMATION OF THE TYPE OF COMPANY, MERGERS, SPIN-OFFS AND INCORPORATIONS At any time, by deliberation of the partners that represent the majority of the Capital Stock, the Company may be transformed into a Limited Liability Company, as well as be merged, spin-off and incorporated.

SOLE PARAGRAPH - In accordance with the Sole Paragraph in article 221 of Law 6404/76, the partners expressly and irrevocably waive entitlement to retirement shold transformations take place.

CLAUSE FOURTEEN - CONTINGENT CASES -  JURISDICRION VENUE
Contingent cases in this document shall be solved upon deliberation by the partners holding the majority of the capital at a meeting called specifically for such purpouse with no less than twenty fours notice.

This city of Belo Horizonte, State of Minas Gerais is elected as the only jurisdiction venue competent to clear up any pending matters and doubts that may arise from this contract, and any other is expressly waived, however senior it may be.

CLAUSE FIFTEEN - STATEMENT
The partners declare under penalty of law that they are not prevented from taking part as partners or managers in commercial or civil companies (Law n(0):
6939/81,  article 30, 20, "b" and Law 4.726/65,  article 38, III Law n(0): 8.934 and Decree n(0) 1800)

And so having reached fair agreement in full and mutual consent, they sigh this document of Contractual Amendment and Consolidation of the Articles of Association in 03 (counterparts), in the presence of two witnesses who were present at all time, in order to produce its legal force.

Belo Horizonte, November 16th ., 1998

Localiza Rent a Car S.A.

[Illegible signature]
in behalf: Jose Salim Mattar Junior

[Illegible signature]
in behalf: Eugenio Pacelli Mattar

Localiza System Ltda.

[Illegible signature]
in behalf: Flavio Brandao Resende

{Illegible signature]
 Dr. Tarcisio Pinto Ferreira
 Minas Gerais Brazilian Bar Association 75.357

Witnesses:
1) [Illegible signature]
   Roberto Antonio Mendes

   CPF 137.768.946-87


2) [Illegible signature]
   Claudia S. Leao

   CPF 829.323.016-91

REGISTER OF LEGAL ENTITIES
Officer: Mr. Jose Madi Meri

Av. Afonso Pena, 732, 2nd floor - Belo Horizonte - MG - Telefax: 2243878 AUTOVENDA LTDA
Registered under the n(0): 99.783, in Book A, in 26/11/98

Belo Horizonte, 26/11/98. Substitute scrivener: Ana Paula Neri Rocha
Emoluments: R$ 5,00   Additional revenue: R$ 1,70   Total: R$ 6,70
[illegible signature]

                 FIRST COMPANY ARTICLES OF ASSOCIATION AMENDMENT

                               AUTOVENDA S/C LTDA

                             new name of the Company

                                 AUTOVENDA LTDA

By means of this Contract Amendment Dee, LOCALIZA RENT A CAR S.A, with head-office at Av Bernardo Monteiro n(0): 1563, Funcionarios District, in Belo Horizonte-MG, enrolled under Personal Taxpayers' Registration n(0):
16.670.085/0001-55,  registered  at the  Board of  Trade  of the  State of Minas
Gerais under the n(0) 3130001144-5 on January 17, 1996, hereby represented by its Directors Jose Salim Mattar Junior, who is Brazilian, judicially separated, a businessman, bearer of Identity Card n(0) M-1.653.965 issued by the Minas Gerais Public Security Department and Personal Taxpayer's Identification Card n(0) 071.823.766-87, who is resident and domiciled at Rua Boa Esperanca n(0) 525, apto 300, bairro Carmo Sion, Belo Horizonte, State of Minas Gerais, and Eugenio Pacelli Mattar, Brazilian, judicially separated, a businessman, bearer of Identity Card n(0) MG-4.491, issued by the Minas Gerais Public Security Department, and Personal Taxpayer's Identification Card N(0) 130.057.586-72, who is resident and domiciled at Rua Santa Maria de Itabira, n(0) 211 - apto 1300, bairro Carmo Sion, Belo Horizonte, State of Minas Gerais and;

LOCALIZA SYSTEM LTDA, whose registered office is in this State Capital, at Avenida Bernardo Monteiro, 1563, enrolled at the General Taxpayer's Register under n(0) 18.367.946/0001-56, whose articles of association are duly recorded at the Corporate Registry Office under n(0) 58.475 on August 11, 1983, hereby represented by its directors Flavio Brandao Resende, who is Brazilian, a bachelor, of legal age, a businessman, bearer of Identity card n(0) 04.661, issued by the Minas Gerais

The sole partners in the Company AUTOVENDA S/C LTDA, with new name of AUTOVENDA LTDA, whose office is at Av. Bernardo Monteiro n(0) 1563, Bairro Funcionarios, City of Belo Horizonte, State of Minas Gerais, enrolled at the General Taxpayers'Register under n(0): 02.887.1000/0001-07, whose articles of association are recorded at the Corportate Civil Registry under n(0) 99.783 - Book A, on November 26, 1998, decide to proceed to the first amendment of the Articles of Incorporation, which they do under the following clauses and conditions:

I - CHANGE IN COMPANY NAME

The Company name that was  AUTOVENDA  LTDA,  is hereof  changed to AUTOVENDA S/C
LTDA.

II - AMENDMENT OF THE SECOND CLAUSE
The partners, hereof, deliberate over the amendment of the second clause of the Articles of Incorporation, which shall then have the following content:

"SECOND CLAUSE - REGISTERED OFFICE AND BRANCHES

The head office of the Company shall be in this city of Belo Horizonte, State of
Minas  Gerais,  at  Avenida  Bernardo   Monteiro  n(0)  1653  -  parte,   bairro
Funcionarios. The Company may open branches at any time in Brazil and abroad.

Sole Paragraph - Management shall decide on the opening of branches and representation before the proper authorities in order to consolidate and carry out business in new localities, in suitable documents duly registered at the proper department, for all legal purposes.

III - OPENING OF BRANCHES
The partners hereof deliberate over the opening of the following branches:

|X| Minas Gerais (BETIM) - Address: BR 381 - Km 429, Distrito Paulo Camilo Pena, Betim, MG.

|X| Minas Gerais (BHZ) - Address: Rua Cesario Alvim, n(0): 11, Padre Eustaquio, Belo Horizonte, MG.

|X| Para (BEL) - Address: Av. Pedro Alvares Cabral,  n(0)200,  Umarizal,  Belem,
PA.

|X| Distrito Federal (BSB) - Address: Area externa do aeroporto, Setor de Locadoras, Lojas 3 e 4, Brasilia, DF.

|X| Sao Paulo (CPQ) - Address: Av. Prestes Maia, 485, Jardim Trevo, Campinas SP

|X| Curitiba (CWB) - Address: Av. das Torres, n(0)4350, esquina c/ Av. Comendador Franco, Uberaba, Curitiba, PR

|X| Ceara (FOR) - Address: Praca Brigadeiro Eduardo Gomes, s/n(0), aeroporto Pinto Martins, Fortaleza, CE.

|X| Goias (GYN) - Address: Av. Anhanguera, 3530, Setor Vila Nova, Goiania, GO.

|X| Sao Paulo (MOR) - Address: Av. Morumbi, 8234, Broklin, Sao Paulo, SP

|X| Rio Grande do Norte (NAT) - Address: Av. Nascimento de Castro, 1792, Lagoa Nova, Natal, RN

|X| Rio Grande do Sul (POA), - Address: Av. Carlos Gomes, 230, Mont'Serrat, Porto Alegre, RS.

|X| Pernambuco (REC) - Address: Av. Visconde Jequitinhonha, 1145, Boa Viagem, Recife, PE.

|X| Rio de Janeiro (RIO) - Address: Av. Vinte de Janeiro, s/n(0)Acesso Aeroporto Internacional do Galeao, Ilha do Governador, RJ.

|X| Bahia (SSA) - Address: Estrada Rodovia Itapoa, s/n(0), fim da Avenida paralela, Bairro Itapoa, Salvador, BA.

|X| Vitoria (VIX) - Address: Praca do Aeroporto,  s/n(0),  Goiabeiras,  Vitoria,
ES.

IV - CONSOLIDATION OF THE COMPANY'S ARTICLES OF ASSOCIATION

The partners decide to consolidate the Company's Articles of Association, so as to ratify its clauses and conditions:

             CONSOLIDATION OF THE COMPANY'S ARTICLES OF ASSOCIATION
                                 AUTOVENDA LTDA

FIRST CLAUSE

The Company, as governed by Decree n(0) 3708, as of January 10, 1919, and by these Articles of Association, shall go under the name of AUTOVENDA S/C LTDA

SECOND CLAUSE, REGISTERED OFFICE AND BRANCES
The head office of the Company shall be in this city of Belo Horizonte, State of
Minas  Gerais,  at  Avenida  Bernardo   Monteiro  n(0)  1653  -  parte,   bairro
Funcionarios. The Company may open branches at any time in Brazil and abroad.

Sole Paragraph - Management shall decide on the opening of branches and representation before the proper authorities in order to consolidate and carry out business in new localities, in suitable documents duly registered at the proper department, for all legal purposes.

The Company has the following branches:

|X| Minas Gerais (BETIM) - Address: BR 381 - Km 429, Distrito Paulo Camilo Pena, Betim, MG.

|X| Minas Gerais (BHZ) - Address: Rua Cesario Alvim, n(0): 11, Padre Eustaquio, Belo Horizonte, MG.

|X| Para (BEL) - Address: Av. Pedro Alvares Cabral,  n(0)200,  Umarizal,  Belem,
PA.

|X| Distrito Federal (BSB) - Address: Area externa do aeroporto, Setor de Locadoras, Lojas 3 e 4, Brasilia, DF.

|X| Sao Paulo (CPQ) - Address: Av. Prestes Maia, 485, Jardim Trevo, Campinas SP

|X| Curitiba (CWB) - Address: Av. das Torres, n(0)4350, esquina c/ Av. Comendador Franco, Uberaba, Curitiba, PR

|X| Ceara (FOR) - Address: Praca Brigadeiro Eduardo Gomes, s/n(0), aeroporto Pinto Martins, Fortaleza, CE.

|X| Goias (GYN) - Address: Av. Anhanguera, 3530, Setor Vila Nova, Goiania, GO

|X| Sao Paulo (MOR) - Address: Av. Morumbi, 8234, Broklin, Sao Paulo, SP |X|

|X| Rio Grande do Norte (NAT) - Address: Av. Nascimento de Castro, 1792, Lagoa Nova, Natal, RN

|X| Rio Grande do Sul (POA), - Address: Av. Carlos Gomes, 230, Mont'Serrat, Porto Alegre, RS.

|X| Pernambuco (REC) - Address: Av. Visconde Jequitinhonha, 1145, Boa Viagem, Recife, PE.

|X| Rio de Janeiro (RIO) - Address: Av. Vinte de Janeiro, s/n(0)Acesso Aeroporto Internacional do Galeao, Ilha do Governador, RJ.

|X| Bahia (SSA) - Address: Estrada Rodovia Itapoa, s/n(0), fim da Avenida paralela, Bairro Itapoa, Salvador, BA.

|X| Vitoria (VIX) - Address: Praca do Aeroporto,  s/n(0),  Goiabeiras,  Vitoria,
ES.

CLAUSE THREE - BUSINESS OBJECT
The Company's business object shall be dealership in buying and/or selling vehicles and accessories and providing services to make such dealership operational

CLAUSE FOUR - CAPITAL STOCK
Wholly subscribed and paid-up Capital Stock in Brazilian currency is R$ 10.000 (ten thousand Brazilian Reais), divided into 1.000 (one thousand) quotas with a par value of R$ 10,00 (ten Brazilian Reais) each, shared among the partners as follows:

-------------------------------------------------------------------------------
Partners                                         Quotes       Par Value       %
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Localiza Rent a Car S.A                             999       9.990,00     99.9
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Localiza System Ltda                                  1          10,00      0,1
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                                    Total         1.000      10.000,00    100.0
-------------------------------------------------------------------------------

PARAGRAPH ONE- The responsibility of the partners if limited to the totality of the Capital Stock, in accordance to the Decree n(0) 3.708, as of January 10, 1919

CLAUSE FIVE - SHARE TRANSFERENCE
The shares are indivisible and cannot be assigned, sold, disposed of, used as collateral or transferred to anyone outside the Company, for any reason, without the express agreement of the majority of the shareholders. The shares will preferably be negotiated among the other shareholders in the Company, with the same share in ownership existing among the remaining partners being maintained.

CLAUSE SIX - RETIREMENT BY PARTNERS
Any partner who for whatever reason wishes to withdraw from the Company shall inform the other partners of his intention within a written notice presented no less than 60 (sixty) days in advance. Such shareholder's net assets as drawn up in a Balance Sheet specially prepared for this purpose, and valued at market prices, shall be paid to him in up to 60 (sixty) monthly consecutive installments monetarily restated on the basis of the IGPM (General Market Price Index) or another index that shall replace it, interest-free, with payment starting 30 (thirty) days after the term of notice has elapsed.

CLAUSE SEVEN - DURATION
The Company's term of duration is indefinite, beginning on the date its articles of association are registered at the proper department.

CLAUSE EIGHT - DISSOLUTION
The Company shall be wound up under the provisions of the Law or as the result of a decision made by the partners representing the majority of the Capital Stock.

SOLE PARAGRAPH - The Company shall not go into dissolution and subsequent liquidation as a result of the retirement, insolvency or incapacity of any of the partners.

CLAUSE NINE - FINANCIAL YEAR
The Company financial year will correspond exactly to the calendar year.

CLAUSE TEN - FINANCIAL STATEMENTS
On December 31 of each year, the Company financial statements shall be drawn up, including an income statement, after al the legal deductions, distributed to the partners and/or capitalized, in the same proportion as their shares in Capital Stock, in accordance with a resolution by the majority of partners. Any losses shall be borne by the partners in the same proportion as their shares in Capital Stock.

SOLE PARAGRAPH - Partners representing the majority of the capital in the Company may determine that interim balance sheets be drawn up and distribute income therefrom on the basis of such balance sheets.

CLAUSE ELEVEN - PROFIT SHARING
The partners may partially or wholly distribute profits and other forms of capital remuneration disproportionately to shares in Capital Stock, by unanimous decision.

CLAUSE TWELVE - MANAGEMENT
The Company shall be managed by the following appointed Directors:

-------------------------------------------------------------------------------
Jose Salim Mattar Junior                            President - Director
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Antonio Claudio Brandao Resende                     Vice President - Director
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Eugenio Pacelli Mattar                              Vice President  - Director
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Flavio Brandao Resende                              Vice President -  Director
-------------------------------------------------------------------------------

PARAGRAPH ONE
The above appointed Directors shall represent the Company as plaintiffs and defendants, both in court and out of court, individually, before any public department or federal, state or municipal authority, as well as any government subsidized non-profit organization, private and government owned companies, and institution partially controlled by the state.

PARAGRAPH TWO
The above appointed Directors shall always represent the Company in pairs, in order to sign any kind of deed, bill of exchange check, payment order, contract, and, general, any other documents meaning any company liability or obligation.

PARAGRAPH THREE
Any of the above appointed Directors may grant powers, in pairs, by proxy, in order for their representatives to be able to carry out the acts set out in paragraphs One and Two, subject to the provisions thereof.

PARAGRAPH FOUR
Running and management of the Company shall only be entrusted to Brazilians who are resident and domiciled in Brazil.

PARAGRAPH FIVE
It is forbidden for the Company to act as guarantor for any natural person or legal entity, excepting its own shareholder partners or affiliated companies.

PARAGRAPH SIX
The Directors shall be entitled to a salary, which they shall withdraw in accordance with the financial condition of the Company.

CLAUSE THIRTEEN - TRANSFORMATION OF THE TYPE OF COMPANY, MERGERS, SPIN-OFFS AND INCORPORATIONS

At any time, by deliberation of the partners that represent the majority of the Capital Stock, the Company may be transformed into a Limited Liability Company, as well as be merged, spin-off and incorporated.

SOLE PARAGRAPH - In accordance with the Sole Paragraph in article 221 of Law 6404/76, the partners expressly and irrevocably waive entitlement to retirement should transformations take place.

CLAUSE FOURTEEN - CONTINGENT CASES -  JURISDICRION VENUE
Contingent cases in this document shall be solved upon deliberation by the partners holding the majority of the capital at a meeting called specifically for such purpose with no less than twenty fours notice.

This city of Belo Horizonte, State of Minas Gerais is elected as the only jurisdiction venue competent to clear up any pending matters and doubts that may arise from this contract, and any other is expressly waived, however senior it may be.

CLAUSE FIFTEEN - STATEMENT
The partners declare under penalty of law that they are not prevented from taking part as partners or managers in commercial or civil companies (Law n(0):
6939/81,  article 30, 20, "b" and Law 4.726/65,  article 38, III Law n(0): 8.934 and Decree n(0) 1800)

And so having reached fair agreement in full and mutual consent, they sigh this document of Contractual Amendment and Consolidation of the Articles of Association in 03 (counterparts), in the presence of two witnesses who were present at all time, in order to produce its legal force.

Belo Horizonte, November 30, 1998

Localiza Rent a Car S.A.

[Illegible signature]
in behalf: Jose Salim Mattar Junior

[Illegible signature]
in behalf: Eugenio Pacelli Mattar

Localiza System Ltda.

[Illegible signature]
in behalf: Flavio Brandao Resende

{Illegible signature]
 Dr. Tarcisio Pinto Ferreira
 Minas Gerais Brazilian Bar Association 20.694

Witnesses:
1) [Illegible signature]
   Roberto Antonio Mendes

   CPF 137.768.946-87

2) [Illegible signature]
   Claudia S. Leao

   CPF 829.323.016-91

REGISTER OF LEGAL ENTITIES
Officer: Mr. Jose Madi Meri

Av. Afonso Pena, 732, 2nd floor - Belo Horizonte - MG - Telefax: 2243878 AUTOVENDA LTDA
Registered under the n(0): 01, within the registering 99.783, in Book A, in 18/12/98

Belo Horizonte, 18/12/98. Substitute scrivener: Ana Paula Neri Rocha
Emoluments: R$ 8,00   Additional revenue: R$ 2,72   Total: R$ 10,72
[illegible signature]

                TENTH COMPANY ARTICLES OF ASSOCIATION AMENDMENT

                              LOCALIZA SYSTEM LTDA

LOCALIZA RENT A CAR S.A, with head-office at Av Bernardo Monteiro n(0): 1563, Funcionarios District, in Belo Horizonte-MG, registered under the CGC/MG:
16.670.085/0001-55, represented by its partners JOSE SALIM MATTAR JUNIOR, Brazilian, married, businessman, with an ID n(0): M-1.653.965 SSP/MG, and CPF:
071.823.766-87, with domicile at Jose do Patrocinio Street, n(0) 1600 and ANTONIO CLAUDIO BRANDAO RESENTE, Brazilian, married, businessman, with an ID n(0): M-578.679 SSP/MG, and CPF: 076.364.666-00, with domicile at Aldo Casilo Street, n(0) 21, both homes located in the District of Mangabeiras, in Belo Horizonte-MG; ARISTIDES LUCIANO DE AZEVEDO NEWTON, Brazilian, married, businessman, with an ID n(0): M-2.132 CRA 6(a) Region/MG and CPF:
020.311.249-00, with domicile at Inconfidentes Street, n(0) 355, apto 101, Funcionarios District, in Belo Horizonte-MG;

Only partners of Localiza System Ltda, in consideration of a mutual agreement, hereby amend the Clause thirteen - Management, which shall then have the following content:

CLAUSE  THIRTEEN  - The  Company  shall be managed  by the  following  appointed
Directors:

-------------------------------------------------------------------------------
Jose Salim Mattar Junior                               President - Director
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Antonio Claudio Brandao Resende                      Vice President - Director
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Aristides Luciano de Azevedo Newton                  Vice President -  Director
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Eugenio Pacelli Mattar                               Vice President  - Director
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Flavio Brandao Resende                               Vice President -  Director
-------------------------------------------------------------------------------


PARAGRAPH FIRST - The above listed Directors shall represent the Company active and passively, in court or not, separately, in face of any governmental office or authorities that pertains to the County, State or Federal, as well as of Autarchies, Quasi-public organizations or Mixed Capital Companies.

PARAGRAPH SECOND - The above listed Directors shall represent the Company always jointly, in a group of 2 (two), to sign deeds of any type, Bill of exchanges, check, payment orders, contracts, or any other documents that imply in obligation or responsibility to the Company.

PARAGRAPH THREE - Either one from the Directors listed above may give granting, jointly in a group of 2 (two), by a written proxy, so as their representatives may proceed with any action mentioned in paragraphs first and second above, under the limit of their restrictions.

PARAGRAPH FOUR - The management and administration of the Company shall be held only by Brazilians, with domicile in Brazil.

PARAGRAPH FIVE - The Company is forbidden to provide legal guarantee to any person or Company, except for its own partners or affiliated companies.

PARAGRAPH SIX - The Directors shall have the right to receive a remuneration, in accordance to the economic and financial conditions of the Company.

             CONSOLIDATION OF THE COMPANY'S ARTICLES OF ASSOCIATION

I - NAME

CLAUSE ONE - The Company shall be ruled by the Decree 3.708, as of January 10, 1919, and by the herein articles of association, under the name LOCALIZA SYSTEM LTDA

II - HEAD-OFFICE AND BRANCHES

CLAUSE TWO - The head-office shall be located in the city of Belo Horizonte-MG, at Av. Bernardo Monteiro, n(0): 1563, 4(0)floor. The Company may set up Branches at any time, in Brazil or abroad.
III - BUSINESS OJECT

CLAUSE THREE - To manage the business franchise LOCALIZA RENT A CAR

IV - CAPITAL STOCK

CLAUSE FOUR - The Capital Stock is of R$ 375.000,00 (three hundred and seventy five thousand Brazilian Reais), represented by 375.000 (three hundred and seventy five thousand) quotas with a par value of R$ 1.00 each, distributed as follows:

-------------------------------------------------------------------------------
Partners                                   Quotes      Par Value    Total Value

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Localiza Rent a Car S.A                    346.875         1.00      346.875,00
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Aristides Luciano de Azevedo Newton         28.125         1.00       28.125,00
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Total                                      375.000                   375.000,00
-------------------------------------------------------------------------------

PARAGRAPH FIRST - The responsibility of the partners if limited to the totality of the Capital Share, in accordance to the Decree n(0) 3.708, as of January 10, 1919.

V - QUOTA TRANSFERENCE AND PARTNER WITHDRAWAL

CLAUSE FIVE - The quotas are indivisible and may not be ceded, sold, alienated, burden, object of pledge nor be transferred to anyone extraneous to the Company, for any reason, without a written notice of agreement of all the remaining partners. It is preferred that the quotas remain transacted among the remaining partners, so as maintaining the percentage ration among the partners. CLAUSE SIX
- The partner who, for any reason, wish to withdraw from the Company, shall then give, in 60 (sixty) days prior to the withdrawal, a written notice of intent to the remaining partners. Its net assets, calculated in the balance statement and evaluated at a market price, shall be paid within 60 (sixty) monthly installments, restated in accordance to the IGPM (General Market Price Index) or to any other restatement index that may supplant that, with no interest rate, to begin 30 days after the maturity date of the warning period.

VI - TERM AND DISSOLUTION

CLAUSE SEVEN - The Company shall have an unlimited term.

CLAUSE EIGHT - The Company shall dissolve within any situation expressed in the law, as well as through deliberation of the partners that represent the majority of the Capital Stock.

PARAGRAPH FIRST - The Company shall not be dissolved and liquidated because of withdrawal, death, insolvency nor incapacity of any partner.

PARAGRAPH SECOND - In the event of death of any partner, the Company shall temporarily continue along with the spouse or inheritor of the deceased, who shall take over the totality of quotas of the deceased. Until the end of the Will, whereas the patrimony shall be partitioned, the administrator of the Will shall represent the shares in face of the Company. Once the partition is ratified, the inheritors shall decide whether join the Company or receive the net assets of the deceased, calculated in accordance to the Balance Statement. Such Balance Statement shall have been raised at least 2 (two) months prior to the initial date of the payment due to the inheritors whereas the Company assets and liabilities shall be considered by their market value.

PARAGRAPH THIRD - The amount to be paid, within a maximum 60 (sixty) months term, in monthly installments, shall be restated in accordance to IGPM (General Market Prices Index), or to any other restatement index that may supplant that.

VII - FINANCIAL STATEMENTS AND FISCAL YEAR

CLAUSE NINE - The Company's fiscal year shall coincide to the calendar year.

CLAUSE TEN - Annually, as of December 31, the Financial Statements shall be elaborated and the calculated profits, net of legal deductions, shall then be distributed to the partners and/or capitalized in accordance to the same percentage ratio of participation in the Capital Stock, according to the partners decision. Eventual losses shall also be calculated prorate to the participation in the Capital Stock.

CLAUSE ELEVEN - The partners may determine whether there shall be interim Statements, and distribute profits in accordance to such statements.

CLAUSE TWELVE - The profits may be partially or totally distributed, not prorate to the participation in the Capital Stock, by unanimous deliberation of the partners.

VIII - MANAGEMENT

CLAUSE THIRTEEN - The Company shall be managed by the following Directors:

-------------------------------------------------------------------------------
Jose Salim Mattar Junior                           Director - President

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Antonio Claudio Brandao Resende                    Director - Vice President

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Aristides Luciano de Azevedo Newton                Director - Vice President
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Eugenio Pacelli Mattar                             Director - Vice President

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Flavio Brandao Resende                             Director - Vice President

-------------------------------------------------------------------------------

PARAGRAPH FIRST - The above listed Directors shall represent the Company active and passively, in court or not, separately, in face of any governmental office or authorities that pertains to the County, State or Federal, as well as of Autarchies, Quasi-public organizations or Mixed Capital Companies.

PARAGRAPH SECOND - The above listed Directors shall represent the Company always jointly, in a group of 2 (two), to sign deeds of any type, Bill of exchanges, check, payment orders, contracts, or any other documents that imply in obligation or responsibility to the Company.

PARAGRAPH THREE - Either one from the Directors listed above may give granting, jointly in a group of 2 (two), by a written proxy, so as their representatives may proceed with any action mentioned in paragraphs first and second above, under the limit of their restrictions.

PARAGRAPH FOUR - The management and administration of the Company shall be held only by Brazilians, with domicile in Brazil.

PARAGRAPH FIVE - The Company is forbidden to provide legal guarantee to any person or Company, except for its own partners or affiliated companies.

PARAGRAPH SIX - The Directors shall have the right to receive a remuneration, in accordance to the economic and financial conditions of the Company.

IX - COMPANY TRANSFORMATION

CLAUSE FOURTEEN - At any time, through deliberation of the partners that represent the majority of the Capital Stock, the Company may be transformed into a Corporation.

SOLE PARAGRAPH - The partners, in accordance to the Sole Paragraph of Article 221 of the Law 6.404/76, resign in a written and irrevocable way, to the withdrawal rights in case of such transformation.

X - CONTINGENT CASES - JURISDICRION VENUE

CLAUSE FIFTEEN - Any controversy or claim arising out of this agreement shall be settled by agreement among the partners or in accordance to the law in force.

CLAUSE SIXTEEN - The Company chooses its seat and forum in the city of Belo Horizonte-MG, in accordance to article 35, subparagraph 4(0) of the Civil Code, as the only instrument to settle any controversies and claims that may raise from the hereof agreement, resigning to any other, no matter how privileged.

CLAUSE SEVENTEEN - The partners declare, under the applicable provisions of the penalties of the law, that they are not allowed to participate, as partners or administrators, in any trade Company (Law 6939/81) article 3, paragraph second
(b) and law 4726/65, article 38, iii.

In witness were of, the parties hereto find this document in 3 (three) equal counterparties in order to properly produce its legal effects.

Belo Horizonte, May 11, 1999.

Localiza Rent a Car S.A.

[Illegible signature]
in behalf: Jose Salim Mattar Junior

[Illegible signature]
in behalf: Antonio Claudio Brandao Resende

Localiza System Ltda.

[Illegible signature]
in behalf: Aristides Luciano de Azevedo Newton

{Illegible signature]
 Dr. Tarcisio Pinto Ferreira
 Minas Gerais Brazilian Bar Association 20.694

Witnesses:
1) [Illegible signature]
   Roberto Antonio Mendes

   CPF 137.768.946-87

2) [Illegible signature]
   Celso Cirilo Macedo

   CPF 149.009.806-25

REGISTER OF LEGAL ENTITIES
Officer: Mr. Jose Madi Meri

Av. Afonso Pena, 732, 2nd floor - Belo Horizonte - MG - Telefax: 2243878 AUTOVENDA LTDA
Registered under the n(0): 18, within the registering 58.475, in Book A, in 09/06/99

Belo Horizonte, 09/06/99. Substitute scrivener: Ana Paula Neri Rocha
Emoluments: R$ 4,00   Additional revenue: R$ 1,36   Total: R$ 5,36
[illegible signature]